2009 ANNUAL REPORT


10015414

THE RIGHT PLACE. THE RIGHT TIME. THE RIGHT PEOPLE.




082-34909
RECEIVED
ARS
12-31-09


CALFRAC
WELL SERVICES


CANADA
UNITED STATES
MEXICO
RUSSIA
ARGENTINA

THE RIGHT PLACE

Calfrac Well Services Ltd. is a specialized provider of pressure pumping services – fracturing, coiled tubing and cementing – to the oil and natural gas industry (TSX:CFW). Approximately 88 percent of Calfrac's 2009 revenues of $592 million were generated from fracturing activities. Based in Calgary, Alberta, Calfrac has positioned its operations in North America's premier unconventional natural gas and light oil plays and in strategic international growth markets. All of these areas continue to be economic for energy producers at current commodity prices – and profitable for service providers like Calfrac. In short: the right place.

CONTENTS

4 Highlights
5 The Metrics of our Business
6 President's Letter
12 Operations Review - Canada and the United States
16 Operations Review - International
18 Management's Discussion and Analysis
54 Management's Letter
55 Auditors' Report
56 Consolidated Financial Statements
60 Notes to the Consolidated Financial Statements
84 Historical Review
85 Corporate Information



THE RIGHT PEOPLE

In this competitive service environment, having the right people is key to success at home and abroad. Calfrac has always prided itself on its people. Our ever-increasing focus on training, health and safety, and strategic workforce planning, has given us the best team of people we've ever had. Success in developing our own people shows in the quality of our customer base – producers with leading positions in the best unconventional plays that continue to expand in oil and natural gas development.

THE RIGHT TIME

Calfrac's business model is right for our times. We were early in repositioning ourselves to serve the energy sector's growing focus on unconventional plays including shale gas and tight oil and gas reservoirs – and today we have a significant presence in several of North America's premier unconventional plays. We've also spent the past number of years nurturing selected international markets. Last year those markets generated record results – and are set to grow further in 2010.


WS

Disciplined Financial Management

Calfrac focused on organic growth and declined to make premium-priced asset acquisitions during the previous commodities boom. That meant we could face the recent downturn with a clean balance sheet and unutilized borrowing capacity. Our program of cost rationalization, implemented as soon as the downturn set in, included reducing our Canadian and United States workforce by 30 percent and saved the Company related costs beginning in May 2009. The financial strength that came from our disciplined financial management enabled us to act on growth opportunities created by the downturn.

Purpose-Driven Diversification

While remaining highly focused in its service lines, Calfrac has diversified where it counts: by geography, commodity and resource play. Years of geographic diversification created new growth opportunities – and today we're drawing the majority of our revenue from outside Canada and substantial operating income from four separate geographic segments. Commodity diversification into new unconventional light oil plays is reducing price-driven volatility. Customer diversification stabilizes cash flows. Resource play diversification positioned us in North America's premier growth areas. We've been among the first into the Fayetteville, Horn River and Marcellus gas shales. And we're a growing presence in the Bakken play and active in the new Cardium oil play.

Technologies that Unlock Today's Reservoirs

The evolving hydraulic fracturing and pressure pumping markets impose greater technical demands on service providers. To thrive in these markets – where the potential rewards are also large – requires detailed geological knowledge, continually improving chemistry, sound engineering and direct involvement throughout the drilling and completions cycle. Calfrac is positioned on all counts. We have all the custom-designed modern equipment, horsepower, proppant and state-of-the-art fluid systems – plus an in-house lab facility that creates the right chemical solutions to yield productive wells in the areas in which we operate. That's why our customers include some of the world's largest producers. And one of the reasons why we received the Supplier of the Year award for 2009 for Royal Dutch Shell's Upstream Americas division.

Providing Value for Customers

Today's hydraulic fracturing customers are drilling high-impact wells, some costing more than $5 million per well. They're the ones continuing to develop large-scale, multi-year, multi-well unconventional plays in a volatile commodity price environment – so they have steep demands. They want top-quality and reliable equipment, on-site. They need large amounts of pressure-pumping horsepower. They want expert crews and technical solutions. They expect outstanding performance from sophisticated HS&E systems. And they need results: productive wells that turn a profit at today's commodity prices. By making it happen for customers, over and over, Calfrac has overcome the barriers to entry for our industry.

Counter-Cyclical Acquisitions

Downturns are always tough – but they open opportunities for financially stronger companies to consolidate their industry and grow their market share. Calfrac avoided over-priced deals during the boom – then jumped in the downturn. Two deals in the second half of 2009, valued at a combined $145 million, added 115,000 horsepower and top-quality equipment and personnel. Calfrac entered 2010 with better positioning in key plays and as Canada's largest fracturing provider, with a market share of over 20 percent.

Experienced Top-Tier People

People count at every stage of what we do. Our R&D team evaluates complex reservoirs and develops sophisticated chemical systems to enhance the productivity of wells. Our international managers know their markets and bring opportunities to the table. Our field crews conduct safe, reliable operations and deliver thousands of successful fractures. We have the systems, people, and track record to work seamlessly with some of the world's largest companies, companies with the highest HS&E standards and expectations of service providers. Helping our customers succeed is the key to our own success.

Levered to Well Completions Spending

The number of wells drilled across North America has been declining – but the amount of capital spent on completing wells is increasing. The shifting capital trend stems from the energy industry's focus on deeper, "tight" or less permeable natural gas and oil reservoirs. These are being developed using long-leg horizontal wells completed with multiple hydraulic fractures that expose more reservoir rock to yield enhanced production of hydrocarbons. Completions services for horizontal wells have increased significantly in comparison to vertical wells. In western Canada, for example, the overall number of fracturing treatments has remained essentially stable when compared to 2007, the industry's peak drilling year, despite the far lower number of wells expected to be drilled. Calfrac is 100 percent levered to well completions, with a primary focus on unconventional wells involving more and larger fracturing stages delivered. In 2009, our business model generated year-over-year growth in revenue per fracturing treatment in spite of a difficult business environment.



Strong Balance Sheet

The recent economic downturn clearly demonstrated the need to maintain a strong balance sheet. Our clean, strong balance sheet, including unutilized borrowing capacity, enabled us to seize acquisition opportunities, continue growing – and emerge stronger. For 2010, we've budgeted capital spending of $70 million, including $14 million of carryforward capital from 2009, to build new high-rate equipment to take advantage of emerging growth opportunities.



HIGHLIGHTS

Years Ended December 31,	2009	2008	Change
(000s, except per share and unit data)	**($)**	($)	(%)
Revenue	**591,500**	564,363	5
Operating income [1]	**71,135**	81,940	(13)
Net income (loss)	**(5,536)**	17,864	(131)
Per share – basic & diluted	**(0.14)**	0.47	(130)
Funds provided by operations [1]	**54,620**	80,747	(32)
Per share – basic & diluted	**1.42**	2.14	(34)
EBITDA [1]	**68,795**	83,957	(18)
Per share – basic & diluted	**1.79**	2.23	(20)
Capital expenditures	**102,176**	84,807	20
Working capital (end of year)	**128,243**	100,575	28
Total assets (end of year)	**840,890**	691,772	22
Shareholders' equity (end of year)	**459,932**	393,476	17
Market capitalization at year-end	**894,442**	328,352	172
Weighted average shares (basic) outstanding (#)	**38,475**	37,697	2
Operating as at December 31			
Pumping horsepower (000s)	**456**	287	59
Coiled tubing units (#)	**28**	18	56
Cementing units (#)	**21**	18	17

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

THE METRICS OF OUR BUSINESS


Revenues by Geographic Segment ($mm)
314.3
426.4
460.3
564.4
591.5
Canada
United States
Russia
Latin America
05
06
07
08
09

Growth in revenues through the recent downturn demonstrates the benefits of geographic diversification.


Operating Income
$71.1 Million

Thanks to disciplined financial management, cost reductions and equipment redeployment, Calfrac generated solid operating income in 2009. Successful, growing international operations are increasing their contributions to the Company's total operating income.



Fracturing Stages by Geographic Segment

	Q1	Q2	Q3	Q4	2009 TOTAL
Canada	865	143	496	868	2,372
United States	593	497	883	867	2,840
Russia	134	157	147	120	558
Latin America	43	81	87	79	290
Calfrac's Total	1,635	878	1,613	1,934	6,060

Calfrac's positioning in premier unconventional and international plays drove continued growth in completions work even as overall well-counts declined.


Pressure Pumping Horsepower (000s) (year-end)
2009 456
2008 287
2007 242
2006 164

Today's unconventional plays have large horsepower requirements, and Calfrac is stepping up. Horsepower growth in 2009 came from two counter-cyclical acquisitions at favourable valuations.


Revenue per Fracturing Treatment ($)
45,006
56,759
62,466
67,974
83,241
05
06
07
08
09

Calfrac's revenue per completed fracturing stage continued to grow, reflecting the industry's evolution to higher-impact, deeper shale gas, tight oil and gas reservoirs.



Calfrac has come through one of the toughest periods in the energy services industry and global economy that any of us in senior management has encountered in our careers. I am pleased to report that the Company has emerged stronger than it was going into the downturn. We have entered 2010:

- Financially strong, with growing revenue, solid operating income and a clean balance sheet including ample working capital;
- Highly active, focused on unconventional resource play areas and growing world markets;
- Larger, with two counter-cyclical acquisitions driving a 59 percent year-over-year increase in our pressure pumping horsepower. We are now Canada's largest fracturing provider and have a bigger U.S. market share and international footprint;
- With our best team of employees ever; and
- Leaner and more cost-efficient.

These advantages are due to the strengths in Calfrac's business model plus the proactive measures we took to deal with the market downturn.

Today Calfrac is positioned in:

THE RIGHT PLACE – We have operations in the premier unconventional natural gas and tight oil plays of Canada and the United States, and in growing international markets, all offering strong economics at today's commodity prices;

THE RIGHT TIME – Calfrac has the expertise, financial strength, cost structure and pumping capacity needed to take maximum advantage of the rebound in oil and natural gas activity that is anticipated over the next 18 months; and

THE RIGHT PEOPLE – With our well-trained and dedicated crews, carefully chosen employees, experienced international managers, hands-on executive team and superb HS&E program, Calfrac can execute with effectiveness, reliability and safety. This is key to meeting the high standards of energy producers that are active in the unconventional plays on which Calfrac's future hinges.

PRESIDENT'S LETTER

OUR CHALLENGES AND RESPONSES

Challenge: Grow in a down market

We levered our capital dollars by adding horsepower at below replacement cost, making two counter-cyclical acquisitions in the second half. For a total of approximately $145 million, we added 115,000 pressure pumping horsepower plus high-quality fracturing support equipment and coiled tubing units, and also strengthened our position in western Canada's premier tight oil play.

Challenge: Sustain equipment utilization

Energy sector downturns typically idle vast equipment fleets. International diversification enabled us to redeploy equipment and crews to active, growing markets in Mexico and Russia. Within North America, our leading position in key unconventional plays, where individual wells can require 30,000-50,000 in pressure pumping horsepower, helped to sustain demand for Calfrac equipment.

Challenge: Cut costs

Calfrac's hands-on executive team adopted serious cost-cutting measures – early. We rolled back wages, salaries and benefits from senior executives on down. We cut discretionary and head office spending. We suspended conventional cementing services in the weak western Canada market. We reduced our western Canada workforce by 40 percent. All by May 2009.

Challenge: Maintain a strong balance sheet

Calfrac entered 2009 with ample working capital and low debt. After two acquisitions worth approximately $145 million, we replaced existing bank debt with US$100 million in new senior notes maturing in 2015. We entered 2010 with total debt of approximately $269 million spread over a larger borrowing base, assets of approximately $840 million and working capital in excess of $128 million.

Challenge: Increase commodity diversification

An exciting trend is applying horizontal wells with multi-stage hydraulic fracturing to previously uneconomic tight oil reservoirs. The most well-known is southeast Saskatchewan's Bakken play. The Bakken's been joined by the Lower Shaunavon, the Viking and the Cardium in west-central Alberta. Calfrac's top-quality equipment, deep reservoir understanding and advanced technologies have enabled us to shine in these new growth plays. Calfrac's exposure to oil-related fracturing increased substantially over the last half of 2009, creating leverage to stronger oil prices.

HS&E AND CORPORATE SOCIAL RESPONSIBILITY

Social responsibility is a core value for Calfrac, and the Company conducts itself in a top-tier manner with respect to all aspects of HS&E. We carefully evaluate all chemicals that are utilized during our operations, ensuring that all materials meet or exceed industry standards.

Calfrac is proud of its safety record. Last year, our people achieved a substantial year-over-year improvement in the total recordable injury frequency (TRIF), a broader measure than the lost-time injury rate, which also remained at a low level in 2009.

Calfrac's strong safety performance is due to a high level of engagement by the Company's entire organization, including the Board of Directors, senior management, and its customers, combined with growing awareness of the benefits of following safe work practices on location by Calfrac's field crews.

Lost-time Injury Rate [1]


0.63
0.70
0.23
0.53
0.51
05
06
07
08
09

Total Recordable Injury Frequency [1]


5.81
7.54
4.45
5.62
3.11
05
06
07
08
09

(1) Canada & United States operating statistics only

2009 in Review: Levering Our Business Model

After our major expansion and record revenues in 2008, 2009 began with poor visibility for revenue and field activities. While we didn't predict the recession, we had a strategy in place to respond to one. Calfrac implemented a thorough cost and workforce realignment that quickly delivered benefits (please see "Challenge: Cut Costs" on the previous page). Our senior management group laid out the road map, and the entire team bought into the rationale and executed it extremely well – and I sincerely thank all of them for it. We continued to focus on our business model's fundamentals: superior service, fair prices, strong and deep customer relationships.

Diversification played an important role. Since 2002, Calfrac has diversified by geography, play area and commodity while remaining focused on its pressure pumping service lines: fracturing, coiled tubing and cementing. Diversification has involved some risks and required a long-term commitment, careful entry, small-scale beginnings and nurturing of customers – but I cannot overstate its benefits in advance of a major economic downturn. Last year, operations outside of Canada accounted for 59 percent of total revenue, up from 52 percent in 2008. Diversification assisted with maintaining equipment utilization and preserving return on capital and operating income in a difficult operating environment.

Diversification within Canada and the U.S. let us participate in growth areas by redeploying equipment and restructuring operations, opening new field locations in northeast British Columbia and southern Saskatchewan, while moving a third fracturing spread to the Fayetteville shale play in Arkansas. Internationally, results in Russia were very strong, with high equipment utilization and cost controls yielding record operating income for this geographical segment. We recently deployed a fourth fracturing spread and a sixth deep coiled tubing unit into Western Siberia. Mexico had a turnaround year in which we added fracturing capacity and cementing services to our operations and achieved a significant improvement in operating income. International regions operate under separate management teams who keenly understand the business environment and opportunities in these markets.

Calfrac has been successful in a competitive marketplace because of our ability to meet the tough demands of the world's largest energy producers. These companies have been repositioning into those North American plays that can continue to grow amid lower commodity prices. To take one example, the Montney shale gas play in northeast B.C. and northwest Alberta has experienced dramatic growth in the last two years amid a low commodity price environment. Calfrac invested in the unconventional style of business very early – in understanding these complex tight reservoirs, in providing the right equipment and chemistry to help producers succeed in these capital-intensive wells. We were early into Arkansas's Fayetteville shale play and are maintaining a leading role in its development.

Operators in these plays have high expectations of their suppliers in terms of technical abilities, field performance, well results, and health, safety and environmental programs. Calfrac has proved its ability to deliver on all these criteria. In fact, we received the Supplier of the Year award for 2009 for Royal Dutch Shell's Upstream Americas division. Calfrac's Canadian fracturing and coiled tubing operations in northern Alberta and northeast British Columbia were recognized by Shell for their excellent health, safety and environmental record, superior service quality and responsiveness. We're very grateful for this recognition.

One motivation for our tight cost control last year was to maintain the financial freedom to take advantage of opportunities in this weaker phase. Calfrac maintained a disciplined approach to pursuing acquisition opportunities and focused on building our own equipment in the previous commodities boom. We made it clear that for us, acquisitions were more of a counter-cyclical tool. Last year, the business environment changed. We acted on two opportunities to acquire regional fracturing companies with modern, high-quality fleets compatible with our own equipment and priced well below replacement cost.

In August, we purchased the U.S.-based fracturing assets of Pure Energy Services Ltd. of Calgary, and in November we acquired Century Oilfield Services Inc. of Calgary. The combined value was approximately $145 million. Pure provided us with 45,000 pumping horsepower, some of which was deployed to the emerging Marcellus shale play. Century was a strategic acquisition that assisted in Calfrac's participation in the Bakken, North America's premier tight oil play. It lifted our presence in the oil-focused fracturing market in western Canada. It also tripled our regional coiled tubing capacity and added 70,000 pressure pumping horsepower, making Calfrac the largest fracturing provider in western Canada, with over 20 percent of the market. Our diversified operations provided the confidence that we could quickly put the new equipment to work.

We also renegotiated our debt facility, broadened our banking syndicate and recapitalized our balance sheet with a new, US$100 million offering of five-year senior notes due in 2015.

Momentum Returns

Things picked up in the second half of the year. Natural gas prices recovered somewhat towards year-end while crude oil moved from below US$60 per barrel in July to the mid-$70s in the final months. Thanks to today's technologies – long-leg horizontal wells completed using multiple hydraulic fractures – North America's high-quality unconventional natural gas and oil plays were proving consistently profitable at these commodity prices.

Opportunity: Unconventional natural gas

Today's natural gas prices are high enough to generate strong returns and drive the growth of North America's better shale gas and tight sands plays. Calfrac is superbly positioned. We're one of the leaders in Arkansas' Fayetteville shale play, where we foresee thousands of fractures over the next five years. We're an early entrant into the even larger Marcellus play, where we performed our first fracturing job in October 2009. In western Canada we're in the thick of the three best natural gas plays: the Horn River, Montney and Deep Basin.

Opportunity: International

International producing fields are typically at an earlier stage of reservoir maturity and generally use older extraction methods. That creates broad opportunity for Calfrac to apply its proven equipment, chemistry and knowledge to help international customers succeed. With a broader customer base in Russia – now the world's third-largest fracturing market – and momentum from strong oil prices, we expect sizable growth in this market. In Mexico, the national oil company's focus of resources on increasing onshore production, as well as the large number of recently drilled wells requiring completion, suggest an active year ahead.

Opportunity: Tight light oil plays

Calfrac will lever its much larger position in the Bakken and its early entry into the Cardium play. These plays generate good returns even at US$50-per-barrel crude oil, and are highly profitable at $70 per barrel. Producers have signalled larger capital budgets for 2010. Cardium and Bakken drilling is expected to grow – driving demand for fracturing and coiled tubing services.

OUR OUTLOOK

In 2009, we saw continued growth in activity in the Deep Basin, Montney and Horn River natural gas plays and the Bakken, Cardium, Viking and Lower Shaunavon tight oil plays in Canada. In the U.S. as referenced above, we maintained our strong position in the Fayetteville. Late last year Calfrac entered the Marcellus shale play, an enormous gas-in-place reservoir in New York, Pennsylvania and West Virginia. We performed our first fracture in October – another example of being in the right place at the right time with the right people.

Concurrently, new approaches are reviving older plays. In Alberta's Deep Basin, where a huge tight sands reservoir delivered solid vertical well results for two decades, horizontal drilling with multi-stage fracturing gained significant momentum in 2009. On the oil side, there was a dramatic revival of the 1950s-era Cardium oil play in west central Alberta. The Cardium had been declining for decades, but was suddenly yielding new riches thanks to multi-stage fracturing of horizontal wells. Calfrac is active in both plays.

In 2009, Calfrac performed over 6,000 fracture-stimulation stages throughout our operations. Average revenue per stage grew by more than 20 percent over 2008 to $83,241 per stage. Combined revenue increased to $592 million and we delivered operating income of approximately $71 million. We incurred a modest loss of $0.14 per share. To approach break-even in the most difficult economic environment we've ever seen is a real testimony to the business model, financial strength and efforts that our employees put in.

2010 Outlook

We're bullish about our business model and foresee growth in all geographic segments this year. The excess horsepower plaguing the U.S. market in 2009 is being absorbed and prices have begun to rebalance. The U.S. remains the world's largest fracturing market, so any percentage growth in activity represents numerous fracturing jobs. Internationally, we expect revenue growth in Russia with high utilization from six annual contracts signed with two of that country's largest oil and natural gas companies. In Mexico, we will benefit from a full year's revenue from our expanded fleet of three fracturing spreads and six cementing crews.

Although western Canada's drilling forecasts range from under 10,000 to 13,000 oil and natural gas wells, this is expected to include an increase in horizontal drilling to at least 2,800 wells. This suggests the industry's focus on generally deeper, longer-leg horizontal oil and natural gas wells completed with multi-stage fractures is intensifying. These wells can require 20 or more fractures each, making one of them the equivalent in completions activity and revenue of 20 traditional shallow gas wells.

Capital spending by our customer base in Canada is expected to increase year-over-year although this growth will likely remain lower than in the years preceding 2009. The ratio of spending on well completions, however, has changed as completion costs as a percentage of total well costs for today's unconventional horizontal wells are significantly higher than bringing a new vertical well on production. Result: the number of fracturing jobs and associated producer spending in unconventional natural gas and oil reservoirs continues to climb, even as the overall number of wells drilled in North America declines. Calfrac's weighting to multi-stage fracturing in both countries and commodities creates tremendous growth opportunity.

We foresee growing momentum in the second half of 2010 and a further upswing in 2011. Calfrac is built to take full advantage. Our enlarged pumping capacity and positioning in North America's best unconventional plays plus active international markets create powerful leverage for our operating income. We have unutilized debt capacity creating flexibility to pursue further growth opportunities or build new equipment. I know that everyone on the Calfrac team will work hard in the year ahead to maintain Calfrac's advantages of right place, right time and right people – so that we can continue to deliver strong operating and financial results and safety performance into the future.

On behalf of the Board of Directors,



Doug Ramsay
President and Chief Executive Officer
March 3, 2010

CANADA AND THE UNITED STATES

CANADA

Calfrac faced the conventional oil and natural gas downturn in its founding core market by aggressively repositioning into growing unconventional plays, redeploying equipment abroad, downsizing its workforce and suspending an unprofitable service line. A counter-cyclical acquisition elevated Calfrac to Canada's largest fracturing service provider exiting 2009.

Snapshot

- Operating Bases – Fort Nelson and Dawson Creek, B.C.; Grande Prairie, Edson, Red Deer and Medicine Hat, Alberta; Estevan, Saskatchewan
- Service Lines – Fracturing, coiled tubing
- Operating Horsepower (year-end) – approximately 211,000
- Employees (year-end) – approximately 770
- 2009 Revenue – $241.8 million
- 2009 Operating Income – $32.9 million

Activity Drivers

- Sharp decline in conventional natural gas well completions reduced industry-wide equipment utilization and pricing.
- Strength in unconventional tight sands and shale gas plays.
- Emergence of new tight oil plays developed with multi-stage-fractured horizontal wells.
- Royalty and fiscal incentives promoting development of light oil and deeper natural gas plays.

2009 Key Events

- Reduced Canadian workforce by approximately 40 percent, performed major cost rationalization.
- Suspended shallow coiled tubing and conventional cementing services, redeployed a portion of the cementing equipment fleet to Mexico and the United States.
- Opened operating bases in Fort Nelson and Dawson Creek, B.C.
- Acquired Century Oilfield Services Inc., which provided 70,000 horsepower, a considerable amount of support equipment and ten deep coiled tubing units, an improved position in the Bakken tight oil play and an operating base in Estevan, Saskatchewan.
- Acted as lead completions contractor (wireline, coiled tubing, fracturing) on a major project in Horn River play, executing 27 fracturing stages in 30 days.
- Increased focus on unconventional light oil reservoirs; including the Cardium, Viking, Lower Shaunavon and Bakken plays.
- Exited 2009 with the largest pressure pumping horsepower capacity in Canada.
- Received the Supplier of the Year award for 2009 from Royal Dutch Shell's Upstream Americas division.
- In 2010, the number of horizontal wells drilled in western Canada is expected to increase which is anticipated to result in higher demand for fracturing and coiled tubing services.


CALFRAC

UNITED STATES

This is the world's largest fracturing and pressure pumping market, driven mainly by natural gas. Despite lower commodity prices in 2009, the ongoing shift to unconventional shale gas plays drove overall U.S. natural gas production, approximately half of which now comes from unconventional sources. U.S. shale gas wells are amongst the most economic in North America. Virtually all such wells require fracturing, the majority with multiple stages. Calfrac expects some recovery in service pricing during 2010.

Snapshot

- Operating Bases – Beebe, Arkansas; Grand Junction and Platteville, Colorado; Mt. Morris, Pennsylvania
- Service Lines – Fracturing, cementing
- Operating Horsepower (year-end) – approximately 182,000
- Employees (year end) – approximately 410
- 2009 Revenue – $218.3 million
- 2009 Operating Income – $25.9 million

Activity Drivers

- Lower natural gas prices reduced natural gas drilling and fracturing activities in conventional plays and higher-cost tight sands plays such as the Piceance Basin.
- Relatively strong activity but pricing pressure on fracturing and pressure pumping providers in unconventional plays.
- Continued strength in horizontal drilling and completions – horizontal rigs outnumbered vertical rigs for much of 2009.
- Well completions activity continued to grow in major unconventional shale gas plays, which remained economic at current commodity prices.

2009 Key Events

- Full year's activity with three fracturing spreads and approximately 100,000 horsepower in Fayetteville shale play, anchored by strong relationships with two of the most active operators in this play.
- Acquired U.S.-based fracturing assets of Pure Energy Services Ltd. in August, adding 45,000 pressure pumping horsepower at significantly below replacement cost.
- Performed first fracturing job in Marcellus shale in October and opened an operating base in Mt. Morris, Pennsylvania.



Horn River
Fort Nelson
ALBERTA
Dawson Creek
Montney
SASKATCHEWAN
Grande Prairie
BRITISH COLUMBIA
Edson
Cardium
Deep Basin
Red Deer
Viking
Calgary
Lower Shaunavon
Medicine Hat
Bakken
Estevan
Bakken
NORTH DAKOTA
WYOMING
Jonah
Green River
PENNSYLVANIA
Marcellus
UTAH
Platteville
Denver-Julesburg
Mt. Morris
Uintah
Denver
WEST VIRGINIA
Grand Junction
Piceance
COLORADO
Fayetteville
OKLAHOMA
Woodford Shale
Beebe
ARKANSAS
Barnett
Haynesville
Eagleford
Calfrac operating base
Calfrac service area
Major basin/unconventional play

Horn River Shale Gas

The Horn River play's remarkable productivity, requiring up to 20 fracturing stages per well, generates strong economics even at lower commodity prices. This has continued to draw major capital commitments from the large producers that dominate this play. Located in remote terrain in the extreme northeast of British Columbia, its tough operating conditions and high stakes impose steep barriers to entry on service providers. Calfrac is a leading player in the Horn River, where well completions typically require 30,000-40,000 horsepower and some up to 50,000 horsepower. Revenues and profitability are strong in the Horn River, which is forecast to grow robustly over the next several years.





RESOURCE PLAY HIGHLIGHTS

Montney Shale Gas/Tight Sands

This very extensive, complex set of intervals underlying large areas of northeast B.C. and northwest Alberta is a major focus of activity for a range of junior through senior producers. Exploiting its bases in Edson, Grande Prairie, Fort Nelson and Dawson Creek, Calfrac has grown into a leading service provider to Montney producers since becoming active there in 2006. Montney horizontal wells typically involve 6-12 fracturing stages requiring approximately 15,000-20,000 horsepower. Natural gas production from the Montney (which also has oil potential) has soared by 40 percent over the past two years. Independent research suggests the Montney can be profitable at natural gas prices below $6 per mcf. Thanks to this combination of productivity and profitability, producers are expected to drill an increased number of Montney wells in 2010.

Tight Light Oil Plays - Bakken

Producers are applying the techniques of unconventional gas drilling and completions to long-known but historically uneconomic light oil reservoirs in western Canada and the northern U.S. Plains. Some producers suggest that these wells are highly economic at oil prices as low as US$50 per barrel. Calfrac has repositioned aggressively into the premier tight oil play, the Bakken of southeast Saskatchewan, taking advantage of a recent acquisition and ending the year with three fracturing spreads active there. At 1,600 metres depth, this part of the Bakken is estimated to hold 4 billion barrels of oil-in-place. Producers are experimenting with numerous horizontal well configurations, resulting in up to 20 fractures per well and 120 fractures per section (640 acres) of land area. Calfrac's reservoir understanding, in-house lab, and proprietary chemistry are helping customers achieve highly productive wells.



Deep Basin Tight Sands

This 400-kilometre-long, multiple-zone tight sands play along the Alberta Foothills has been producing for nearly 35 years using vertical wells completed with one fracturing treatment per productive zone. This approach has remained economic even at recent low natural gas prices. Over the past two years numerous producers have achieved even stronger technical success and economic returns drilling horizontal Deep Basin wells with typically 8-10 fractures each. Calfrac is a major player in the Deep Basin, serving a range of customers from its Grande Prairie, Edson and Red Deer bases.

Fayetteville Shale Gas

U.S. shale gas production grew by an estimated 71 percent year-over-year in 2008, topping 2 trillion cubic feet, and the Fayetteville is a leading source of this growth. Covering approximately 9,000 square miles in Arkansas and Oklahoma, this reservoir occurs in a wide depth range from 300-2,200 metres and emerged as a producing play in 2005. Within two years, Calfrac had entered the play and today is one of the Fayetteville's largest fracturing providers. Calfrac had three fracturing spreads with a combined 100,000 horsepower active in the Fayetteville throughout 2009 and was consistently pumping 60-70 million pounds of sand per month. In 2009, deployment of a third fracturing crew enabled Calfrac to perform approximately 86 percent more fracturing jobs than in 2008 and field-wide production approached 1 billion cubic feet per day near year-end. The Fayetteville has still not reached its peak, and Calfrac foresees continued growth.



Marcellus Shale Gas

Although situated well outside the historical U.S. gas supply areas, the emerging Marcellus Shale could prove even larger than the Barnett, Haynesville or Fayetteville plays. Located at depths of 1,200-2,600 metres with pay zones of 16-60 metres, the Marcellus underlies about 95,000 square miles and is estimated to hold recoverable gas of up to 500 trillion cubic feet. Recognizing this immense opportunity, Calfrac expanded its operations into the Marcellus, performing its first fracturing job there in October 2009. During 2009, activity in the Marcellus increased from barely 20 active horizontal drilling rigs to approximately 65 – the largest percentage growth of the major U.S. shale plays.



Tight Light Oil Plays - Cardium

An estimated 1,850 horizontal oil wells will be drilled in western Canada in 2010 – more than the number of horizontal gas wells – each requiring an average of ten fracturing stages. Last year Calfrac moved quickly to participate in west central Alberta's emerging Cardium play. One of Alberta's oldest oil pools, discovered in 1953, the Cardium holds an estimated 10 billion barrels of original-oil-in-place but its reservoir characteristics have kept the overall recovery factor low, and the Cardium was considered in terminal decline. The latest techniques were first applied in 2008, and by early 2010, at least 30 new Cardium horizontal wells had been drilled yielding initial production rates of up to 630 barrels per day of premium-priced light oil, with average reserves of 200,000 barrels per well. Two Calfrac crews commenced fracturing in the third quarter of 2009 and activity ramped up dramatically in December 2009 and January 2010.




MOSCOW
NOYABRSK
KHANTY-MANSIYSK
REYNOSA
MEXICO CITY
POZA RICA
Calfrac operating base
Calfrac service area
CATRIEL
BUENOS AIRES

RUSSIA	Snapshot	Activity Drivers	2009 Key Events
Russia is the world's third-largest hydraulic fracturing market, after the United States and Canada, and is primarily focused on oil reservoirs developed with deviated wells. Calfrac entered Russia in 2005 and our experienced, locally-based management team has developed strong customer relationships. Fracturing and coiled tubing services each generate approximately equal revenues for Calfrac in Russia.	• Operating Bases – Noyabrsk, Khanty-Mansiysk (both in Western Siberia) • Service Lines – Fracturing (four spreads), coiled tubing (six units) • Operating Horsepower (year-end) – approximately 36,000 • Employees – approximately 530 • 2009 Revenue – $66.6 million • 2009 Operating Income – $19.0 million	• Customer demand is driven largely by commodity prices, particularly crude oil. Moderate commodity pricing shifts activities away from high-cost frontier areas to historical fields, where Calfrac is active. • Service provider revenues are determined by the annual contracting process that is completed during the first quarter. • Fracturing focuses on a mix of new exploration/development drilling and re-stimulation of existing wells. • Calfrac is diversifying its customer base.	• Contract renewals in early 2009 assured high equipment utilization. • Strengthening oil prices drove growing fracturing and coiled tubing activity in second half. • Development of new customers enabled redeployment of a deep coiled tubing unit and a fracturing spread from Canada in December. • Strong utilization and effective internal cost controls generated record operating income and highest Company-wide margins in 2009. • Calfrac foresees another active year in 2010, resulting from six annual contracts signed with two of Russia's largest oil and natural gas companies.

LATIN AMERICA	Snapshot	Activity Drivers	2009 Key Events
Calfrac reorganized its Latin America operations under a single, locally-based and experienced management team effective January 1, 2009. Activities and operating income grew significantly in Mexico, while cementing services continued at a moderate level in Argentina. Latin America operations generated approximately 15 percent of Calfrac's 2009 operating income.	• Operating Bases – Reynosa and Poza Rica, Mexico; Catriel, Argentina • Service Lines – Fracturing (three spreads), cementing (nine units), nitrogen/acidizing (one unit) • Operating Horsepower (year-end) – approximately 27,000 • Employees – approximately 160 • 2009 Revenue – $64.8 million • 2009 Operating Income – $10.6 million	• Mexico activities driven primarily by Pemex Exploracion y Produccion's ("Pemex") need to increase onshore production to offset declining offshore production. • Year-to-year activity levels are determined by Pemex's capital budget allocations as foreign producers are barred from owning hydrocarbon reserves or controlling fields. • Calfrac has generated strong growth, is building a larger equipment fleet and is optimistic about future growth.	• Currently working under a three-year, $93 million contract with Pemex in Mexico. • Entered Chicontepec oil development play in Mexico in the second quarter of 2009 by redeploying equipment. • Added cementing services in Mexico in the third quarter, by redeploying six units. • Deployed a third cementing unit and acidizing equipment to Argentina in the third quarter. • Ended 2009 with a total of six cementing crews and three fracturing spreads in Mexico, and three cementing crews and one nitrogen/acidizing crew in Argentina. • Calfrac expects relatively high well completion activity in Mexico during 2010, with a full year of operations in the Chicontepec field.

Mexico

Calfrac's activities are focused in two fields, the Burgos Basin of northern Mexico and the Chicontepec field near Poza Rica in central Mexico. Both are mature but underdeveloped fields, discovered 20-50 years ago, and in urgent need of redevelopment with modern technologies.

The complex geology of sandstone plus some carbonate intervals yields vertical drilling and well recompletion opportunities in numerous productive zones at 1,500-2,000 metres depth. For Calfrac, this creates opportunity to perform multiple fractures in many wellbores as well as providing cementing services. The Company's response to the technical challenges in Mexico has not gone unnoticed by its customer. In the Burgos Basin the commodities are dry gas and condensate, while in the Chicontepec field production consists of light through heavy crude oil and condensate. Typical initial production rates are approximately 2 million cubic feet per day for natural gas wells and 80 barrels per day for oil wells. Calfrac is now solidly positioned in the Chicontepec region of Mexico where the majority of Pemex's onshore development capital is likely to be focused for the next number of years.



FIELD HIGHLIGHTS INTERNATIONAL



Russia

Calfrac conducts operations in three main areas of Western Siberia that collectively hold dozens of separate producing fields, the most active and important being the Nefteugansk – Prirazlomnoye, Khanty-Mansiysk – South Priobskoye and Noyabrsk – Vyngapouroskoye fields. Calfrac's activities are focused on reviving productivity in mature producing oil fields where applying technologies originally developed for North America can achieve dramatic improvements in flow rates and resource recovery factors. Calfrac is providing a mixture of hydraulic fracturing services and coiled tubing services such as nitrogen and acidizing to stimulate wellbores.

Development of these fields includes a combination of existing well recompletions and drilling of new infill development wells plus some exploratory drilling. The targeted commodity is medium-gravity sweet crude oil. It is produced from deeper Cretaceous and Jurassic sandstone targets, generally blanket-type deposits in multiple zones at approximately 3,000 metres depth, with pay zones of 5-30 metres thickness. The pools are accessed using deviated wells drilled from pads with up to 15 wells per pad, and are stimulated using conventional fracturing techniques with typically one to three fractures per well. Russia's energy producers do not disclose well productivity rates or reserve additions.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of March 3, 2010 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the years ended December 31, 2009 and 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 21.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well completion services.

The Company's reportable business segments are as follows:

- The Canadian segment is focused on the provision of fracturing and coiled tubing services to a diverse group of oil and natural gas exploration and production companies operating in Alberta, northeast British Columbia and southern Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had combined hydraulic horsepower of approximately 211,000, 22 coiled tubing units and six cementing units in Canada at December 31, 2009.

- The United States segment provides pressure pumping services from operating bases in Colorado, Arkansas and Pennsylvania. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado, the Uintah Basin of northeastern Utah and the Denver-Julesburg Basin centred in eastern Colorado but extending into southeast Wyoming, western Nebraska and western Kansas, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. In the fourth quarter of 2009, Calfrac commenced fracturing operations for several oil and natural gas companies in the Marcellus shale play which is located in Pennsylvania and West Virginia. At December 31, 2009, the Company deployed approximately 182,000 hydraulic horsepower and operated six cementing units in the United States segment.

- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. In 2009, the Company operated under the terms of five annual contracts signed with two of Russia's largest oil and natural gas producers. At December 31, 2009, the Company operated six coiled tubing units and deployed approximately 36,000 hydraulic horsepower forming four fracturing spreads in Russia.

- The Company began reporting a Latin America segment at the beginning of 2009, which provides pressure pumping services from operating bases in central and northern Mexico and central Argentina. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico and the Chicontepec field of central Mexico. The Company also provides cementing services in the Chicontepec field. In Argentina, the Company provides cementing and acidizing services to local oil and natural gas companies. In the Latin America segment, the Company deployed approximately 27,000 hydraulic horsepower forming three fracturing spreads and nine cementing units at December 31, 2009.

CONSOLIDATED HIGHLIGHTS

Years Ended December 31,	2009	2008	Change
(000s, except per share amounts)	($)	($)	(%)
(unaudited)			
Revenue	**591,500**	564,363	5
Operating income [1]	**71,135**	81,940	(13)
Net income (loss)	**(5,536)**	17,864	(131)
Per share – basic & diluted	**(0.14)**	0.47	(130)
Funds provided by operations [1]	**54,620**	80,747	(32)
Per share – basic & diluted	**1.42**	2.14	(34)
EBITDA [1]	**68,795**	83,957	(18)
Per share – basic & diluted	**1.79**	2.23	(20)
Working capital, end of period	**128,243**	100,575	28
Total assets, end of period	**840,890**	691,772	22
Long-term debt, end of period	**267,351**	159,899	67
Shareholders' equity, end of period	**459,932**	393,476	17
Cash dividends per share	**0.10**	0.10	–

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

2009 OVERVIEW

In 2009, the Company:

- responded to difficult economic conditions by significantly reducing costs and North American personnel beginning in the first quarter;
- increased revenue by 5 percent to $591.5 million from $564.4 million in 2008 driven primarily by strong growth in Calfrac's international operations;
- reported operating income of $71.1 million, a decrease of 13 percent from 2008, which included the impact of cost reduction measures undertaken in Canada and the United States early in the second quarter offset partially by restructuring costs of approximately $1.5 million;
- reported a net loss of $5.5 million or $0.14 per share compared to net income of $17.9 million or $0.47 per share in 2008, which included a foreign exchange loss of $3.8 million versus a foreign exchange gain of $1.9 million in 2008;
- generated funds provided by operations of $54.6 million or $1.42 per share versus $80.7 million or $2.14 per share in 2008;
- incurred capital expenditures of $102.2 million, including $42.3 million for the acquisition of the fracturing assets of Pure Energy Services Ltd. ("Pure"), primarily to bolster the Company's fracturing fleet;
- completed the acquisition of Century Oilfield Services Inc. ("Century") for a total purchase price for accounting purposes of $100.9 million, including transaction costs of $5.2 million, and assumed $29.0 million of indebtedness and other liabilities, net of working capital;
- increased its conventional pumping horsepower by 59 percent to approximately 450,000 at the end of 2009 as a result of the acquisition of Century, organic growth and the purchase of Pure's fracturing equipment;
- negotiated an increase to the Company's credit facilities to $175.0 million with a syndicate of Canadian financial institutions, which assisted with the funding of the Century acquisition;
- closed a private offering of an additional US$100.0 million of senior notes due in February 2015, the proceeds of which were used to repay a portion of Calfrac's outstanding credit facilities; and
- paid dividends of $4.0 million or $0.10 per share from funds provided by operations compared to $3.8 million or $0.10 per share in 2008.

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities, and are further explained as follows:

Operating income (loss) is defined as net income (loss) before depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Net income (loss)	**(5,536)**	17,864
Add back (deduct):		
Depreciation	**63,188**	51,147
Interest, net	**15,248**	11,572
Equity share of net income from long-term investments	**–**	(122)
Foreign exchange losses (gains)	**3,823**	(1,904)
Loss (gain) on disposal of capital assets	**(1,483)**	9
Income taxes	**(4,229)**	3,515
Non-controlling interest	**124**	(141)
Operating income	**71,135**	81,940

Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations was calculated as follows:

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Cash provided by (used in) operating activities	**55,927**	50,111
Add back:		
Net change in non-cash operating assets and liabilities	**(1,307)**	30,636
Funds provided by operations	**54,620**	80,747

EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Net income (loss)	(5,536)	17,864
Add back (deduct):		
Depreciation	63,188	51,147
Interest, net	15,248	11,572
Income taxes	(4,229)	3,515
Non-controlling interest	124	(141)
EBITDA	68,795	83,957


Fracturing
88%
Cementing
4%
Coiled Tubing
8%
Latin America
11%
Canada
Russia
11%
41%
37%
United States
Interest, Depreciation and Other
Selling, General and Administrative
Operating
14%
6%
80%

2009 Revenue by Service Line **2009 Revenue by Geographic Segment** **2009 Expenses**

FINANCIAL OVERVIEW – YEAR ENDED DECEMBER 31, 2009 VERSUS 2008

Canada

Years Ended December 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	241,821	273,398	(12)
Expenses			
Operating	199,214	222,362	(10)
Selling, General and Administrative (SG&A)	9,743	10,742	(9)
	208,957	233,104	(10)
Operating income [1]	32,864	40,294	(18)
Operating income (%)	13.6%	14.7%	(7)
Fracturing revenue per job ($)	90,741	62,657	45
Number of fracturing jobs	2,372	3,620	(34)
Coiled tubing revenue per job ($)	19,280	10,182	89
Number of coiled tubing jobs	1,193	2,953	(60)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Revenue

Revenue from Calfrac's Canadian operations during 2009 decreased by 12 percent to $241.8 million from $273.4 million in 2008 primarily due to lower fracturing and coiled tubing activity resulting from lower drilling and completion activity levels in the Western Canada Sedimentary Basin combined with the impact of suspending the Company's shallow coiled tubing operations and primary cementing operations in April 2009. This decline in activity was partially offset by an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia resulting in a 45 percent increase in fracturing revenue per job. In addition, incremental revenue was generated as a result of the acquisition of Century in mid-November 2009.

Operating Expenses

Operating expenses in Canada were $199.2 million during 2009 versus $222.4 million in 2008 mainly due to lower activity levels and reflect the impact of cost rationalization measures initiated in the second quarter of 2009. This was offset by an increase in equipment repair expenses due primarily to a higher proportion of fracturing activity in the unconventional resource plays of western Canada and a larger equipment fleet combined with $1.3 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $9.7 million during 2009, a decrease of 9 percent from the corresponding period of 2008 due primarily to lower personnel costs arising from restructuring initiatives implemented early in the second quarter.

United States

Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**218,276**	205,999	6
Expenses			
Operating	**184,973**	143,247	29
SG&A	**7,410**	9,964	(26)
	192,383	153,211	26
Operating income [1]	**25,893**	52,788	(51)
Operating income (%)	**11.9%**	25.6%	(54)
Fracturing revenue per job ($)	**71,515**	67,669	6
Number of fracturing jobs	**2,840**	2,872	(1)
Cementing revenue per job ($)	**20,259**	14,904	36
Number of cementing jobs	**749**	782	(4)
Cdn$/US$ average exchange rate [2]	**1.1420**	1.0660	7

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations increased during 2009 to $218.3 million from $206.0 million in 2008 primarily due to the impact of the 7 percent appreciation in the value of the United States dollar versus the Canadian dollar. Higher fracturing activity levels in Arkansas, the positive impact of acquiring Pure's fracturing assets in August 2009 and the completion of larger cementing jobs were largely offset by competitive pricing pressures and lower fracturing activity in the Rocky Mountain region of Colorado.

Operating Expenses

Operating expenses in the United States were $185.0 million for 2009, an increase of 29 percent from 2008. This increase in operating expenses was primarily due to the impact of the appreciation of the United States dollar against the Canadian dollar, increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and higher equipment repair expenses from the increase in fracturing activity in the unconventional resource plays of the United States.

SG&A Expenses

SG&A expenses in the United States during 2009 decreased by 26 percent from 2008 to $7.4 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

Russia

Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**66,630**	57,355	16
Expenses			
Operating	**44,032**	44,577	(1)
SG&A	**3,631**	3,936	(8)
	47,663	48,513	(2)
Operating income [1]	**18,967**	8,842	115
Operating income (%)	**28.5%**	15.4%	85
Fracturing revenue per job ($)	**75,204**	132,636	(43)
Number of fracturing jobs	**558**	234	138
Coiled tubing revenue per job ($)	**46,983**	61,924	(24)
Number of coiled tubing jobs	**525**	425	24
Cdn$/rouble average exchange rate [2]	**0.0360**	0.0429	(16)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

During 2009, the Company's revenue from Russian operations increased by 16 percent to $66.6 million from $57.4 million in 2008 primarily due to higher fracturing and coiled tubing activity being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 16 percent against the Canadian dollar.

Operating Expenses

Operating expenses in Russia in 2009 were $44.0 million compared to $44.6 million in 2008 primarily due to the depreciation in the Russian rouble versus the Canadian dollar offset by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $3.6 million for 2009 versus $3.9 million in 2008 primarily due to the depreciation of the Russian rouble, offset partially by higher insurance costs and professional fees.

Latin America

Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**64,773**	27,611	135
Expenses			
Operating	**52,046**	28,552	82
SG&A	**2,115**	876	141
	54,161	29,428	84
Operating income (loss) [1]	**10,612**	(1,817)	684
Operating income (loss) (%)	**16.4%**	-6.6%	348
Cdn$/Mexican peso average exchange rate [2]	**0.0845**	0.0959	(12)
Cdn$/Argentine peso average exchange rate [2]	**0.3037**	0.3319	(8)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $64.8 million during 2009 versus $27.6 million in 2008. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico as a result of the Company's expansion into the Chicontepec region during the second quarter of 2009 and the addition of a third fracturing crew during the third quarter. In addition, the Company commenced cementing operations in Mexico during the third quarter of 2009 to service the Chicontepec region. Cementing activity in Argentina, which commenced during the second quarter of 2008, generated higher revenue with a full year of operations in 2009. These factors were offset partially by the 12 percent and 8 percent declines in the Mexican and Argentine pesos, respectively, versus the Canadian dollar.

Operating Expenses

Operating expenses in Latin America for 2009 increased by 82 percent from 2008 to $52.0 million. This increase was primarily due to a higher revenue base related to the start-up and commencement of fracturing operations and cementing operations in the Chicontepec region during the second and third quarters of 2009, respectively, combined with incremental expenses related to the Company's operations in Argentina, which began during the second quarter of 2008. In addition, Calfrac's Mexican operations incurred higher proppant costs as a result of the completion of larger fracturing jobs. These factors were partially offset by the depreciation of the Mexican and Argentine pesos.

SG&A Expenses

SG&A expenses in Latin America increased by $1.2 million from 2008 to $2.1 million in 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

Years Ended December 31,	**2009**	2008	Change
(000s) (unaudited)	**($)**	($)	(%)
Expenses			
Operating	**2,418**	2,520	(4)
SG&A	**14,783**	15,647	(6)
	17,201	18,167	(5)
Operating loss [1]	**(17,201)**	(18,167)	5

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Operating Expenses

Operating expenses primarily relate to global operations and research and development ("R&D") personnel located in the Corporate headquarters who directly support the Company's global field operations. The 4 percent decrease in Corporate operating expenses from 2008 is mainly due to cost reduction measures implemented early in the second quarter.

SG&A Expenses

For 2009, Corporate SG&A expenses decreased by 6 percent to $14.8 million, mainly due to lower expenses arising from restructuring initiatives implemented early in the second quarter, offset slightly by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $15.2 million for 2009 represented an increase of $3.6 million from $11.6 million in 2008. This increase was primarily due to higher interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the utilization of a portion of the Company's revolving term credit facilities.

For 2009, depreciation expense increased by 24 percent to $63.2 million from $51.1 million in 2008. This increase was mainly due to the Company's larger fleet of equipment operating in North America as a result of the 2009 capital program, the acquisition of fracturing assets from Pure, the appreciation in the value of the United States dollar and the fracturing and coiled tubing equipment acquired in the corporate acquisition of Century.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $3.8 million during 2009 versus a foreign exchange gain of $1.9 million in 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the appreciation of the Canadian dollar as at December 31, 2009 versus December 31, 2008 and the effect this change had on foreign net assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $4.2 million during 2009 versus income tax expense of $3.5 million during 2008. The effective income tax rate for 2009 was 44 percent compared to an effective tax rate of 17 percent in 2008. The change in the effective income tax rate period-over-period is due to the change in the mix of taxable earnings and losses incurred in the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses. In addition, Canadian losses for 2009 are being recovered at full statutory rates; however, the provision for income taxes on Canadian income in 2008 was tax-affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit related to the Denison Energy Inc. ("Denison") amalgamation in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Cash provided by (used in):		
Operating activities	**55,927**	50,111
Financing activities	**70,282**	19,172
Investing activities	**(129,114)**	(81,837)
Effect of exchange rate changes on cash and cash equivalents	**(8,517)**	9,942
Decrease in cash and cash equivalents	**(11,422)**	(2,612)

Operating Activities

The Company's cash provided by operating activities for the year ended December 31, 2009 was $55.9 million versus $50.1 million in 2008. The change was primarily due to a $31.9 million net increase in non-cash working capital that was offset by a $26.1 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 21). At December 31, 2009, Calfrac's working capital was approximately $128.2 million, an increase of 28 percent from December 31, 2008. The Company reviewed its year-end accounts receivable in detail and determined that a provision for doubtful accounts receivable totalling $1.4 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for 2009 was $70.3 million compared to $19.2 million in 2008. During 2009, the Company issued long-term debt for a total of $216.1 million, and repaid $107.2 million of its revolving term credit facility and $34.6 million of its operating credit facility. In addition, Calfrac received proceeds of $0.2 million from the issuance of common shares during 2009 versus $8.9 million during 2008.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. The facilities consist of an operating facility of $10.0 million and an extendible revolving term syndicated facility of $165.0 million. The terms of the renewed credit facility are based upon parameters of certain bank covenants with advances bearing interest at rates ranging from prime plus 1 percent to prime plus 1.75 percent. As of December 31, 2009, the Company had drawn $27.0 million on its syndicated facility, including letters of credit and bank overdraft, leaving a further $148.0 million in available credit.

On December 16, 2009, Calfrac completed an additional private placement of senior unsecured notes for an aggregate principal amount of US$100.0 million. The Company's US$235.0 million of senior unsecured notes are due on February 15, 2015 and bear interest at 7.75 percent per annum, which is paid semi-annually.

At December 31, 2009, the Company had cash and cash equivalents of $25.1 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends were funded by funds provided by operations (refer to "Non-GAAP Measures" on page 21) and totalled $4.0 million and $3.8 million in 2009 and 2008, respectively.

Investing Activities

For 2009, Calfrac's net cash used for investing activities was $129.1 million versus $81.8 million for 2008. Capital expenditures were $102.2 million in 2009 compared to $84.8 million in 2008. Capital expenditures included the acquisition of the fracturing assets of Pure during the third quarter of 2009 for $42.3 million, and the remainder was primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On November 10, 2009, the Company acquired all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million consisted of approximately $13.5 million of cash plus 5,144,344 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three trading days following the date of the announcement of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including transaction costs, the total consideration was $100.9 million for accounting purposes.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during 2009 was a loss of $8.5 million versus a gain of $9.9 million during 2008. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, unutilized credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2010 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at February 28, 2010, there were 43,022,515 common shares issued and outstanding, and 3,311,849 options to purchase common shares.

Normal Course Issuer Bid

The Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the TSX on October 20, 2008. Under the rules of the TSX, in the period commencing on October 23, 2008, and ending on October 22, 2009, the Company could have acquired up to 1,892,217 of its outstanding common shares, being approximately 5 percent of the common shares outstanding as at October 14, 2008. During the fourth quarter of 2008, the Company purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million. The Company did not make any purchases pursuant to the Notice in 2009. All shares purchased pursuant to the Notice were cancelled. Shares were purchased at the market price at the time of purchase and were purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX. The funding of the purchase of common shares pursuant to the Normal Course Issuer Bid was financed out of working capital. A copy of the Notice may be obtained by any shareholder, without charge, by contacting the Corporate Secretary of the Company at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, telephone 403-266-6000.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

		Payment Due by Period			
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s) (unaudited)	**($)**	($)	($)	($)	($)
Operating and capital leases	**32,689**	11,405	13,515	6,080	1,689
Purchase obligations	**62,458**	31,805	24,156	6,497	–
Total contractual obligations	**95,147**	43,210	37,671	12,577	1,689

As outlined above, Calfrac has various contractual lease commitments related to vehicles, equipment and facilities as well as purchase obligations for products, services and capital assets.

Greek Legal Proceedings

As described in note 19 to the annual consolidated financial statements, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management regularly evaluates the likelihood of potential liabilities being incurred and the amounts of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential financial exposure to these legal proceedings at this time.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's consolidated financial statements for the year ended December 31, 2009, which were prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. The estimation of anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the value of the Company's property and equipment.

Financial Instruments

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash and cash equivalents, accounts receivable, current liabilities, long-term debt and capital lease obligations.

Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239.6 million before deduction of unamortized debt issue costs and unamortized debt discount of $11.8 million. The fair values of the remaining long-term debt and capital lease obligations approximate their carrying values, as described in notes 5 and 6 to the annual consolidated financial statements.

Credit Risk

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company mitigates this risk through its credit policies and practices including the use of credit limits and approvals, and by monitoring the financial condition of its customers. At December 31, 2009, the Company had a provision for doubtful accounts receivable of approximately $1.4 million related primarily to a customer who filed for Chapter 11 restructuring under U.S. bankruptcy law.

Payment terms with customers vary by country and contract. However, standard payment terms are 30 days from invoice date. The Company's aged trade accounts receivable at December 31, 2009, excluding provision for doubtful accounts, is as follows:

As at December 31,	2009
(000s)	($)
Current	89,461
31 – 60 days	35,269
61 – 90 days	5,937
91+ days	2,721
Total	133,388

Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The increase or decrease in interest expense for each 1 percent change in interest rates on floating rate debt outstanding at December 31, 2009 amounts to $0.2 million.

The Company's effective interest rate for the year ended December 31, 2009 was 7.53 percent.

Liquidity Risk

The Company's principal sources of liquidity are operating cash flows, existing or new credit facilities and new share equity. The Company monitors its liquidity position on an ongoing basis to ensure it has sufficient funds to complete planned capital and other expenditures. Liquidity risk is mitigated by maintaining adequate banking and credit facilities and continuously monitoring its forecast and actual cash flows. The Company may also adjust its capital spending and dividends to shareholders to maintain liquidity.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk associated with foreign operations where revenues and costs may be denominated in currencies other than Canadian dollars. These currencies include the U.S. dollar, Russian rouble, Mexican peso and Argentine peso. The Company is also exposed to the impact of foreign currency fluctuations in its Canadian operations on purchases of products and capital assets from vendors in the U.S. In addition, the Company's senior unsecured notes and related interest expense are denominated in U.S. dollars; the amount of debt and interest expressed in Canadian dollars varies with fluctuations in the U.S. dollar/Canadian dollar foreign exchange rate; however, this risk is mitigated by the Company's sizable U.S. operations and related revenue streams.

At December 31, 2009, a change in the value of foreign currencies in the Company's consolidated financial instruments (cash, accounts receivable, accounts payable and debt) would have had the following impact on net income and other comprehensive income:

	Increase (Decrease) to Net Income	Increase (Decrease) to Other Comprehensive Income
(000s)	($)	($)
1% decrease in value of U.S. dollar	698	1,331
1% increase in value of U.S. dollar	(698)	1,331
1% decrease in value of Russian rouble	(88)	–
1% increase in value of Russian rouble	88	–

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired and is not amortized. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Revenue Recognition

Revenue is recognized for services upon completion provided reasonable assurance exists regarding the collectability and measurement of the consideration that will be derived.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled at the option of the Company either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled at the option of the Company either in cash or in Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

CHANGES IN ACCOUNTING POLICIES

The following changes in accounting policy were adopted pursuant to the Canadian Institute of Chartered Accountants' ("CICA") Handbook on January 1, 2009:

Goodwill and Intangible Assets

Section 3064, *Goodwill and Intangible Assets,* replaced the previous Section 3062 and established standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to their initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Financial Instruments

Section 3862, *Financial Instruments: Disclosures,* provides revised and enhanced disclosure requirements for liquidity disclosure risks and the fair value measurement of financial instruments. Fair value measurements are to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The adoption of this revised standard has not had an impact on the disclosures in the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no new Canadian or United States accounting pronouncements that have been issued but are not yet effective for the 2010 fiscal year.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President & Chief Executive Officer (CEO) and Senior Vice President, Finance & Chief Financial Officer (CFO) of Calfrac are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the Company.

DC&P is designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO by others, particularly in the period in which the annual filings are being prepared, and that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified in securities legislation, and includes controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", an evaluation of the effectiveness of DC&P and ICFR was carried out under the supervision of the CEO and CFO at December 31, 2009. Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P and ICFR are effectively designed and operating as intended.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P and ICFR will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues, misstatements or instances of fraud, if any, within the Company have been detected.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) would replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting on January 1, 2011, the Company has developed a project plan, which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

Analysis of Differences Between IFRS and Canadian GAAP

The Company has completed its initial diagnostic phase and is currently analyzing accounting policy alternatives for the areas of greatest potential impact to the Company's consolidated financial statements or the greatest risk in terms of complexity to implement. This analysis includes assessing available exemptions under IFRS 1 *First-time Adoption of International Financial Reporting Standards* as well as any required system and process changes. The key areas where changes in accounting standards are expected to impact the Company's consolidated financial statements are described below. The standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements in future years. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. The differences described below are those existing based on Canadian GAAP and IFRS at year-end 2009. At this stage, the impact of adopting IFRS on the Company's consolidated financial statements is not reasonably determinable.

Most of the adjustments required upon transition to IFRS will be made retrospectively against opening retained earnings for the year ended December 31, 2010, which is the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Property, Plant and Equipment

International Accounting Standard (IAS) 16 *Property, Plant and Equipment* requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be amortized separately. In addition, IAS 16 provides a choice between using a cost model and revaluation model to measure the value of property, plant and equipment after its initial recognition. The revaluation model does not exist under Canadian GAAP.

The Company is in the process of finalizing its significant components of property, plant and equipment and their respective useful lives. Depending on the number of components identified during this process and the impact of their useful lives on depreciation, the adoption of this standard may have a significant impact on the financial results of the Company.

Foreign Currency Translation

The concepts of integrated and self-sustaining foreign operations as described under Canadian GAAP do not appear in IAS 21 *The Effects of Changes in Foreign Exchange Rates*. Instead, IAS 21 focuses primarily on identifying the functional currency of the reporting entity and each of its foreign operations. An entity's functional currency is the currency of the primary economic environment in which it operates.

Operations with a functional currency different from the reporting entity are translated in a method similar to self-sustaining foreign operations under Canadian GAAP (referred to as the "current rate method" in CICA Handbook Section 1651).

The Company has determined that the functional currency of all its foreign subsidiaries is different from the parent Company's. Therefore, Calfrac's foreign subsidiaries in Russia, Mexico and Argentina that are currently translated using the temporal method under Canadian GAAP will be required to translate using the current rate method beginning on January 1, 2010. The adoption of this standard may have a significant impact on the financial results of the Company, as gains and losses in translation for these foreign operations will now be deferred and included in the shareholders' equity section as accumulated other comprehensive income compared to being included in the statement of income under Canadian GAAP. The adoption of this standard is not expected to affect the foreign currency translation method of the Company's United States subsidiaries.

Impairment of Assets

Canadian GAAP uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 *Impairment of Assets* uses a one-step approach to test and measure impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This could result in a provision for impairment in cases where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis under IFRS.

However, the extent of any provisions for impairment may be partially offset by the requirements under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. The adoption of this standard may have a significant impact on the financial results of the Company.

Information Systems and Processes

An initial assessment of the potential impacts of adopting IFRS on the Company's information technology infrastructure is ongoing and any potential system or process issues are being analyzed concurrently with the analysis of GAAP differences. The testing and implementation of any system or process changes are expected to be completed during the fourth quarter of 2010.

Training

Calfrac expects to complete its IFRS training during the third and fourth quarters of 2010.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties, including those listed below. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which is available at www.sedar.com.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of exploration and development activity for North American, Russian and Argentinean natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including the level of oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American, Russian and, to a lesser extent, Argentinean activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Because of the current economic environment and related decrease in demand for energy, natural gas exploration and development in North America has decreased significantly from peak levels in 2008. Warmer than normal winters in North America, among other factors, may adversely impact demand for natural gas and, therefore, demand for oilfield services. If the economic conditions deteriorate further or do not improve, the decline in natural gas exploration and development could cause a decline in the demand for the Company's services. Such decline could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Seasonality

The Company's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates the winter drilling season when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup", occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Company's weakest three-month revenue period. Additionally, if an unseasonably warm winter prevents sufficient freezing, the Company may not be able to access well sites and the Company's operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Concentration of Customer Base

The Company's customer base consists of over 180 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Company's broad customer base, Calfrac has four significant customers that collectively accounted for approximately 49 percent of the Company's revenue for the year ended December 31, 2009 and of such customers one customer accounted for approximately 17 percent of the Company's revenue for the year ended December 31, 2009. The Company's strong relationship with the most active exploration and production companies in the countries in which it operates results in increased concentration of revenues during periods of reduced activity levels such as the first nine months of 2009. However, there can be no assurance that the Company's relationship with these four customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Company operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multinational oilfield service companies that have greater financial and other resources. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several regional competitors. As a result of competition, it may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Equipment Inventory Levels

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand for service equipment. Periods of high demand often spur increased capital expenditures on equipment, and those capital expenditures may add capacity that exceeds actual demand. This capital overbuild could cause the Company's competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Volatility in Credit Markets

The ability to make scheduled payments on or to refinance debt obligations depends on the Company's financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain finance, business and other factors beyond the Company's control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the Company's ability, or third parties it seeks to do business with, to access those markets.

In addition, access to financing remains uncertain. This condition could have an adverse effect on the industry in which Calfrac operates and on the Company's business, including future operating results. The Company's customers may curtail their drilling and completion programs, which could result in a decrease in demand for the Company's services and could increase pricing pressures. In addition, certain customers could become unable to pay suppliers, including Calfrac, in the event they are unable to access the capital markets to fund their business operations. Such risks, if realized, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America, Russia and Argentina.

Should the Company's current suppliers be unable to provide the necessary raw materials and component parts at an acceptable price or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Government Regulations

The Company's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines in all the jurisdictions in which it operates, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in the Company's operations. The Company has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. It is impossible for Calfrac to predict the cost or impact of such laws and regulations on the Company's future operations.

In particular, the Company is subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives, environmental protection, including laws and regulations governing air emissions, water discharges and waste management. The Company incurs, and expects to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

The Company uses and generates hazardous substances and wastes in its operations. In addition, some of the Company's current properties are, or have been, used for industrial purposes. Accordingly, the Company could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require the Company to incur costs or become the basis of new or increased liabilities that could reduce the Company's earnings and cash available for operations. The Company believes it is currently in substantial compliance with applicable environmental laws and regulations.

The Company is a provider of hydraulic fracturing services, a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. Bills pending in the United States House of Representatives and Senate have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays and increased operating costs. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Income Tax Attributes

The Company has reduced the Company's Canadian income tax liabilities from March 2004 through the end of 2009 by using tax attributes estimated at $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes arising from the reorganization of Denison. The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities, but could do so in the future.

Operational Risks

The Company's operations are subject to hazards inherent in the oil and natural gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution, contamination of drinking water and other environmental damages. Calfrac continuously monitors its activities for quality control and safety, and although it maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover the Company's liabilities and may not be available in the future at rates that Calfrac considers reasonable and commercially justifiable.

Regulations Affecting the Oil and Natural Gas Industry

The operations of the Company's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Company's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations could cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Company's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Changes in environmental requirements may negatively impact demand for the Company's services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). A decline in exploration and production, in turn, could materially and adversely affect the Company.

Fluctuations in Foreign Exchange Rates

The Company's consolidated financial statements are reported in Canadian dollars. Accordingly, the results of the Company's foreign operations are directly affected by fluctuations in the United States, Russian, Mexican and Argentinean currency exchange rates. For example, net income from the Company's United States operations is denominated in United States dollars, so that a decrease in the value of the United States dollar would decrease the Canadian dollar amount of net income from United States operations. Other than natural hedges arising from the normal course of business in foreign jurisdictions, Calfrac does not currently have any hedging positions in place.

Liabilities of Prior Operations

From time to time, there may be legal proceedings pending or threatened against Calfrac relating to the business of Denison prior to its reorganization and subsequent acquisition of Calfrac. In March 2004, the Canadian petroleum and natural gas assets and the mining leases, mining environmental services and related assets and liabilities of Denison were transferred to two new corporations that provided indemnities to Denison for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by Denison. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that claims or losses might not be within the scope of either of the indemnities or may not be recoverable by the Company. Because of the nature of Denison's former operations (oil and natural gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. Calfrac cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the Company's business or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

Greek Legal Proceedings

As a result of the acquisition and amalgamation with Denison in 2004, Calfrac assumed certain legal obligations related to Denison's Greek operations. In 1998, a consortium, in which a Greek subsidiary of Denison, North Aegean Petroleum Company E.P.E. ("NAPC"), participated, terminated employees in Greece as a result of the cessation of its oil and natural gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined. In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which might otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which might be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC intends to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing. The direction and financial consequence of the potential decisions in these actions cannot be determined at this time. If these actions were to be determined in a manner adverse to the Company, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Management Stewardship

The successful operation of the Company's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of the Company's executive officers, employees and consultants. In addition, the Company's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. If Calfrac loses the services of one or more of its executive officers or key employees, it could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Capital-Intensive Industry

The Company's business plan is subject to the availability of additional financing for future costs of operations or expansion that might not be available, or may not be available on favourable terms. The Company's activities may also be financed partially or wholly with debt, which could increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Company's cash flow from operations is not sufficient to fund the Company's capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Management Ownership Concentration

Collectively, the Company's directors and officers own or control common shares representing approximately 29 percent of the total voting power of the Company's common shares. As a result, the Company's management may have the ability to direct the election of members of the Company's Board of Directors and to exercise a controlling influence over the Company's business and affairs, including any determinations with respect to mergers or other business combinations involving Calfrac, the Company's acquisition or disposition of assets, the Company's incurrence of indebtedness, the Company's issuance of any additional common shares or other equity securities, the Company's repurchase or redemption of common shares or preferred shares and the Company's payment of dividends. Additionally, the Company's management may have the power to determine or significantly influence the outcome of matters submitted to a vote of the Company's shareholders, including the power to prevent an acquisition or any other change in control of Calfrac. In any particular transaction, the interests of the Company's management as shareholders may differ from the interests of other shareholders and the interests of holders of the senior notes, and actions taken by the Company's management as shareholders with respect to Calfrac may not be favourable to the other shareholders and creditors.

Foreign Operations

Some of the Company's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered to be politically or economically unstable. Activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist, criminal or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Company's well stimulation services, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Climate Change Initiatives

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Details regarding Canada's implementation of the Kyoto Protocol remain unclear. On April 26, 2007, the Government of Canada released its Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the Government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, which was released on October 19, 2006. A further plan setting out the federal government's proposed framework for regulating greenhouse gas emissions was released on March 10, 2008. The framework and associated public documents provide some, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that the government intends to apply to various industrial sectors, including oil and natural gas producers. Details on potential legislation to enact the proposed regulatory framework for greenhouse gases remain unavailable.

Since November 2008, the Government of Canada has expressed an interest in pursuing a potential harmonization of future Canadian greenhouse gas regulation with future regulation in the United States, pursuant to a bilateral treaty, raising uncertain implications for greenhouse gas emission requirements to be applied to Canadian industry, including the oil and natural gas sector. Future federal legislation, including potential international or bilateral requirements enacted under Canadian law, together with provincial emission reduction requirements, such as those in effect under Alberta's Climate Change and Emissions Management Act, and potential further provincial requirements, may require the reduction of emissions or emissions intensity from the Company's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Company's services. The mandatory emissions reductions may also impair the Company's ability to provide the Company's services economically. Calfrac is unable to predict the impact of current and pending emission reduction legislation on the Company and it is possible that such impact may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Demand for Oil and Natural Gas

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and natural gas products, and any major changes could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total
(000s, except per share and operating data) (unaudited)	($)	($)	($)	($)	($)
2009					
Financial					
Revenue	180,388	104,727	133,261	173,124	591,500
Operating income [1]	27,427	4,052	16,499	23,157	71,135
Net income (loss)	5,528	(14,770)	2,842	864	(5,536)
Per share – basic	0.15	(0.39)	0.08	0.02	(0.14)
Per share – diluted	0.15	(0.39)	0.08	0.02	(0.14)
Funds provided by operations [1]	22,713	128	12,199	19,580	54,620
Per share – basic	0.60	–	0.32	0.48	1.42
Per share – diluted	0.60	–	0.32	0.48	1.42
EBITDA [1]	25,945	4,340	15,112	23,398	68,795
Per share – basic	0.69	0.11	0.40	0.58	1.79
Per share – diluted	0.69	0.11	0.40	0.57	1.79
Capital expenditures	15,857	9,862	58,212	18,245	102,176
Working capital (end of period)	129,532	111,864	103,331	128,243	128,243
Shareholders' equity (end of period)	402,537	380,515	378,972	459,932	459,932
Operating (end of period)					
Pumping horsepower (000s)	303	319	371	456	
Coiled tubing units (#)	18	18	18	28	
Cementing units (#)	20	20	21	21	

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Quarters Ended	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total
(000s, except per share and operating data) (unaudited)	($)	($)	($)	($)	($)
2008					
Financial					
Revenue	145,627	94,657	151,650	172,430	564,363
Operating income (loss) [1]	29,477	(1,008)	27,812	25,658	81,940
Net income (loss)	14,269	(15,469)	11,203	7,861	17,864
Per share – basic	0.38	(0.41)	0.30	0.21	0.47
Per share – diluted	0.38	(0.41)	0.30	0.21	0.47
Funds provided by operations [1]	28,790	(9)	27,128	24,838	80,747
Per share – basic	0.77	–	0.72	0.66	2.14
Per share – diluted	0.77	–	0.72	0.66	2.14
EBITDA [1]	31,047	(813)	26,983	26,740	83,957
Per share – basic	0.83	(0.02)	0.71	0.71	2.23
Per share – diluted	0.83	(0.02)	0.71	0.71	2.23
Capital expenditures	14,820	19,341	18,414	32,233	84,807
Working capital (end of period)	111,989	94,056	104,700	100,575	100,575
Shareholders' equity (end of period)	377,056	364,068	378,890	393,476	393,476
Operating (end of period)					
Pumping horsepower (000s)	232	255	287	287	
Coiled tubing units (#)	18	18	18	18	
Cementing units (#)	17	17	18	18	

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

FINANCIAL OVERVIEW – THREE MONTHS ENDED DECEMBER 31, 2009 VERSUS 2008

Canada

Three Months Ended December 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	**84,754**	82,788	2
Expenses			
Operating	**63,344**	67,905	(7)
SG&A	**2,653**	3,069	(14)
	65,997	70,974	(7)
Operating income [1]	**18,757**	11,814	59
Operating income (%)	**22.1%**	14.3%	55
Fracturing revenue per job ($)	**91,134**	70,102	30
Number of fracturing jobs	**868**	988	(12)
Coiled tubing revenue per job ($)	**23,442**	11,251	108
Number of coiled tubing jobs	**241**	904	(73)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the fourth quarter of 2009 was $84.8 million versus $82.8 million in the comparable three-month period of 2008. The 2 percent increase in revenue was primarily due to the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia and an increase in oil-related fracturing in the resource plays of southeast Saskatchewan and west central Alberta. This increase was partially driven by incremental revenue as a result of the acquisition of Century in mid-November 2009. These factors were partially offset by lower shallow gas fracturing activity in southern Alberta and the impact of suspending shallow coiled tubing and cementing operations in Canada during the second quarter of 2009.

Operating Expenses

Operating expenses in Canada decreased by 7 percent to $63.3 million during the fourth quarter of 2009 from $67.9 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower overall fracturing and coiled tubing activity levels combined with lower personnel costs attributable to the impact of restructuring initiatives undertaken during the second quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the fourth quarter of 2009 decreased from the corresponding period in 2008 by 14 percent to $2.7 million primarily due to lower compensation expenses as a result of restructuring initiatives undertaken early in the second quarter of 2009.

United States

Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	54,256	68,790	(21)
Expenses			
Operating	48,760	47,026	4
SG&A	2,091	4,007	(48)
	50,851	51,033	–
Operating income [1]	3,405	17,757	(81)
Operating income (%)	6.3%	25.8%	(76)
Fracturing revenue per job ($)	59,263	87,615	(32)
Number of fracturing jobs	867	733	18
Cementing revenue per job ($)	21,458	18,347	17
Number of cementing jobs	134	249	(46)
Cdn$/US$ average exchange rate [2]	1.0563	1.2124	(13)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations decreased during the fourth quarter of 2009 to $54.3 million from $68.8 million in the comparable quarter of 2008. The decrease in United States revenue was due primarily to the depreciation in the value of the United States dollar, competitive pricing pressures, lower fracturing activity levels and smaller job sizes in the Rocky Mountain region and lower cementing activity levels. This was partially offset by higher fracturing activity levels and job sizes in Arkansas, the commencement of fracturing operations in Pennsylvania and the completion of larger cementing jobs.

Operating Expenses

Operating expenses in the United States were $48.8 million for the fourth quarter of 2009, an increase of 4 percent from the comparative period in 2008. The increase in operating expenses was primarily due to the increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and start-up expenses related to the commencement of fracturing operations in the Marcellus shale play of Pennsylvania. In addition, higher equipment repair expenses due to the increase in fracturing activity in the unconventional resource plays of the United States also contributed to this increase in operating expenses. These factors were offset partially by the impact of the depreciation in the value of the United States dollar.

SG&A Expenses

SG&A expenses in the United States during the fourth quarter of 2009 decreased by 48 percent from the comparable period in 2008 to $2.1 million primarily due to lower personnel expenses and the impact of the depreciation in the value of the United States dollar. This decrease was offset partially by a $0.4 million provision for doubtful accounts receivable related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Russia

Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	14,698	12,223	20
Expenses			
Operating	10,667	10,540	1
SG&A	984	1,156	(15)
	11,651	11,696	–
Operating income [(1)]	3,047	527	478
Operating income (%)	20.7%	4.3%	381
Fracturing revenue per job ($)	74,379	129,217	(42)
Number of fracturing jobs	120	49	145
Coiled tubing revenue per job ($)	52,959	61,369	(14)
Number of coiled tubing jobs	109	96	14
Cdn$/rouble average exchange rate [(2)]	0.0358	0.0444	(19)

(1) Refer to "Non-GAAP Measures" on page 21 for further information.
(2) Source: Bank of Canada.

Revenue

During the fourth quarter of 2009, the Company's revenue from Russian operations increased by 20 percent to $14.7 million from $12.2 million in the corresponding three-month period of 2008. The increase in revenue was mainly due to higher fracturing and coiled tubing activity levels being partially offset by smaller job sizes, lower annual contract pricing, extremely cold weather conditions in Western Siberia during December 2009 and the depreciation of the Russian rouble by 19 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the fourth quarter of 2009 were $10.7 million compared to $10.5 million in the corresponding period of 2008. The increase in operating expenses was primarily due to the higher revenue base and equipment utilization combined with higher fuel expenses as a result of the extremely cold weather conditions in Western Siberia during December 2009, offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended December 31, 2009 versus $1.2 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

Latin America

Three Months Ended December 31,	**2009**	2008	Change
(000s, except operational and exchange rate information) (unaudited)	**($)**	($)	(%)
Revenue	**19,416**	8,629	125
Expenses			
Operating	**16,389**	7,692	113
SG&A	**430**	282	52
	16,819	7,974	111
Operating income [1]	**2,597**	655	296
Operating income (%)	**13.4%**	7.6%	76
Cdn$/Mexican peso average exchange rate [2]	**0.0809**	0.0928	(13)
Cdn$/Argentine peso average exchange rate [2]	**0.2765**	0.3574	(23)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $19.4 million during the fourth quarter of 2009 versus $8.6 million in the comparable three-month period in 2008. For the three months ended December 31, 2009 and 2008, revenue generated through subcontractors was $4.4 million and $2.4 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter and the completion of larger jobs in Mexico. In addition, revenue in the Latin America division increased due to the commencement of cementing operations in Mexico during the third quarter of 2009 combined with higher cementing activity levels in Argentina. This increase was partially offset by the depreciation of the Mexican and Argentine peso versus the Canadian dollar and smaller job sizes in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended December 31, 2009 increased by 113 percent from the comparative period in 2008 to $16.4 million. This increase was primarily due to higher fracturing activity and higher product costs related to the completion of more and larger fracturing jobs in Mexico. In addition, operating expenses increased as a result of costs related to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009 and incremental expenses related to higher activity levels in Argentina.

SG&A Expenses

SG&A expenses in Latin America increased to $0.4 million from $0.3 million in the comparable quarter of 2008 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

Three Months Ended December 31,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	520	747	(30)
SG&A	4,129	4,348	(5)
	4,649	5,095	(9)
Operating loss [1]	(4,649)	(5,095)	9

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Operating Expenses

Operating expenses primarily relate to global operations and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 30 percent decrease in Corporate operating expenses from the fourth quarter of 2008 is mainly due to lower compensation expenses as a result of a decrease in the number of personnel supporting the Company's operations and the impact of cost-saving initiatives implemented during the second quarter of 2009.

SG&A Expenses

For the three months ended December 31, 2009, Corporate SG&A expenses decreased by 5 percent from the comparable 2008 period to $4.1 million, mainly due to lower expenses resulting from cost-saving measures implemented early in the second quarter of 2009, offset partially by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $4.3 million for the fourth quarter of 2009 represented an increase of $0.8 million from $3.5 million in the comparable period of 2008. This increase was primarily due to higher overall long-term debt levels, offset partially by lower interest expense related to the Company's unsecured senior notes resulting from the depreciation in the value of the United States dollar.

For the three months ended December 31, 2009, depreciation expense increased by 23 percent to $17.6 million from $14.3 million in the corresponding quarter of 2008. The increase in depreciation expense is mainly a result of a larger fleet of equipment operating in North America, the Company's acquisition of fracturing assets from Pure and the fracturing and coiled tubing equipment acquired in the acquisition of Century, offset partially by the depreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company realized a foreign exchange gain of $0.1 million during the fourth quarter of 2009 versus $1.1 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the decrease in the foreign exchange gain was mainly due to the impact of the significant depreciation of the Canadian dollar on foreign net assets denominated in United States dollars during the fourth quarter of 2008.

Income Tax Expenses

The Company recorded an income tax expense of $0.6 million during the fourth quarter of 2009 compared to income tax expense of $1.1 million in the comparable period of 2008. The effective income tax rate for the three months ended December 31, 2009 was 41 percent compared to an effective tax rate of 12 percent in the same quarter of 2008. The decrease in total income tax expense was primarily due to pre-tax losses in the United States and lower profitability in Canada, offset partially by higher profitability in Mexico, Russia and Argentina combined with the impact of lower enacted Canadian future income tax rates on the Company's future income tax asset. The increase in the effective tax rate was primarily due to Canadian income for the fourth quarter of 2009 being taxed at full statutory rates; however, the provision for income taxes on Canadian income in the fourth quarter of 2008 was tax-affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit related to Denison amalgamation in 2004.

OUTLOOK

As a result of the recent improvement in global economic conditions, oil and natural gas prices have strengthened, leading to higher levels of drilling and completion activity in Canada and the United States during the fourth quarter of 2009 and the early part of 2010. Well completions activity in Canada and the United States during 2010 is expected to remain focused on horizontal wells incorporating multi-stage fracturing technology within unconventional oil and natural gas resource plays, which is expected to increase overall utilization levels for the pressure pumping service industry during 2010.

The Company closed the acquisition of Century during the fourth quarter and has integrated these operations within its Canadian operating structure. This acquisition is expected to help drive future growth in Canada with the energy sector's ongoing focus on unconventional natural gas and oil plays. Stronger commodity price fundamentals are anticipated during 2010, which are expected to result in higher fracturing and coiled tubing equipment utilization in Canada. The recent industry trend toward using multi-stage fracturing completion technology within horizontal wells drilled into oil reservoirs such as the Cardium, Viking, Lower Shaunavon and Bakken is expected to provide additional demand for pressure pumping services in the Western Canada Sedimentary Basin. Calfrac has allocated a portion of its 2010 capital budget to augmenting the infrastructure required to support its newest operating districts in Dawson Creek and Fort Nelson, British Columbia and Estevan, Saskatchewan, which support the Montney, Horn River and Bakken unconventional resource plays, respectively. Overall, the financial performance of Calfrac's western Canada operations during 2010 is anticipated to improve significantly from 2009.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain strong in 2010 and, as a result of higher overall demand for pressure pumping services, pricing levels in this market are anticipated to improve from the fourth quarter of 2009. Well completions activity in the Rocky Mountain region of Colorado is also expected to be higher than in the previous year due to increased pipeline infrastructure, which has alleviated most of the takeaway constraints experienced by Calfrac's customers. The fracturing assets acquired from Pure during the third quarter provided Calfrac with the operational flexibility to enter the Marcellus shale play of Pennsylvania during the fourth quarter. The Company expects that drilling and completion activity in this new play will increase significantly and provide further growth opportunities for Calfrac in this market.

Calfrac was recently awarded work with two of Russia's largest oil and natural gas companies and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet and broader customer base, the Company expects continued strong financial performance in this region during 2010.

The Company expanded its Mexican pressure pumping operations in the Poza Rica area during 2009 with the commencement of fracturing operations during the second quarter and cementing operations in September. Calfrac currently operates two fracturing spreads and six cementing units in the Chicontepec oil and natural gas field for Pemex, where completion activity levels are expected to remain strong in 2010. However, activity for the Company's fracturing crew in the Burgos field of northern Mexico is anticipated to decline slightly from 2009 levels as Pemex focuses on the development of the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units is expected to be relatively strong during the coming year. The Company's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Calfrac is also pleased to announce that its Board of Directors has approved an $11 million increase to the 2010 capital budget for a revised total of $56 million. The majority of this additional capital will be focused on new sand storage and handling equipment related to the Company's upcoming activity in the Horn River Basin and the addition of 7,500 hydraulic horsepower to its equipment fleet currently operating in the Marcellus shale play. The total approved capital budget for 2010, including $14 million of carryforward capital from 2009, is now $70 million.

On February 18, 2010, Calfrac and seven other pressure pumping companies received a request for information from the Congress of the United States, Committee on Energy and Commerce, in relation to the practice of hydraulic fracturing. The Company confirmed to the Committee that it will voluntarily provide the requested information on a timely basis. Calfrac is committed to developing energy resources in an environmentally sound manner and in accordance with all applicable laws and regulations. Calfrac does not view this Congressional request as a criticism of the Company or its hydraulic fracturing operations.

Overall, demand for pressure pumping services in North America over the short term is expected to increase from the previous year and the long-term outlook for the pressure pumping industry remains strong. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its strategic business model by capitalizing on future growth opportunities while using a conservative approach in order to maintain financial flexibility and a strong balance sheet.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "could", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, future costs or potential liabilities, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

MANAGEMENT'S LETTER

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2009 and December 31, 2008.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



Douglas R. Ramsay
President and Chief Executive Officer



Laura A. Cillis
Senior Vice President, Finance and
Chief Executive Officer

March 1, 2010
Calgary, Alberta

AUDITORS' REPORT

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and retained earnings, comprehensive income and accumulated other comprehensive income and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

March 1, 2010
Calgary, Alberta

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at December 31,	2009	2008
(000s)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	25,070	36,492
Accounts receivable	135,775	120,048
Income taxes recoverable	1,780	6,681
Inventory	44,297	41,123
Prepaid expenses and deposits	6,746	5,813
	213,668	210,157
Capital assets (note 3)	579,233	459,874
Goodwill	10,523	10,523
Future income taxes (note 11)	37,466	11,218
	840,890	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	82,212	94,582
Bank loan (note 4)	–	15,000
Current portion of long-term debt (note 5)	1,996	–
Current portion of capital lease obligations (note 6)	1,217	–
	85,425	109,582
Long-term debt (note 5)	267,351	159,899
Capital lease obligations (note 6)	3,808	–
Other long-term liabilities	1,227	1,368
Future income taxes (note 11)	20,474	24,815
Deferred credit (note 12)	2,505	2,588
Non-controlling interest (note 13)	168	44
	380,958	298,296
Shareholders' equity		
Capital stock (note 7)	251,282	168,813
Contributed surplus (note 9)	10,808	7,297
Retained earnings	202,083	211,652
Accumulated other comprehensive income (loss) (note 2)	(4,241)	5,714
	459,932	393,476
	840,890	691,772

Commitments and contingencies (notes 14 and 19).
See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors,



Ronald P. Mathison
Director



Gregory S. Fletcher
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years Ended December 31,	2009	2008
(000s, except per share data)	($)	($)
Revenue	**591,500**	564,363
Expenses		
Operating	**482,682**	441,259
Selling, general and administrative	**37,683**	41,164
Depreciation	**63,188**	51,147
Interest, net	**15,248**	11,572
Equity share of income from long-term investments	**–**	(122)
Foreign exchange losses (gains)	**3,823**	(1,904)
Loss (gain) on disposal of capital assets	**(1,483)**	9
	601,141	543,125
Income (loss) before income taxes and non-controlling interest	**(9,641)**	21,238
Income tax expense (recovery) (note 11)		
Current	**1,853**	(4,058)
Future	**(6,082)**	7,573
	(4,229)	3,515
Income (loss) before non-controlling interest	**(5,412)**	17,723
Non-controlling interest	**124**	(141)
Net income (loss) for the year	**(5,536)**	17,864
Retained earnings, beginning of year	**211,652**	198,039
Dividends	**(4,033)**	(3,779)
Premium on purchase of shares (note 8)	**–**	(472)
Retained earnings, end of year	**202,083**	211,652
Earnings (loss) per share (note 7)		
Basic	**(0.14)**	0.47
Diluted	**(0.14)**	0.47

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Years Ended December 31,	2009	2008
(000s)	($)	($)
Net income (loss) for the year	(5,536)	17,864
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	(9,955)	11,918
Comprehensive income (loss)	(15,491)	29,782
Accumulated other comprehensive income (loss), beginning of year	5,714	(6,204)
Other comprehensive income (loss) for the year	(9,955)	11,918
Accumulated other comprehensive income (loss), end of year	(4,241)	5,714

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2009	2008
(000s)	($)	($)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net income (loss) for the period	(5,536)	17,864
Items not involving cash		
Depreciation	63,188	51,147
Amortization of debt issue costs and debt discount	849	649
Stock-based compensation	3,560	3,768
Equity share of income from long-term investments	–	(122)
Loss (gain) on disposal of capital assets	(1,483)	9
Future income taxes	(6,082)	7,573
Non-controlling interest	124	(141)
	54,620	80,747
Net change in non-cash operating assets and liabilities (note 17)	1,307	(30,636)
	55,927	50,111
FINANCING ACTIVITIES		
Bank loan proceeds	5,000	25,000
Issuance of long-term debt	216,103	65,000
Bank loan repayments	(39,634)	(10,000)
Long-term debt repayments	(107,201)	(65,000)
Capital lease obligation repayments	(166)	–
Purchase of common shares (note 8)	–	(932)
Net proceeds on issuance of common shares	213	8,883
Dividends	(4,033)	(3,779)
	70,282	19,172
INVESTING ACTIVITIES		
Purchase of capital assets	(102,176)	(84,807)
Proceeds on disposal of capital assets	2,288	318
Acquisitions, net of cash acquired (note 16)	(18,692)	(6,117)
Long-term investments and other	–	326
Net change in non-cash working capital from purchase of capital assets (note 17)	(10,534)	8,443
	(129,114)	(81,837)
Effect of exchange rate changes on cash and cash equivalents	(8,517)	9,942
Decrease in cash and cash equivalents	(11,422)	(2,612)
Cash and cash equivalents, beginning of year	36,492	39,104
Cash and cash equivalents, end of year	25,070	36,492

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2009 and 2008
(000s in text and tables, except certain figures as indicated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well completion services to the oil and natural gas industries in Canada, the United States, Russia, Mexico and Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting policies and practices that involve the use of estimates that have a significant impact on the Company's financial results include the allowance for doubtful accounts, depreciation, the fair value of financial instruments, the carrying value of goodwill, income taxes, revenue recognition, and stock-based compensation.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries in Canada, the United States, Russia, Cyprus and Mexico and its 80 percent owned subsidiary in Argentina.

(b) Foreign Currency Translation

The Company's U.S. subsidiaries are classified as self-sustaining foreign operations and are translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. All of the Company's other foreign subsidiaries are classified as integrated foreign operations and are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, and non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(c) Comprehensive Income

The Company follows CICA Handbook Section 1530, *Comprehensive Income*, which requires the reporting of comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a separate category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements include a statement of AOCI, which provides the continuity of the AOCI balance.

(d) Financial Instruments

The Company follows CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at amortized cost. Accounts payable and accrued liabilities are designated as "other financial liabilities" and are carried at amortized cost. Bank loans, long-term debt and capital lease obligations are designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 and the US$100,000 private placement of senior unsecured notes on December 16, 2009 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

(f) Inventory

Inventory consists of chemicals, proppants, coiled tubing, cement, nitrogen and carbon dioxide used to stimulate oil and gas wells, as well as spare equipment parts. Inventory is stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. For the year ended December 31, 2009, approximately $229,000 of inventory was expensed to operating costs (year ended December 31, 2008 – $191,000).

(g) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method over the following periods:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

Assets under construction are not depreciated until put into service.

(h) Long-Term Investments

The Company uses the equity method of accounting for investments in shares of entities over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but rather assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company completed its annual assessment for goodwill impairment and determined there was no goodwill impairment for the years ended December 31, 2009 and 2008. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives.

(j) Income Taxes

The Company follows the liability method of determining income taxes, whereby future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(k) Revenue Recognition

Revenue is recognized for services upon completion provided reasonable assurance exists regarding collectability and the measurement of the consideration that will be derived.

(l) Stock-Based Compensation Plans

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(m) Variable Interest Entities

Canadian Accounting Guideline 15, *Consolidation of Variable Interest Entities* (VIE) requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 8.

(n) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

(o) Recently Issued Accounting Pronouncements

The following changes in accounting policies were adopted pursuant to the CICA's Handbook on January 1, 2009:

Section 3064, *Goodwill and Intangible Assets,* replaced the previous Section 3062 and established standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Section 3862, *Financial Instruments: Disclosures,* provides revised and enhanced disclosure requirements for liquidity disclosure risks and the fair value measurement of financial instruments. Fair value measurements are to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The adoption of this revised standard has not had an impact on the disclosures in the Company's consolidated financial statements (see note 15).

The following CICA Handbook sections will become effective January 1, 2011:

Section 1582, *Business Combinations,* replaces the previous business combinations standard. The new standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

Section 1601, *Consolidated Financial Statements,* which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Section 1602, *Non-controlling Interests,* establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As a result, the Company will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company's consolidated financial statements is not reasonably determinable at this time.

3. CAPITAL ASSETS

As at December 31,	2009	2008
(000s)	($)	($)
Cost		
Assets under construction	**12,395**	30,972
Field equipment	**676,447**	519,076
Field equipment under capital lease	**5,127**	–
Buildings	**39,879**	25,453
Land	**21,221**	12,235
Shop, office and other equipment	**8,006**	8,099
Computers and computer software	**7,126**	6,475
Leasehold improvements	**2,296**	1,962
	772,497	604,272
Accumulated Depreciation		
Assets under construction	**–**	–
Field equipment	**177,041**	131,830
Field equipment under capital lease	**104**	–
Buildings	**4,812**	3,585
Land	**–**	–
Shop, office and other equipment	**3,863**	3,165
Computers and computer software	**6,544**	5,256
Leasehold improvements	**900**	562
	193,264	144,398
Net Book Value		
Assets under construction	**12,395**	30,972
Field equipment	**499,406**	387,246
Field equipment under capital lease	**5,023**	–
Buildings	**35,067**	21,868
Land	**21,221**	12,235
Shop, office and other equipment	**4,143**	4,934
Computers and computer software	**582**	1,219
Leasehold improvements	**1,396**	1,400
	579,233	459,874

4. BANK LOAN

At December 31, 2008, the Company had an operating loan facility of $25,000 payable on demand and bearing interest at the prime rate plus 0.75 percent, of which $15,000 was drawn. The facility was secured by a general security agreement over all Canadian and U.S. assets of the Company.

Bank loan repayments during the year include the repayment of Century Oilfield Services Inc.'s operating facility of $19,634 subsequent to the acquisition as described in note 16.

5. LONG-TERM DEBT

As at December 31,	2009	2008
(000s)	($)	($)
US$235,000 senior unsecured notes (December 31, 2008 – US$135,000), due February 15, 2015, bearing interest at 7.75%, payable semi-annually	**246,985**	164,430
Less: unamortized debt issue costs and unamortized debt discount	**(11,768)**	(4,531)
	235,217	159,899
$165,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	**24,699**	–
Less: unamortized debt issue costs	**(1,128)**	–
	23,571	–
Mortgage obligations maturing between June 2012 and April 2013 bearing interest at rates ranging from 4.94% to 6.69%, repayable $69 per month principal and interest, secured by certain real property	**7,379**	–
US$3,107 mortgage maturing May 16, 2018 bearing interest at U.S. prime less 1%, repayable US$35 per month principal and interest, secured by certain real property	**3,180**	–
	269,347	159,899
Less: current portion of long-term debt	**(1,996)**	–
	267,351	159,899

The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239,575 (December 31, 2008 – $77,282). The carrying value of the revolving credit facility approximates its fair value due to its variable interest rate and first priority security position. The carrying values of the mortgage obligations approximate their fair values as the interest rates are not significantly different than current mortgage rates for similar loans.

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and ranges from prime plus 1 percent to prime plus 1.75 percent. The facility is repayable in seven equal quarterly principal instalments of $1,235 commencing December 31, 2010 plus a final payment of $16,054 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

The Company also has an extendible operating loan facility which includes overdraft protection in the amount of $10,000. The interest rate is based upon the parameters of certain bank covenants and ranges from prime plus 1 percent to prime plus 1.75 percent. Drawdowns under this facility are repayable on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments may be extended by one year on each anniversary at the request of the Company and acceptance of the lender. The operating facility is secured by the Canadian and U.S. assets of the Company.

The aggregate scheduled principal repayments required in each of the next five years as at December 31, 2009 are as follows:

	Amount
(000s)	**($)**
2010	**1,996**
2011	**5,733**
2012	**22,655**
2013	**2,553**
2014	**956**
	33,893

6. OBLIGATIONS UNDER CAPITAL LEASES

As at December 31,	2009	2008
(000s)	**($)**	($)
Capital lease contracts bearing interest at rates ranging from 5.68% to 6.58%, repayable $124 per month, secured by certain equipment	**5,599**	–
Less: interest portion of contractual payments	**(574)**	–
	5,025	–
Less: current portion of capital lease obligations	**(1,217)**	–
	3,808	–

The carrying values of the capital lease obligations approximate their fair values as the interest rates are not significantly different than current rates for similar leases.

The minimum lease payments required in each of the next five years, from December 31, 2009, are as follows:

	Amount
(000s)	**($)**
2010	**1,490**
2011	**1,490**
2012	**1,868**
2013	**751**
2014	**–**
	5,599
Less: interest portion of contractual payments	**(574)**
	5,025

7. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares	**2009**		2008	
	Shares	**Amount**	Shares	Amount
	(#)	**($000s)**	(#)	($000s)
Balance, January 1	**37,741,561**	**168,813**	37,201,872	155,254
Issued upon exercise of stock options	**12,975**	**262**	492,311	11,379
Issued on acquisitions (note 16)	**5,144,344**	**82,207**	150,160	2,640
Purchased under Normal Course Issuer Bid	**–**	**–**	(102,782)	(460)
Balance, December 31	**42,898,880**	**251,282**	37,741,561	168,813

The weighted average number of common shares outstanding for the year December 31, 2009 was 38,475,444 basic and 38,475,444 diluted (year ended December 31, 2008 – 37,696,924 basic and 37,716,914 diluted). The difference between basic and diluted shares for the year ended December 31, 2008 was attributable to the dilutive effect of stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 10 could be potentially dilutive in the future; however, they were not included in the calculation of diluted shares for the year ended December 31, 2009, as they would have an anti-dilutive effect.

8. SHARES HELD IN TRUST AND NORMAL COURSE ISSUER BID

The Company has established an Employee Matching Investment Plan Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2009 and December 31, 2008, no shares were held by the Trust. Shares held by the Trust vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Such shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

The Company received regulatory approval under Canadian securities laws to purchase its own common shares in accordance with a Normal Course Issuer Bid for the one-year period October 23, 2008 through October 22, 2009. During the year ended December 31, 2009, no common shares were purchased by the Company. For the year ended December 31, 2008, 102,782 common shares were purchased at a cost of $932 and, of the amount paid, $460 was charged to capital stock and $472 was charged to retained earnings. The common shares purchased were cancelled prior to December 31, 2008.

9. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus	**2009**	2008
(000s)	**($)**	($)
Balance, January 1	**7,297**	6,025
Stock options expensed	**3,560**	3,768
Stock options exercised	**(49)**	(2,496)
Balance, December 31	**10,808**	7,297

10. STOCK-BASED COMPENSATION

(a) Stock Options

Continuity of Common Shares	**2009**		2008	
	Options	**Average Exercise Price**	Options	Average Exercise Price
	(#)	**($)**	(#)	($)
Balance, January 1	**2,043,344**	**21.69**	1,224,223	22.90
Granted during the period	**865,000**	**8.60**	1,429,400	19.66
Exercised for common shares	**(12,975)**	**16.43**	(492,311)	18.04
Forfeited	**(222,826)**	**22.59**	(87,468)	23.79
Expired	**(164,400)**	**32.59**	(30,500)	27.80
Balance, December 31	**2,508,143**	**16.70**	2,043,344	21.69

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.06 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(b) Stock Units

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2009, $669 of compensation expense was recognized for deferred stock units (year ended December 31, 2008 – $307).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled either in cash or Company shares purchased on the open market. During the year ended December 31, 2009, $506 of compensation expense was recognized for performance stock units (year ended December 31, 2008 – $217).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

11. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2009	2008
(000s)	($)	($)
Capital assets	**(61,377)**	(55,495)
Losses carried forward	**65,993**	26,967
Canadian exploration expenses	**8,137**	9,730
Research and development expenses	**1,823**	2,013
Alternative minimum tax credits	**893**	2,109
Capital lease obligations	**1,257**	–
Deferred compensation payable	**142**	891
Deferred financing and share issue costs	**175**	146
Other	**(51)**	42
	16,992	(13,597)

Net future income taxes at December 31, 2009 are represented by future income tax assets of $37,466 (December 31, 2008 – $11,218) less future income tax liabilities of $20,474 (December 31, 2008 – $24,815). Loss carry-forwards expire at various dates ranging from December 31, 2015 to December 31, 2029.

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 29 percent (2008 – 29.50 percent) to income before income taxes and non-controlling interest. The main reasons for differences between such expected income tax expense and the amount actually recorded are:

Years Ended December 31,	2009	2008
(000s except percentages)	($)	($)
Income (loss) before income tax and non-controlling interest	(9,641)	21,238
Income tax rate (%)	29.00	29.50
Computed expected income tax expense	(2,796)	6,265
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(83)	(1,517)
Non-deductible expenses/non-taxable income	2,072	3,012
Foreign tax rate and other foreign differences	(4,091)	(7,484)
Translation of foreign subsidiaries	(993)	1,355
Foreign withholding taxes	3	258
Future income tax adjustment from tax rate reductions	1,805	1,127
Other	(146)	499
	(4,229)	3,515

12. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. The deferred credit is reduced as these tax pools are utilized.

13. NON-CONTROLLING INTEREST

The continuity of the 20 percent non-controlling interest in a subsidiary of the Company is as follows:

	2009	2008
(000s)	($)	($)
Balance, January 1	44	–
Share capital contributed	–	185
Share of income (loss)	124	(141)
Balance, December 31	168	44

14. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next six years, from December 31, 2009, as follows:

	Amount
(000s)	($)
2010	11,405
2011	7,687
2012	5,828
2013	3,896
2014	2,184
2015	1,689
	32,689

The Company has obligations for the purchase of products, services and capital assets over the next four years that total approximately $62,458.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash and cash equivalents, accounts receivable, current liabilities, long-term debt and capital lease obligations.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239,575 before deduction of unamortized debt issue costs and unamortized debt discount of $11,768 (December 31, 2008 – $77,282 before deduction of unamortized debt issue costs of $4,531). The fair values of the remaining long-term debt and capital lease obligations approximate their carrying values, as described in notes 5 and 6.

(b) Credit Risk

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company mitigates this risk through its credit policies and practices including the use of credit limits and approvals, and by monitoring the financial condition of its customers. At December 31, 2009, the Company had a provision for doubtful accounts receivable of $1,445 related primarily to a customer who filed for Chapter 11 restructuring under U.S. bankruptcy law.

Payment terms with customers vary by country and contract. However, standard payment terms are 30 days from invoice date. The Company's aged trade accounts receivable at December 31, 2009, excluding provision for doubtful accounts, is as follows:

As at December 31,	2009
(000s)	($)
Current	89,461
31 – 60 days	35,269
61 – 90 days	5,937
91+ days	2,721
Total	133,388

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The increase or decrease in interest expense for each 1 percent change in interest rates on floating rate debt outstanding at December 31, 2009 amounts to $247 (2008 – $nil).

The Company's effective interest rate for the year ended December 31, 2009 was 7.53 percent (December 31, 2008 – 8.21 percent).

(d) Liquidity Risk

The Company's principal sources of liquidity are operating cash flows, existing or new credit facilities and new share equity. The Company monitors its liquidity position on an ongoing basis to ensure it has sufficient funds to complete planned capital and other expenditures. The Company mitigates liquidity risk by maintaining adequate banking and credit facilities and continuously monitoring its forecast and actual cash flows. The Company may also adjust its capital spending and dividends to shareholders to maintain liquidity.

(e) Foreign Exchange Risk

The Company is exposed to foreign exchange risk associated with foreign operations where revenues and costs may be denominated in currencies other than Canadian dollars. These currencies include the U.S. dollar, Russian rouble, Mexican peso and Argentine peso. The Company is also exposed to the impact of foreign currency fluctuations in its Canadian operations on purchases of products and capital assets from vendors in the U.S. In addition, the Company's senior unsecured notes and related interest expense are denominated in U.S. dollars; the amount of debt and interest expressed in Canadian dollars varies with fluctuations in the US$/Cdn$ exchange rate; however, this risk is mitigated by the Company's sizable U.S. operations and related revenue streams.

At December 31, 2009, a change in the value of foreign currencies in the Company's consolidated financial instruments (cash, accounts receivable, accounts payable and debt) would have had the following impact on net income and other comprehensive income:

	Increase (Decrease) to Net Income	Increase (Decrease) to Other Comprehensive Income
(000s)	($)	($)
1% decrease in value of U.S. dollar	698	1,331
1% increase in value of U.S. dollar	(698)	(1,331)
1% decrease in value of Russian rouble	(88)	–
1% increase in value of Russian rouble	88	–

16. ACQUISITIONS

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

	Amount
(000s)	($)
Goodwill	4,520
Cash	89
Other working capital	1,658
Capital assets	371
Total consideration	**6,638**

(c) Asset Acquisition

On August 14, 2009, the Company purchased the fracturing assets of a competitor for $44,513 including related transaction costs. The Company acquired $42,252 of capital assets comprised of fracturing equipment and certain real property, as well as $2,261 of the vendor's parts and materials inventory. The purchase price was satisfied through payment of $41,071 in cash and the assumption of long-term debt in the amount of $3,442.

(d) Century Oilfield Services Inc.

On November 10, 2009, the Company acquired all of the issued and outstanding shares of Century Oilfield Services Inc. for aggregate consideration of $100,898. The Company issued 5,144,344 common shares at a value of $15.98 per share (based on the volume-weighted average share price for the three days prior to and after the announcement date of September 20, 2009) with a value of $82,207 in conjunction with the acquisition, in addition to cash of $13,506 and transaction costs of $5,185. Net assets acquired and liabilities assumed were as follows:

	Amount
(000s)	($)
Working capital	18,216
Capital assets	108,930
Future income tax asset	21,014
Bank loan and long-term debt	(42,069)
Obligation under capital leases	(5,193)
Total consideration	**100,898**

17. SUPPLEMENTAL INFORMATION

Changes in non-cash operating assets and liabilities for the years ended December 31, 2009 and 2008 are as follows:

Years Ended December 31,	2009	2008
(000s)	($)	($)
Accounts receivable	605	(30,670)
Income taxes recoverable	4,901	(6,443)
Inventory	4,224	(15,806)
Prepaid expenses and deposits	3,183	(202)
Accounts payable and accrued liabilities	(11,465)	22,999
Other long-term liabilities	(141)	(514)
	1,307	(30,636)
Interest paid	12,070	11,139
Income taxes paid (received)	(3,048)	1,837

Changes in non-cash working capital from the purchase of capital assets for the years ended December 31, 2009 and 2008 are as follows:

Years Ended December 31,	2009	2008
(000s)	($)	($)
Accounts payable and accrued liabilities	(10,534)	8,443
	(10,534)	8,443

The preceding amounts exclude any changes in working capital resulting from the acquisitions described in note 16(b) and 16(c).

18. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At December 31, 2009, the long-term debt to cash flow ratio was 4.93:1 (December 31, 2008 – 1.98:1) calculated on a 12-month trailing basis as follows:

As at December 31,	2009	2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs and debt discount) (note 5)	269,347	159,899
Cash flow	54,620	80,747
Long-term debt to cash flow ratio	**4.93:1**	1.98:1

The higher ratio at December 31, 2009 as compared to December 31, 2008 is partially due to the fact that additional long-term debt was assumed as part of the Century acquisition (note 16d). Also, the additional cash flow contributed as a result of this acquisition was only included in the Company's results for the period November 10, 2009 through December 31, 2009.

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

19. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $10,270 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately $53 (35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $335 (223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $192 (128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $659 (439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The Company has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90 percent of its entitlement under an offshore licence agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Company's control.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

20. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Year Ended December 31, 2009						
Revenue	**241,821**	**66,630**	**218,276**	**64,773**	–	**591,500**
Operating income (loss) [1]	**32,864**	**18,967**	**25,893**	**10,612**	**(17,201)**	**71,135**
Segmented assets	**447,889**	**110,372**	**240,975**	**41,654**	–	**840,890**
Capital expenditures	**35,196**	**7,798**	**56,558**	**2,624**	–	**102,176**
Goodwill	**7,236**	**979**	**2,308**	–	–	**10,523**
Year Ended December 31, 2008						
Revenue	273,398	57,355	205,999	27,611	–	564,363
Operating income (loss) [1]	40,294	8,842	52,788	(1,817)	(18,167)	81,940
Segmented assets	299,487	110,207	262,266	19,812	–	691,772
Capital expenditures	36,585	6,343	37,534	4,345	–	84,807
Goodwill	7,236	979	2,308	–	–	10,523

[1] Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

Years Ended December 31,	2009	2008
(000s)	($)	($)
Fracturing	**504,441**	468,274
Coiled tubing	**47,667**	56,386
Cementing	**25,696**	30,116
Other	**13,696**	9,587
	591,500	564,363

The Company's customer base consists of over 180 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Company's broad customer base, Calfrac has four significant customers that collectively accounted for approximately 49 percent of the Company's revenue for the year ended December 31, 2009 (year ended December 31, 2008 – three significant customers for approximately 35 percent) and of such customers, one customer accounted for approximately 17 percent of the Company's revenue for the year ended December 31, 2009 (year ended December 31, 2008 – 12 percent).

21. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would affect consolidated net income, comprehensive income and accumulated other comprehensive income for the years ended December 31, 2009 and 2008 as follows:

Years Ended December 31,	2009	2008
(000s, except per share data)	($)	($)
Net income (loss) under Canadian GAAP	(5,536)	17,864
Adjustments		
Selling, general and administrative expenses (a)	(5,185)	–
Depreciation (a)	(242)	–
Future income tax recovery (a)	1,357	–
Non-controlling interest (b)	124	(141)
Net income (loss) under U.S. GAAP	(9,482)	17,723
Attributable to:		
Calfrac	(9,606)	17,864
Non-controlling interest	124	(141)
	(9,482)	17,723
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	(9,955)	11,918
Comprehensive income (loss)	(19,437)	29,641
Basic		
Income (loss) per share under U.S. GAAP	(0.25)	0.47
Diluted		
Income (loss) per share under U.S. GAAP	(0.25)	0.47
Accumulated other comprehensive income (loss)		
Balance, beginning of year – U.S. GAAP	5,714	(6,204)
Other comprehensive income	(9,955)	11,918
Balance, end of year – U.S. GAAP	(4,241)	5,714

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

As at December 31,	2009		2008	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	(#)	($)	(#)	($)
Assets				
Cash and cash equivalents (f)	25,070	28,182	36,492	36,492
Capital assets (a)	579,233	592,311	459,874	459,874
Deferred charges (d)	–	7,168	–	4,531
Future income taxes (a)	37,466	35,493	11,218	11,218
Liabilities				
Bank indebtedness (f)	–	3,112	–	–
Long-term debt (d)	267,351	274,519	159,899	164,430
Non-controlling interest (b)	168	–	44	–
Shareholders' Equity				
Capital stock	251,282	266,457	168,813	168,813
Non-controlling interest	–	168	–	44
Retained earnings	202,083	198,013	211,652	211,652
Accumulated other comprehensive income	(4,241)	(4,241)	5,714	5,714

(a) Business Combinations

Effective January 1, 2009 the Company adopted new U.S. GAAP standards on "Business Combinations". The new standard maintains the use of the acquisition method of accounting for all business combinations and requires that an acquirer be identified for each business combination. The standard also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interests in an acquiree and any goodwill acquired in a business combination. Equity securities issued as consideration in a business combination are recorded at fair value as of the acquisition date. In addition, entities are required to expense transaction costs associated with the transaction. Effective January 1, 2009 the Company also adopted new guidance on "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination". Under this statement, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. These statements have been applied to transactions after January 1, 2009.

On the acquisition of Century in November 2009, consideration comprised cash and common shares of the Company. Under U.S. GAAP, the total consideration and the purchase price allocation would be recorded differently as a result of the following:

1) Share consideration – U.S. GAAP requires the share price on the date of closing the acquisition ($18.93) be used in determining share consideration for the purchase equation. For Canadian GAAP purposes, the volume-weighted average share price of $15.98 for the three days prior to and after the announcement date was used.

2) Transaction costs of $5,185 were expensed when incurred.

3) Depreciation costs are higher due to the higher carrying value of capital assets for U.S. GAAP purposes. Under Canadian GAAP, negative goodwill on the transaction was allocated on a pro rata basis to the capital assets acquired. For U.S. GAAP purposes, the difference in consideration that arose from the use of the acquisition closing date was included in the value ascribed to capital assets.

4) Future income tax assets would be decreased as a result of the higher value ascribed to the capital assets.

5) Future tax expense (recovery) for U.S. GAAP purposes would be higher due to lower net income arising from increased depreciation and transaction costs.

Under Canadian GAAP, the Company's purchase of fracturing assets of a competitor is considered an asset acquisition. Under U.S. GAAP, this transaction is considered a business combination. There were no significant differences in the values assigned in the purchase price allocation between the Canadian and US GAAP. The purchase price was allocated to capital assets $42,252, inventory $2,261 and long-term debt of $3,442 using fair values of the net assets at the date of acquisition. Transaction costs were not significant.

(b) Non-controlling Interests

Effective January 1, 2009 the Company adopted new guidance on "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51." This statement recognizes that a non-controlling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changed the way the consolidated statements of income (loss) and comprehensive income (loss) are presented by requiring consolidated net income (loss) and comprehensive income (loss) to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.

Under U.S. GAAP, the non-controlling interests on the statements of operations and balance sheets would be reclassified from current presentation. On the balance sheets, non-controlling interests would be presented as a separate component of shareholders' equity. On the statements of operations, net income (loss) for the year ended December 31, 2009 includes both the Company's and the non-controlling interests' share of net income (loss) for the period. Net income (loss) attributable to the Company for the year ended December 31, 2009 would be disclosed separately, below net income (loss). The reclassification would have no impact on earnings (loss) per share for either period presented.

(c) Stock-Based Compensation

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over the vesting period, for the fair value of its deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

The Company uses the revised standards outlined under "Share-Based Payment" for U.S. GAAP. Under these standards, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

(d) Long-Term Debt Issue Costs

Under Canadian GAAP, the Company includes financing costs in the amortized cost of the long-term debt. Under U.S. GAAP, financing costs associated with the long-term debt would be classified separately as a deferred long-term asset and amortized over the term of the long-term debt also using the effective interest rate method.

The consolidated balance sheet as at December 31, 2009, as a result, would be adjusted to reflect a deferred long-term asset of $7,168 with an offsetting increase to long-term debt (December 31, 2008 – $4,531).

(e) Future Income Taxes

On January 1, 2007, the Company adopted U.S. GAAP guidance on "Accounting for Uncertainty in Income Taxes" clarifying the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect, if any, of applying the guidance for income tax uncertainties is to be reported as an adjustment to opening retained earnings in the year of adoption. The adoption of the standard did not have a material impact on the consolidated financial statements.

The Company and its entities are subject to income taxation and related audits in the various tax jurisdictions in which it operates. The tax years from 2003 to 2009 remain open to examination in Canada, the tax years from 2006 to 2009 remain open to examination in the U.S, the tax years from 2008 to 2009 remain open to examination in Russia, the tax years from 2007 to 2009 remain open to examination in Mexico and the tax years 2008 to 2009 remain open to examination in Argentina.

In addition, pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the year ended December 31, 2009 and 2008 relating to tax rate differences.

(f) Statements of Cash Flows and Operations

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported except for the following:

1) Under U.S. GAAP the presentation of funds provided by operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted;

2) Operating activities would be $5,185 lower and investing activities would be higher by the same amount as a result of expensing transaction costs under U.S. GAAP. Differences in depreciation expense and future income tax recoveries as well as classification of non-controlling interests would impact net loss and non-cash items within operating activities but would have no impact on overall operating activities.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. As at December 31, 2009, the Company had outstanding bank overdrafts of $3,112 (December 31, 2008 – $nil). As at December 31, 2009, the consolidated balance sheet would be adjusted to reflect cash and cash equivalents of $3,112 and bank indebtedness of $3,112. The effect of this is an inflow of cash from financing activities of $3,112 for the year ended December 31, 2009 (year ended December 31, 2008 – $nil).

(g) Recently Issued Accounting Standards

There are no relevant recently issued accounting standards that would impact the Company.

(h) Subsequent Events

Effective January 1, 2009, the Company adopted new U.S. GAAP guidance on "Subsequent Events." This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth:

1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

3) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company reviewed all subsequent events to March 1, 2010.

HISTORICAL REVIEW

Years Ended December 31,	**2009**	2008	2007	2006	2005
(000s, except per share and unit data)	($)	($)	($)	($)	($)
Financial Results					
Revenue	**591,500**	564,363	460,320	426,418	314,325
Operating income [1]	**71,135**	81,940	100,094	107,012	79,631
Net income (loss)	**(5,536)**	17,864	38,568	72,450	60,113
Per share – basic [2]	**(0.14)**	0.47	1.06	2.00	1.66
– diluted [2]	**(0.14)**	0.47	1.06	1.98	1.64
Funds provided by operations [1]	**54,620**	80,747	87,642	101,932	80,592
Per share – basic [2]	**1.42**	2.14	2.40	2.81	2.23
– diluted [2]	**1.42**	2.14	2.40	2.79	2.20
EBITDA [1]	**68,795**	83,957	97,789	109,533	79,611
Per share – basic [2]	**1.79**	2.23	2.68	3.02	2.20
– diluted [2]	**1.79**	2.23	2.68	3.00	2.18
Capital expenditures	**102,176**	84,807	91,939	155,478	97,614
Financial Position					
Current assets	**213,668**	210,157	157,494	110,911	100,057
Total assets	**840,890**	691,772	558,910	454,190	336,815
Working capital	**128,243**	100,575	92,156	31,225	39,396
Long-term debt	**267,351**	159,899	129,535	60,000	8,000
Shareholders' equity	**459,932**	393,476	350,915	303,510	234,021
Common Share Data [2]					
Common shares outstanding (#)					
At December 31	**42,899**	37,742	37,202	36,388	36,333
Weighted average (basic)	**38,475**	37,697	36,463	36,286	36,216
Share trading					
High ($)	**21.52**	32.74	25.58	46.21	41.00
Low ($)	**6.40**	7.90	16.00	18.07	22.50
Close ($)	**20.85**	8.70	17.62	22.10	40.30
Volume (#)	**30,750**	45,352	29,631	39,272	26,774
Operating (end of year)					
Pumping horsepower (000s)	**456**	287	242	164	N/A
Coiled tubing units (#)	**28**	18	18	14	11
Cementing units (#)	**21**	18	16	13	9

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

[2] Historical per share information has been adjusted for the two-for-one stock split approved by shareholders on February 7, 2005.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Ronald P. Mathison
Chairman [1][2]
President &
Chief Executive Officer
Matco Investments Ltd.

Fernando Aguilar
President,
Geophysical Services
for the Americas
CGG Veritas

James S. Blair [3][4]
President &
Chief Executive Officer
Glenogle Energy Inc.

Gregory S. Fletcher [1][2]
President
Sierra Energy Inc.

Martin A. Lambert [3][4]
Chief Executive Officer
Swan Hills Synfuels L.P.

Douglas R. Ramsay [4]
President &
Chief Executive Officer
Calfrac Well Services Ltd.

R.T. (Tim) Swinton [1][2][3]
Independent Businessman

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Corporate Governance and Nominating Committee
(4) Member of the Health, Safety and Environment Committee

Printed in Canada

OFFICERS

Douglas R. Ramsay
President &
Chief Executive Officer

Gordon A. Dibb
Chief Operating Officer

F. Bruce Payne
President,
Canadian Division

John L. Grisdale
President,
United States Division

Robert L. Sutherland
President,
Russian Division

Laura A. Cillis
Senior Vice President, Finance
& Chief Financial Officer

Tom J. Medvedic
Senior Vice President,
Corporate Development

Dwight M. Bobier
Senior Vice President,
Technical Services

Stephen T. Dadge
Senior Vice President,
Health, Safety & Environment

Donald R. Battenfelder
Vice President,
Global Operations

L. Lee Burleson
Vice President,
Sales & Marketing
United States Division

Robert J. Montgomery
Vice President,
Canadian Operations Division

B. Mark Paslawski
Vice President,
General Counsel
& Corporate Secretary

A. Scott Tuttle
Vice President,
Human Resources

Michael D. Olinek
Corporate Controller

Matthew L. Mignault
Controller

HEAD OFFICE

411 Eighth Avenue S.W.
Calgary, Alberta T2P 1E3
Phone: 403-266-6000
Toll Free: 1-866-770-3722
Fax: 403-266-7381
Email: info@calfrac.com
Website: www.calfrac.com

AUDITORS

PricewaterhouseCoopers LLP
Calgary, Alberta

BANKERS

HSBC Bank Canada
Alberta Treasury Branches
Royal Bank of Canada
Export Development Canada

LEGAL COUNSEL

Bennett Jones LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

Trading Symbol: CFW

OPERATING BASES

Alberta, Canada
Calgary – Head Office
Calgary – Technology and Training Centre
Edson
Grande Prairie
Medicine Hat
Red Deer

British Columbia, Canada
Dawson Creek
Fort Nelson

Saskatchewan, Canada
Estevan

Colorado, United States
Denver – Regional Office
Grand Junction
Platteville

Arkansas, United States
Beebe

Pennsylvania, United States
Mt. Morris

Mexico
Mexico City – Regional Office
Reynosa
Poza Rica

Russia
Moscow – Regional Office
Khanty-Mansiysk
Noyabrsk

Argentina
Buenos Aires – Regional Office
Catriel

REGISTRAR AND TRANSFER AGENT

For information concerning lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or by email at service@computershare.com, or write to:
COMPUTERSHARE INVESTOR SERVICES INC.
9th floor, 100 University Avenue, Toronto, Ontario M5J 2Y1

ANNUAL MEETING

The Annual Meeting of shareholders of Calfrac Well Services Ltd. will be held on May 11, 2010 at 3:30 p.m. (Mountain Daylight Time) in the McMurray Room of the Calgary Petroleum Club, Calgary, Alberta. All shareholders are cordially invited and encouraged to attend. Shareholders who are unable to attend the meeting are requested to complete and return the Instrument of Proxy to Computershare Investor Services Inc. at their earliest convenience.



411 - 8 Avenue S.W., Calgary, Alberta, T2P 1E3
Email: info@calfrac.com

www.calfrac.com

CALFRAC WELL SERVICES LTD.

ANNUAL INFORMATION FORM

For the year ended December 31, 2009

March 12, 2010

TABLE OF CONTENTS

CALFRAC WELL SERVICES LTD 1

GENERAL DEVELOPMENT OF THE BUSINESS 1

BUSINESS OF THE CORPORATION 5

- The Corporation 5
- Industry 7
- Competitive Strengths 8
- Business Strategy 9
- Customers 10
- Contracts 11
- Suppliers 11
- Competition 11
- Regulation 12
- Intellectual Property 12
- Facilities and Operating Assets 12
- Employees 13

RISK FACTORS 13

MARKET FOR SECURITIES 19

DESCRIPTION OF COMMON SHARES 19

CREDIT RATINGS 20

DIVIDENDS 20

DIRECTORS AND OFFICERS 20

LEGAL PROCEEDINGS 23

TRANSFER AGENT AND REGISTRAR 24

INTERESTS OF EXPERTS 24

AUDIT COMMITTEE INFORMATION 24

- Audit Committee Charter 24
- Composition of Audit Committee 24
- Relevant Education and Experience 24
- Pre-Approval Policies and Procedures 25
- External Audit Fees by Category 25

ADDITIONAL INFORMATION 26

APPENDIX "A" A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual information form constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this annual information form should not be unduly relied upon. These statements speak only as of the date of this annual information form. Other than as required by applicable laws, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

In particular, this annual information form contains forward-looking statements pertaining to the following:

- capital expenditure programs;
- results of acquisitions;
- projections of market prices and costs;
- supply and demand for oilfield services;
- expectations regarding the Corporation's ability to maintain its competitive position;
- expectations regarding the Corporation's ability to raise capital;
- treatment under governmental regulatory regimes; and
- commodity prices.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this annual information form:

- general economic conditions in Canada, the United States, Russia, Mexico and Argentina;
- the demand for fracturing and other stimulation services during drilling and completion of oil and natural gas wells;
- volatility in market prices for oil and natural gas and the effect of this volatility on the demand for oilfield services generally;
- regional competition;
- liabilities and risks, including environmental liabilities and risks, inherent in oil and natural gas operations;
- liabilities and risks associated with prior operations;
- sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel;
- the ability to integrate technological advances and match advances of competition;
- the availability of capital;
- uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed;
- dependence on, and concentration of, major customers;
- changes in legislation and the regulatory environment;
- currency exchange rate risk; and
- the other factors considered under "Risk Factors".

CALFRAC WELL SERVICES LTD.

Calfrac Well Services Ltd. (the "Corporation") is the corporation resulting from the amalgamation of Calfrac Well Services Ltd. (the pre-amalgamation predecessor of the Corporation) and Century Oilfield Services Inc. ("Century") under the *Business Corporations Act* (Alberta) ("ABCA") on January 1, 2010. Calfrac Well Services Ltd. (the pre-amalgamation predecessor of the Corporation) was formed under the ABCA on March 24, 2004 by the amalgamation of Denison Energy Inc. ("Denison") and a private corporation known as Calfrac Well Services Ltd. ("CWSL"). On March 8, 2004, Denison completed an arrangement whereby almost all of Denison's assets were transferred to two new corporations, and on March 24, 2004, Denison acquired all of the shares of CWSL, then amalgamated with CWSL and changed its name to Calfrac Well Services Ltd. In this annual information form, references to the Corporation (i) as at dates or for periods prior to March 24, 2004, relate to CWSL as it existed prior to its acquisition by and amalgamation with Denison and (ii) as at dates or for periods following March 24, 2004 but prior to January 1, 2010, relate to Calfrac Well Services Ltd. as it existed prior to its amalgamation with Century.

The head office of the Corporation is located at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3 and the registered office is located at 4500, 855 - 2nd Street S.W., Calgary, Alberta T2P 4K7.

Intercorporate Relationships

The following is an organizational chart of Calfrac Well Services Ltd. and its subsidiaries as at January 1, 2010, showing each entity's jurisdiction of incorporation, continuation or formation, as applicable, and the Corporation's ownership interest therein.


Calfrac Well Services Ltd.
(Alberta)
100%
Calfrac (Canada) Inc.
(Alberta)
98.9%
1.1%
Calfrac Holdings LP
(Delaware)
100%
Calfrac Well Services Corp.
(Colorado)
100%
Calfrac Cyprus Limited
(Cyprus)
99.999%
Calfrac de Mexico, SA de CV
(Mexico)
80%
Calfrac Well Services
(Argentina) S.A.
(Argentina)
100%
Prostim Inc.
(Alberta)
100%
Calfrac (Alberta) ULC
(Alberta)
100%
BNB Land Holdings LLC
(Colorado)
100%
ZAO CFW Finance
(Russia)
0.001%
0.001%
99.999%
Prostim de Mexico, SA de CV
(Mexico)
83.3%
North Aegean Petroleum
Company E.P.E.
(Greece)
100%
Dominion Land Projects Ltd.
(Alberta)
100%
Calfrac (USA) LLC
(Delaware)
100%
ZAO CWS International
(Russia)
83.3%
Sea of Thrace Petroleum
E.P.E.
(Greece)

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation was incorporated under the ABCA in June 1999 and commenced operations in August 1999 from its field station in Medicine Hat, Alberta, with a coiled tubing unit. In September 1999, the Corporation acquired its first fracturing spread and successfully completed its first hydraulic fracturing treatment. By December 31, 2001, the Corporation had expanded its fleet of equipment to seven fracturing spreads and six coiled tubing units, and had established additional field stations in Red Deer and Grande Prairie, Alberta.

The Corporation expanded its operations into the United States in February of 2002 by opening a field office in Platteville, Colorado. The establishment of operations at Platteville was the Corporation's first significant presence in the United States.

In 2003, the Corporation expanded its suite of services to include fracturing through coiled tubing and entered into a two-year fracturing contract with a leading exploration and development company of natural gas from coal, or coalbed methane ("CBM"). In order to satisfy its obligations under this contract, the Corporation developed and commissioned unique fracturing equipment specifically designed to fracture CBM wells, including the first quint nitrogen pumper built for use in the fracturing of CBM by any fracturing company. This equipment was placed into service in February 2004 and was the Corporation's eleventh spread. The Corporation exited 2004 with 14 fracturing spreads, eleven coiled tubing units and four cementing units.

In 2005, the Corporation entered into long-term fracturing contracts with one of the leading oil and natural gas companies operating in western Canada. The contracts resulted in the allocation of three fracturing spreads to this customer for contracted terms of four years and contain minimum work commitments for each spread.

In June 2005, the Corporation entered into contracts for the supply of two deep coiled tubing units including nitrogen, fluid pumping and related well service equipment to the Russian well service market. The contracted units were put into field service in Western Siberia in the fourth quarter of 2005. The entry into the Russian market signaled an intention by the Corporation to review other supply-based opportunities in Russia with the mandate to grow its Russian operations by diversifying its customer base and expanding its service offerings to include fracturing, acidizing and cementing. Management of the Corporation continues to be of the view that the demand for Western technology in this developing market, coupled with the extensive Russian well service industry experience that certain of the Corporation's senior executives and management possess, leaves the Corporation well positioned to effectively and profitably operate and grow in this market.

In September 2005, the Corporation opened its Grand Junction operations facility that services both the Piceance Basin of western Colorado and the Uintah Basin of northeastern Utah and transferred a deep fracturing spread from Platteville to this new facility. Also in September 2005, the Corporation opened its fourth Canadian district office in Strathmore, Alberta to support the Corporation's CBM fracturing operations in east central Alberta as well as cement operations in southern Alberta. During 2005, the Corporation's equipment fleet expanded to include 21 fracturing spreads, eleven coiled tubing units and nine cementing units.

In April 2006, the Corporation negotiated a four-year take-or-pay contract with a major oil and natural gas operator for a multi-pumper high rate deep fracturing spread to be dedicated to the northwestern Alberta/northeastern British Columbia operating area, and exited 2006 with 25 fracturing spreads, 14 coiled tubing units and 13 cementing units.

In the first quarter of 2007, the Corporation expanded its United States presence into Arkansas as a result of a contract with one of the leading oil and natural gas companies in the United States. The contract, which expires in February of 2011, provided for a base level of work commitments for one multi-pumper fracturing spread and further expanded the scale of the Corporation's operations in the United States for the provision of fracturing services in the Fayatteville shale play in Arkansas and potentially eastern Oklahoma. In September of 2008, the agreement was amended to include the provision of a second fracturing spread and substitute the base level of work commitment with a right of first refusal in respect of the two dedicated spreads.

In January 2007, the Corporation commenced operations out of its fifth Canadian district office in Edson, Alberta to service the deep basin in Alberta by supporting the Corporation's cementing operations in the area, and providing secondary support to the Grand Prairie and Red Deer conventional fracturing and coiled tubing operations.

In February 2007, Calfrac Holdings LP closed a private offering of US$135.0 million aggregate principal amount of 7.75% Senior Notes due 2015. Fixed interest on the notes is payable on February 15 and August 15 of each year beginning on August 15, 2007. The notes mature on February 15, 2015.

In July 2007, the Corporation was awarded a three-year contract with Pemex Exploracion y Produccion for the provision of hydraulic fracturing services in the Burgos field of northern Mexico. The Burgos field borders the United States along the Rio Grande River, running from Laredo through McAllen, Texas. Calfrac set up a district base in Reynosa, Mexico and began fracturing operations during November of 2007. The equipment required to fulfill the contractual commitments was supplied from Calfrac's existing North American operating fleet.

In November 2007, the Corporation negotiated the acquisition of the fracturing assets of a Canadian competitor for total consideration of $27.6 million. The acquisition closed in two tranches on November 21, 2007 and January 4, 2008. The purchase price for the acquisition was satisfied through the payment of an aggregate of approximately

$15.2 million in cash and the issuance of 676,105 common shares. The Corporation's fleet for the year ended December 31, 2007 consisted of 28 fracturing spreads, 18 coiled tubing units and 16 cementing units.

On January 11, 2008, the Corporation acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property previously owned by ChemErgy at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Corporation at a deemed value of approximately $1.3 million. ChemErgy's operations were subsequently wound up into the Corporation's and ChemErgy was dissolved on January 31, 2008. The acquisition of ChemErgy has generated synergies associated with bringing the Corporation's chemical supply and development requirements in-house.

In the first quarter of 2008, the Corporation established a district operating base in Catriel, Argentina with the support of a local management team. Cementing operations in Argentina commenced in the second quarter of 2008, anchored by an arrangement with a leading oil and natural gas company in that country.

During the second quarter of 2008, a second fracturing spread and related support equipment were deployed to Mexico, providing the Corporation with greater operating flexibility and scale.

In June of 2008, the Corporation was awarded a one-year tender to provide fracturing and deep coiled tubing services for a major customer that is actively developing the Montney unconventional resource play in northeast British Columbia and the foothills of Alberta, and in September of 2008, the Corporation's existing commitment with a major United States oil and natural gas company was enhanced to include the provision of a second fracturing spread.

The Corporation's capital program in 2008 was focused on the construction of a new high-rate conventional fracturing spread and a deep coiled tubing unit for the Canadian market, as well the enhancement of the Corporation's North American pressure pumping capacity by adding approximately 60,000 hydraulic horsepower ("HHP"). The Corporation exited 2008 with approximately 287,000 HHP, 18 coiled tubing units and 18 cementing units.

On December 3, 2008 the Corporation announced a $35 million capital program focused on supplementing the pumping capacity of Calfrac's Canadian operations and increasing the Corporation's sand handling capabilities in Canada and the United States.

Subsequent to year-end, the Corporation consolidated its Mexican and Argentinean operations by establishing a Latin America operating division effective January 1, 2009. The Corporation has assembled an experienced management team to lead this newly created division and the change in organizational structure is expected to drive future operational and financial performance improvements within this geographic segment.

In February of 2009, the Corporation was awarded five annual contracts in three operating areas in Russia with two of that country's largest oil and natural gas companies. These annual contracts improved the utilization of the Corporation's Russian equipment fleet, which consisted of three fracturing spreads and five coiled tubing units.

Also in February, the Corporation established two new temporary satellite operating bases in Dawson Creek and Fort Nelson to improve logistics and maintenance activity and support operations in northeast British Columbia.

In the second quarter of 2009, in response to difficult market conditions attributable to the global economic slowdown and its effect on North American drilling activities, the Corporation proactively aligned its cost structure by reducing its Canadian and United States workforce by approximately 30%, instituted wage rollbacks of up to 20% in exchange for a reduced work schedule, cut discretionary spending and lowered its capital budget for 2009 to $15 million. The Corporation also suspended shallow coiled tubing and primary cementing operations in Canada during the second quarter of 2009, allowing for the deployment of a significant portion of the cementing equipment into the United States and Latin America during the third quarter of 2009.

In May 2009, the Corporation opened a second Mexican operating base in Poza Rica. A fracturing crew from Reynosa and an additional fracturing crew and four cementing crews, including bulk transportation and mixing plant equipment with related infrastructure, were redeployed to Poza Rica and were operational in the third quarter of 2009. As a result of the increased amount of fracturing activity attributable to the Corporation's expanded scope of operations in Mexico, the contract with Pemex has been amended to increase the allocated revenues from US$75 million to US$93 million.

In August of 2009, Calfrac's board of directors announced a $26 million increase to the 2009 capital program to $41 million, which together with carryforward capital of $20 million from the 2008 capital program resulted in an approved capital budget of $61 million. The increased capital program allowed the Corporation to expand its geographical footprint in the U.S. pressure pumping market and to supplement its fracturing and coiled tubing equipment fleet for its growing markets within Canada, Russia and Mexico.

In September 2009, the Corporation completed the acquisition of the fracturing assets of a United States competitor, Pure Energy Services Ltd. ("Pure"), for a total purchase price of approximately $44.5 million (including transaction costs and the assumption of approximately $3.4 million of debt). The price represented a discount to net book value and replacement cost and was paid in cash. The assets included approximately 45,000 HHP, high-rate blenders and related sand handling equipment. The Corporation also acquired certain land and a rail spur associated with Pure's fracturing operations. With the exception of some sand equipment which was mobilized to Canada, the majority of the fracturing equipment acquired from Pure has remained in the Rocky Mountain region of the United States. The combination of Pure's rail spur and associated sand storage capacity, coupled with the sand supply agreement which the Corporation renegotiated and took an assignment of as part of the asset acquisitions has given the Corporation greater flexibility from a commodity supply and transportation perspective and leaves it well positioned to meet the increasing demand for consumables associated with the treatment of emerging unconventional natural gas resource plays on a cost effective basis. In addition, the acquisition of the Pure assets provided the Corporation with the operational flexibility to redeploy a large fracturing crew from the Rocky Mountain region into the Marcellus Shale play in October 2009.

In November 2009, the Corporation completed the acquisition of Century for a total purchase price for accounting purposes of $100.9 million, including transaction costs of $5.2 million, and assumed $29.0 million of indebtedness and other liabilities, net of working capital. In connection therewith, 5,144,344 of the Corporation's common shares and approximately $13.5 million in cash was paid for the acquisition of all the common shares of Century. Century, founded in 2005, was a leading provider of fracturing services in the Western Canadian Sedimentary Basis (the "WCSB") at the time it was acquired by the Corporation. Century had approximately 70,000 HHP, 12 blenders, 10 coiled tubing units as well as other related equipment. Upon the closing of the acquisition, the Corporation had approximately 450,000 HHP. The Corporation intends to utilize the majority of the Century equipment in key unconventional natural gas resource plays in the WCSB and may also deploy equipment in its growing operations in the United States, Russia, Mexico, Argentina and other international markets. A business acquisition report on Form 51-102F4 was filed on January 25, 2010 in respect of the Century acquisition and can be accessed via SEDAR at www.sedar.com.

In September 2009, and in conjunction with the Century and Pure acquisitions, the Corporation negotiated a new and larger credit facility with a syndicate of Canadian financial institutions. The negotiation resulted in an increase in the credit facilities available to the Corporation from $90.0 million to $170.0 million, including a $35.0 million incremental facility which was made available upon closing of the Century acquisition. The terms of the new covenant structure in the new credit facilities are more favorable than the previous facilities, providing the Corporation with further financial flexibility. In December 2009, the Corporation executed an amendment to the credit agreement which provided for the addition of another Canadian financial institution to the syndicate and replaced the $35.0 million incremental facility described above with an additional $40.0 million of credit under the revolving syndicated facility, increasing the Corporation's available credit facilities to $175.0 million.

On December 9, 2009, the Corporation's board of directors approved a capital budget of approximately $45 million for 2010 projects. The capital program will focus on further bolstering the infrastructure and logistical capabilities of the Corporation's Canadian operating division, as it continues to expand its presence in the Deep Basin, Montney and Horn River basins. The program also includes additional investment in high rate pumping equipment in response to increasing customer demand for high rate completions in the emerging unconventional plays.

Additional capital is also being allocated in respect of equipment and facilities in support of the Corporation's growing Russian operations. The Corporation also plans to deploy additional high rate fracturing equipment to its United States operating fleet, which will provide the Corporation with additional flexibility as it continues to broaden its presence in the United States pressure pumping market. In addition, approximately $14 million remaining from the Corporation's 2009 capital program is expected to be spent in the first quarter of 2010.

On December 16, 2009, Calfrac Holdings LP closed a private offering of US$100.0 million aggregate principal amount of 7.75% Senior Notes due 2015. The notes were issued at 94.5% of their face amount, for aggregate gross proceeds of US$94.5 million, after deducting original issue discount. Fixed interest on the notes is payable on February 15 and August 15 of each year beginning on February 15, 2010. The notes mature on February 15, 2015.

The Corporation exited 2009 with approximately 456,000 HHP, 28 coiled tubing units and 21 cementing units.

BUSINESS OF THE CORPORATION

The Corporation

The Corporation is a leading independent provider of specialized oilfield services in Canada and the United States, including fracturing, coiled tubing, cementing and other well stimulation services, which are designed to increase the production of hydrocarbons from wells. The Corporation's operations are focused in western Canada, the United States, Russia, Mexico and Argentina.

The Corporation has established this leadership in a dynamic market through an expanding geographic network, increased operating fleet and diversified customer base. The Corporation's goal is to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by combining its focus on people, equipment and technology with the stability provided by a strong financial foundation. The Corporation's success thus far in achieving this goal is attributable to its ability to meet the needs of its customers by providing superior service and technologies that work in the field, which has led to strong relationships with a number of the world's leading oil and natural gas exploration and production companies. Based on horsepower, the Corporation believes that it is the largest hydraulic fracturing company in Canada and one of the largest in North America with a combined fleet of over 450,000 HHP.

The Corporation's business is comprised of the following service lines:

Fracturing Services. The principal focus of the Corporation's business is the provision of hydraulic fracturing services to oil and natural gas exploration and production companies. The objective of hydraulic fracturing is to increase the conductivity of an oil or natural gas zone within a reservoir to the wellbore, thus increasing the flow of hydrocarbons, allowing a greater proportion of hydrocarbons to be extracted or produced from that zone. The completion of "unconventional reservoirs", including unconventional gas shales, siltstones, mudstones and other traditionally bypassed reservoirs is a technically and operationally challenging segment of the fracturing market that is currently experiencing strong growth worldwide, and is characterized by increasing numbers of horizontal wells, multi-stage fracture treatments and elevated pressure pumping demands. The Corporation has become a leading service provider in the deeper, more technical areas of northern Alberta, northeastern British Columbia, western Colorado and Arkansas by offering innovative equipment, technology solutions and highly trained personnel to execute these difficult projects. The Corporation currently operates approximately 211,000 HHP from seven operating districts in Canada with facilities located in Grande Prairie, Red Deer, Medicine Hat and Edson, Alberta, Fort Nelson and Dawson Creek, British Columbia, and Estevan, Saskatchewan, approximately 182,000 HHP from four operating districts in the United States located in Platteville and Grand Junction, Colorado, Beebe, Arkansas and Mt. Morris, Pennsylvania, approximately 27,000 HHP from two operating districts located in Reynosa and Poza Rica, Mexico and approximately 36,000 HHP from two facilities located in Noyabrsk and Khanty-Mansiysk, Russia. For the years ended December 31, 2009 and 2008, fracturing services accounted for 88% and 85% of the Corporation's revenue, respectively.

The Corporation provides conventional hydraulic fracturing by pumping a viscous fluid with suspended proppant (grains of quartz sand or ceramic material) through the wellbore and into the reservoir zone being stimulated. The pumping pressure causes the zone to fracture and accept the fluid and proppant. The fluid is designed to subsequently break, or lose viscosity, and be driven out of the reservoir zone by its pressure, leaving the proppant suspended in the fracture.

A considerable amount of technology is incorporated into the design of the fracturing fluid, which normally consists of proprietary chemicals that are combined with a base fluid. The final fluid can be gelled, emulsified or foamed and can be preceded by acid. In Canada, most fluids are energized by the introduction of liquid carbon dioxide or nitrogen gas. In addition to the complex chemical technology used for making the fracturing fluid, fracturing involves considerable engineering knowledge and experience to design the fracturing process to maximize the performance of the well. Each fracture is individually designed to take account of the specific temperatures, pressures, formation permeability and reservoir fluids expected in the producing zone in which fracturing will be performed. The Corporation's engineering staff provides technical evaluation and job design recommendations as an integral element of its fracturing service to the customer.

Hydraulic fracturing services involve the use of sophisticated equipment specifically designed and constructed for hydraulic fracturing. A complement or "spread" of equipment required to perform a conventional hydraulic fracturing job normally consists of the following:

- blender to blend chemicals, base fluid and proppant into specific mixes of fracturing fluids;
- one or more high horsepower fracturing pumpers, with the number dependent upon the pumping pressure and rate required for the fracture; the Corporation has combined the blender, pumper, data van and iron truck into a unique fracturing unit designed for fracturing through coiled tubing and fracturing with foam operations;
- chemical additive unit to hold and deliver each chemical in controllable quantities in order to blend the fracturing fluid; the Corporation sometimes incorporates this unit into its blenders to increase efficiency and reduce the "footprint" of the spread at a particular well location;
- an iron truck or trailer used for transporting and rigging up the high-pressure lines or "iron" that connect the various components of the fracture spread and wellhead;
- computer van equipped with monitoring, data recording, satellite communication and remote pumper controls to monitor and control the treatment and also record the data related to each phase of the fracture;
- one or more pumpers to pump the energizer (carbon dioxide or nitrogen); and
- various equipment to transport, store and deliver the proppant and energizer.

The traditional or stage fracture procedure for stimulating a multi-zone well involves numerous trips to the well location, with each trip stimulating only one or two of the zones. In recent years, procedures have been developed so that all of the zones for a particular well can be fractured in just one trip to the well location. The ability to complete the fracturing services for a multi-zone well in one trip to the well location has become increasingly attractive to customers, as it reduces the traffic to the well location and the resulting disturbance to the landowners and allows the well to be brought into production more quickly. In addition, this procedure simplifies the coordination of the logistics of the fracturing completion.

As a result of the Corporation's extensive involvement in various pilot projects evaluating the viability of CBM production in western Canada, the Corporation, along with its customers, has developed an unconventional method of fracturing multi zone CBM wells by pumping nitrogen gas through coiled tubing at very high rates without the use of proppant, fluid or chemicals.

The Corporation has developed a significant level of expertise and experience in fracturing CBM wells and has become a leading independent provider of hydraulic fracturing services to customers who stimulate CBM wells in

Canada. The Corporation has two fracturing spreads specifically designed to provide high rate nitrogen stimulation services to CBM wells.

Coiled Tubing Services. The Corporation provides coiled tubing services by injecting coiled tubing into wells to perform various well servicing operations. Coiled tubing units are often used together with the appropriate support equipment to pump nitrogen, acid or air into wells in order to remove unwanted corrosive acids, solids, gels and fluids from the wellbore and producing zone. Coiled tubing units can also be used to set and remove tools, perform well abandonments and set siphon or velocity strings, which promote the production of natural gas without the accumulation of fluid in the wellbore. Since 1999, the Corporation has successfully developed innovative equipment and treating procedures required to effectively complete coiled tubing assignments, from relatively simple shallow natural gas operations to the high-tech, deep natural gas projects. As at December 31, 2009, the Corporation's coiled tubing operations were being conducted in Canada with 22 units and in Russia with six units. For the years ended December 31, 2009 and 2008, coiled tubing services accounted for 8% and 10% of the Corporation's revenue, respectively.

Cementing Services. Drilling for oil and natural gas involves penetrating numerous geological layers, many of which may be saturated with fresh or salt water, oil, natural gas, or combinations of all three. To accomplish segregation between layers after a hole is drilled, steel casing is run into the bottom of the well and cemented in place. Once the cement has hardened, all of the geological formations that have been penetrated are isolated from each other and the completion of the well can proceed. The Corporation has grown this service line through acquisitions and capital investment. In the fourth quarter of 2007 the Corporation incorporated a majority owned subsidiary in Argentina to perform cementing services in that jurisdiction, and operations in Argentina commenced early in the second quarter of 2008. In the second quarter of 2009, the Corporation suspended primary cementing operations in Canada and began redeploying a significant portion of this equipment into the United States and Latin America during the third quarter of 2009. The Corporation currently operates six cementing units in Beebe, Arkansas, six cementing units in Poza Rica, Mexico and three cementing units out of its operating base in Catriel, Argentina. For the years ended December 31, 2009 and 2008, cementing services accounted for 4% and 5% of the Corporation's revenue, respectively.

Industry

Demand for well services in the Corporation's industry is primarily influenced by the level of drilling activity and development by oil and natural gas companies, which, in turn, depends largely on current and anticipated future crude oil and natural gas prices as well as production depletion rates. The Corporation's services, when utilized, are usually a large component of a well's cost, typically comprising between 10% and 15% of well cost in a vertical well application and between 30% and 40% of well cost in a horizontal well application.

Increased demand for oil and gas resulted in increased worldwide exploration and production spending each year between 2004 and 2008. As a result of the global economic downturn, beginning in late 2008 and continuing into the first half of 2009, there was a rapid decline in oil and natural gas prices, which the Corporation believes has resulted in a significant decrease in budgeted 2009 worldwide spending by oil and natural gas exploration and production companies. This decline in capital spending by exploration and production companies is also evidenced by a decrease in the aggregate land-based drilling rig count in Canada and the United States of approximately 43%, from the peak in 2008 to December 31, 2009, according to Baker Hughes rig count data. Meanwhile, worldwide, excluding Canada and the United States, land-based drilling rig count has decreased approximately 9% from its peak in 2008 to December 31, 2009. The decline in total United States land-based drilling rig count has been disproportionately attributed to the decline in vertical land-based drilling rig count versus the decrease in horizontal land-based drilling rig count. According to Baker Hughes rig count data as of December 31, 2009, horizontal land-based drilling rigs comprised 48% of active land-based drilling rigs in the United States. According to Baker Hughes rig count data as of December 31, 2009, the vertical land-based drilling rig count has declined 59% from the 2008 peak vertical land-based drilling rig count of 1,017 on August 29, 2008, while the horizontal land-based drilling rig count has declined only 12% from the 2008 peak horizontal land-based drilling rig count of 650 on October 31, 2008.

Although prices have declined significantly in recent periods, the demand for oil and natural gas is expected to increase in Canada, the United States and worldwide (excluding Canada and the United States) over the long term and the increase in demand will be coupled with a flat or declining production curve, which the Corporation believes will result in higher crude oil and natural gas commodity prices. The U.S. Energy Information Administration has forecasted that oil and natural gas consumption will increase in Canada, the United States and worldwide (excluding Canada and the United States) at an average annual rate of 0.9%, 0.3% and 1.3%, respectively, from 2006 through 2030.

Natural gas consumption in Canada and the United States is expected to be increasingly met by unconventional natural gas production from geological formations such as CBM and gas-bearing shale, which require hydraulic fracturing to be productive. Meanwhile, oil and natural gas production is expected to increase in Canada at an average annual rate of 0.8% during the same period. Additionally, oil and natural gas exploration and production companies within the United States and worldwide (excluding Canada and the United States) seem to demonstrate a flat production curve, as, according to the U.S. Energy Information Administration, production of oil and natural gas is expected to increase at an average approximate annual rate of 1.4% and 1.3%, respectively, from 2006 to 2030.

Competitive Strengths

Strategic position in the top four fracturing markets. The Corporation believes that it is very well positioned in four of the most significant fracturing markets in the world: Canada, the United States, Russia and Mexico, and has made a strategic entry into the Argentine cementing market. The Corporation is one of the leading companies in the Canadian market in providing innovative conventional hydraulic and CBM fracturing services throughout the shallow and unconventional natural gas markets, as well as the deeper, more technical areas of the WCSB. The Corporation continues to expand its presence in the United States, where it services both the western and eastern slopes of the Rocky Mountains in the United States, including the Piceance and Denver Julesburg Basins, the Fayetteville shale area in Arkansas and the Marcellus shale play in Pennsylvania, and is well positioned for the growing demand for the Corporation's services in these regions. In 2005, the Corporation successfully commenced operations in Russia, the world's third largest fracturing market after the United States and Canada. The Corporation's management team has extensive Russian well service industry experience, which, together with strong demand in this market for Western technology, enhances its position to effectively and profitably operate and grow in this robust market. The Corporation entered the Mexican well service market late in 2007 with one fracturing crew based in Reynosa, Mexico servicing the Burgos field, and has subsequently expanded its operations in that country to include two additional spreads based in Poza Rica, Mexico and six cementing units servicing the Chicontepec oil and natural gas field. The Corporation's entry into the Argentine cementing market in the second quarter of 2008 has offered it an additional strategic market which the Corporation believes offers growth opportunities. Effective January 1, 2009, the Corporation consolidated the Mexican and Argentinean operations in a newly created Latin America Division in an effort to exploit the available opportunities in those countries through the assembly of strong local management teams combined with state-of-the-art equipment, technology and engineering. The Corporation expects that this formula, which has been the hallmark of the Corporation's successes in Canada, the United States and Russia, will provide the foundation for growth in Mexico and Argentina, and will offer the Corporation a window through which to assess and respond to additional emerging opportunities in Latin America as circumstances warrant. Having established a presence in each of these key markets, the Corporation believes it is well positioned for future global growth.

Field-proven technologies and specialty equipment. With a comprehensive fleet of specially designed fracturing, well servicing and cementing units with an average age of approximately three years, the Corporation is able to respond quickly to customer demand and new opportunities by mobilizing equipment and personnel to geographic regions as required with minimal time and cost. This responsive approach to equipment utilization was most recently displayed in connection with the suspension of cementing operations in Canada in response to weakened market conditions, with a significant portion of this equipment being redeployed to the Corporation's United States and Mexican operations during the third quarter of 2009. A considerable amount of technology and engineering expertise is incorporated into the fluid chemistry and the design of fracturing programs. In January of 2008, the Corporation acquired the remaining 70% of the common shares of ChemErgy that it did not previously own, securing exclusive and world-wide rights to jointly developed technology and control over its chemical supply chain. In addition to its high-tech laboratory located in Calgary at the Technology and Training Centre, the Corporation operates regional laboratories in Grande Prairie, Alberta, Platteville and Grand Junction, Colorado, Beebe, Arkansas, Noyabrsk and Khanty-Mansiysk, Russia, Reynosa and Poza Rica, Mexico and Catriel, Argentina. The Corporation has developed proprietary technologies that provide viscosities with minimum additives that optimize proppant placement and enhance fracturing fluid recovery. The Corporation has also developed highly innovative and specially designed field equipment that allows it to combine functions, resulting in less equipment being required at a particular well location, thereby reducing the "footprint" of the equipment. The Corporation has considerable and valuable experience with performing concurrent multi-zone hydraulic fractures through coiled tubing rigs or snubbing units, which avoids multiple trips to the well location and brings the well into production faster for its customers, while allowing the Corporation to achieve higher rates of equipment utilization.

Strong relationships with a diversified customer base. The Corporation recognizes that the success of its business is based on high levels of customer satisfaction and strong business relationships. The Corporation has experienced field operations staff that are supported by highly qualified technical personnel, which enable it to develop an understanding of each customer's specific needs, then tailor innovative, practical and cost-effective solutions to meet those needs. The Corporation has strong relationships with its customers, comprised of a diverse and balanced mix of large, intermediate and small oil and natural gas exploration and production companies, including many of the most active exploration and production companies in the countries in which it operates. For the year ended December 31, 2009, the Corporation's four largest customers collectively represented approximately 49% of the Corporation's revenue with its largest customer accounting for approximately 17% of the Corporation's revenue.

Prudent financial management and conservative capital structure. The Corporation's business philosophy places importance on its financial flexibility and the strength of its balance sheet and it operates, finances its growth and manages its capital structure in accordance with this philosophy. Historically, the Corporation has operated with minimal leverage and has tied major initiatives and capital investment with specific contracts. The Corporation's ability to successfully execute a measured growth strategy is primarily attributable to its adherence to strict operating and financial criteria that include rigorously focusing on the Corporation's core businesses, maintaining an edge over its competition through innovative technologies and equipment and optimizing its assets in order to minimize the Corporation's financial risk. The Corporation's timely response to weakened market conditions by proactively managing its cost structure and improving its operating efficiencies commencing in the first quarter of 2009 contributed to the Corporation's ability to maintain its strong financial foundation.

Highly experienced and committed senior management team. The Corporation draws on the global experience of its management team to maintain its leading market position and strong relationships with its customers. Members of the Corporation's senior executive management team have up to 35 years of relevant industry experience, with a demonstrated track record. The Corporation believes that their significant experience in and knowledge of the Corporation's specialized business strengthens the Corporation's ability to compete and prudently manage its business throughout industry cycles. The Corporation's board of directors includes members recognized individually for their accomplishments in the fields of energy, law, investment banking and private investment. Key members of the Corporation's senior management team and board of directors own or control approximately 29% of the Corporation's outstanding common shares.

Business Strategy

Service First: Safely provide the highest degree of expertise and service. Central to the Corporation's business strategy and corporate mission is its goal to safely and efficiently provide the highest degree of expertise, innovation and service to its customers by maintaining the Corporation's focus on people, equipment and technology with the stability provided by a strong financial foundation. To create new value for the Corporation's customers and greater opportunities for its employees, the Corporation continues to strive for operational excellence under its key principle, Service First. From technology investments to customer care to employee achievement, the Corporation seeks to maintain its leadership position as the preferred provider to its customers by delivering the Corporation's services with the highest degree of safety, quality, efficiency and integrity.

Geographic Expansion: Expand the Corporation's global presence and network. The Corporation believes that through its presence in the world's top fracturing markets it is well positioned to serve customers in their major operating areas. The Corporation is optimistic about its continuing growth in Canada, the United States, Russia, Argentina and Mexico. In 2009, the Corporation continued to expand its U.S. operations with the introduction of a third fracturing spread in its Arkansas operating district during the second quarter, and redeployed a large fracturing crew from the Rocky Mountain region to Pennsylvania at the beginning of the fourth quarter. Also in 2009, the Corporation redeployed one additional fracturing spread and six cementing units to Mexico which are currently servicing the Chicontepec oil and natural gas field, and redeployed a fourth fracturing spread and a sixth coiled tubing unit to Western Siberia. The Corporation's ability to execute on these opportunities resulted from the successful expansion program it completed in 2009 through organic growth coupled with the acquisition of the fracturing division of Pure during the third quarter of 2009 and the acquisition of Century in November of 2009. The Corporation believes that its established operating bases located in Canada, the United States, Russia and Mexico, together with its recent entry into Argentina, will act as a springboard for the Corporation's future growth by leveraging its experience, technological advantages and established customer base. Backed by thorough and detailed research, forecasts and market analysis, the Corporation will continue to expand geographically where customer-driven opportunities exist.

Technologies That Work In The Field: Invest in technologically advanced assets and chemistry. The quality of the Corporation's assets and chemistry is fundamental to the viability of a long-life, specialized oilfield service company that serves a global market. Hydraulic fracturing operations are constantly improving through advances in technology, which are intended to translate into cost savings and enhanced production for the Corporation's customers. The importance of technology in delivering value-added solutions begins in the Corporation's own operations with the ability to share ideas and best practices, support regional and global customers, improve productivity, increase efficiency, reduce environmental impact and drive continuing growth. The Corporation will continue to invest in technology and engineering to maintain its leading market position and serve its customers in innovative and efficient ways.

Service Line Expansion: Expand and diversify the Corporation's products and services. The Corporation has invested heavily in specially designed fracturing, coiled tubing, cementing and other well servicing solutions. Each of these service lines offers new opportunities for the Corporation to add value through new innovative technologies and equipment designs that improve operating efficiency, reduce environmental impact, lower finding costs for its clients and deliver results. The Corporation remains focused on adding complementary service lines, thereby helping to minimize localized weather-related issues, fluctuations in regional activity levels and customer demand. The Corporation expects to continue to diversify its activities so that the Corporation's personnel and equipment can operate at near full utilization.

Internal Expansion: Strengthen the Corporation's Workforce. Employee development is a vital part of the Corporation's efforts to strengthen its organization and assure that it has the right people in place at the right time. The Corporation has a dedicated facility in Calgary focused on training, research and development that has been staffed with experienced training professionals of various specialties. By providing an environment for ongoing exceptional learning in both the classroom and the field, the Corporation increases productivity, efficiency and performance through its people. The Corporation remains committed to building long-term relationships with its employees through continuous training, diverse skills development and incentive programs. During the first quarter of 2009, in response to weakened industry conditions, the Corporation implemented workforce reductions in respect of its Canadian operations and, to a lesser extent, its U.S. operations. The personnel reductions were necessitated by reduced customer demand at the Corporation's Canadian and U.S. Rocky Mountain operations, and were predicated by an extensive evaluation of its operations and personnel. Renewed demand for the Corporation's services in the fourth quarter of 2009, coupled with the additional client base and personnel that it secured as a result of its acquisition of Century and the fracturing assets of Pure allowed the Corporation to reverse the personnel reductions of the first quarter.

Customers

The Corporation enjoys strong relationships with its customer base which consists of more than 180 oil and natural gas exploration and production companies, ranging from large multinational public companies and national oil companies to small private companies. For the year ended December 31, 2009, the Corporation's ten largest customers collectively represented approximately 74% of its revenue and the Corporation's largest customer accounted for approximately 17% of its revenue.

Contracts

The Corporation generally contracts with its customers on a project-specific basis. The Corporation has an agreement to provide fracturing services with one of its customers, which expires in February 2011 and contains a right of first refusal for two fracturing spreads.

The Corporation is currently working in four operating areas in Russia pursuant to six annual contracts with two of that country's largest oil and natural gas companies. These contracts will expire at the end of 2010. On the strength of these annual contracts, the Corporation is optimistic that its four fracturing spreads and six coiled tubing units will be highly utilized in 2010.

The Corporation also has a three-year contract with Pemex Exploracion y Produccion for the provision of hydraulic fracturing services in northern Mexico which will expire in October of 2010. Based on discussions to date with Pemex, the Corporation anticipates that prior to such expiry this agreement will be amended to extend its term and increase the value of services to be provided thereunder.

Suppliers

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide, diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America and Russia.

On January 11, 2008, the Corporation acquired the 70% interest in ChemErgy that it did not previously own. Prior to the acquisition, ChemErgy supplied the Corporation with all of the chemicals the Corporation used in its operations and performed research and development for the Corporation on an exclusive basis. The acquisition of ChemErgy secured exclusive control for the Corporation over the proprietary technology developed jointly by the Corporation and ChemErgy during the tenure of the relationship between the two companies.

The Corporation has a three-year supply contract for carbon dioxide and nitrogen with an Alberta based supplier which provides the Corporation with guaranteed contract volume allocations and includes minimum take-or-pay commitments. The Corporation has a number of three-year contracts with a leading United States based supplier of sand. Each of the contracts is for a three-year term and in relation to specific facilities, but the contractual term for some of the agreements will not commence until the facility from which the sand is to be supplied has been commissioned for use. The agreements provide for a take-or-pay commitment, maximum mine price increases during the term of the contract and, in some cases, preferential allocations of excess volume. As part of the Corporation's acquisition of the fracturing assets of Pure, it renegotiated and took an assignment of a sand supply agreement with a U.S. supplier of sand which expires on December 31, 2013. The Corporation also inherited a sand supply agreement with a Canadian based supplier of sand as part of its acquisition of Century, which agreement expires on May 31, 2012. Both sand supply agreements contain minimum commitment amounts and provide for maximum price increases during their terms.

Competition

The markets in which the Corporation operates are highly competitive. The Corporation currently operates in Canada, the United States, Russia, Mexico and Argentina. In each of these geographic jurisdictions, the Corporation competes against a large number of companies that offer services that overlap and are competitive with the Corporation's services and products. The Corporation's competition includes multinational oilfield service companies as well as regional competitors. The Corporation's major multinational competitors include Schlumberger Ltd., Halliburton Company and BJ Services Company. The Corporation also competes against Trican Well Services Ltd. in Canada, the United States and Russia. In addition, the Corporation competes against a number of smaller and domestically oriented businesses in Canada and the United States which provide products and services similar to the Corporation's.

Regulation

The Corporation operates under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials and the protection of the environment. Environmental laws and regulations that the Corporation is subject to have become more stringent in recent years and have generally sought to impose greater liability on a larger number of potentially responsible parties. Because the Corporation provides services to companies producing oil and natural gas, it may become subject to claims relating to the release of such substances into the environment.

The Corporation uses and generates hazardous substances and wastes in its operations. In addition, some of the Corporation's current properties are, or have been, used for industrial purposes. Accordingly, the Corporation could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require the Corporation to incur costs or become the basis of new or increased liabilities that could reduce the Corporation's earnings and cash available for operations. The Corporation believes it is currently in substantial compliance with applicable environmental laws and regulations.

Changes in environmental requirements may negatively impact demand for the Corporation's services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). A decline in exploration and production, in turn, could materially and adversely affect the Corporation.

Changes to Alberta's royalty regime for conventional petroleum and the oilsands came into effect on January 1, 2009, and have been received negatively by oil and natural gas producers. Although the Corporation has diversified operations in both domestic and international markets outside of Alberta, any material reductions in the capital budgets of the Corporation's clients in Alberta may have a negative effect on the Corporation's business, financial condition, results of operations and cash flows.

Intellectual Property

The Corporation's research and development efforts are focused on providing specific solutions to the challenges experienced by oil and natural gas exploration and production companies when fracturing and stimulating wells. The Corporation's success in hydraulic fracturing has been facilitated by its ability to provide proprietary blends of chemicals that, together with the Corporation's technical expertise and innovative equipment, result in customers' wells being more productive.

The Corporation historically conducted a significant amount of its research and development in conjunction with ChemErgy, which prior to its acquisition by the Corporation was engaged in research and development relating to new systems and chemicals in connection with oilfield services. ChemErgy also supplied chemical products and provided quality control and logistical services for the products supplied. Calfrac retained the majority of the employees of ChemErgy following the acquisition, which employees are experienced in developing technologies to be used in oilfield operations and implementing these procedures in the field. The Corporation and ChemErgy historically undertook whenever possible to protect intellectual property that they developed through joint applications for patent protection, a practice which the Corporation intends to sustain. The Corporation currently has six issued patents in respect of treatment fluids, treatment methods and an isolation tool used to deliver fracturing services and a number of pending patent applications.

Facilities and Operating Assets

The Corporation provides hydraulic fracturing and well stimulation services from its corporate head office in Calgary, Alberta, regional offices in Denver, Colorado, Mexico City, Mexico, Buenos Aires, Argentina and Moscow, Russia, and 16 operating bases located in Medicine Hat, Red Deer, Grande Prairie and Edson, Alberta, Dawson Creek and Fort Nelson, British Columbia, Estevan, Saskatchewan, Platteville and Grand Junction,

Colorado, Beebe, Arkansas, Mt. Morris, Pennsylvania, Reynosa and Poza Rica, Mexico, Catriel, Argentina and Noyabrsk and Khanty-Mansiysk in Russia.

As at December 31, 2009, the Corporation was operating approximately 450,000 HHP in its fracturing operations, and its well servicing equipment included 28 coiled tubing units and 21 cementing units.

Employees

As at December 31, 2009, the Corporation had approximately 1,900 employees in its operating regions. None of the Corporation's employees are unionized.

RISK FACTORS

The Corporation's business depends on the oil and natural gas industry and particularly on the level of exploration and development for North American, Russian, and Argentinean oil and natural gas, which is volatile.

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of exploration and development activity for North American, Russian and Argentinean natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Corporation has no control, including the level of oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American, Russian and, to a lesser extent, Argentinean activity levels as a result of any of the above factors could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows. Because of the current economic environment and related decrease in demand for energy, natural gas exploration and development in North America has decreased significantly from peak levels in 2008. Warmer than normal winters in North America, among other factors, may adversely impact demand for natural gas and, therefore, demand for oilfield services. If the economic conditions deteriorate further or do not improve, the decline in natural gas exploration and development could cause a decline in the demand for the Corporation's services. Such decline could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is susceptible to seasonal volatility in its operating and financial results due to adverse weather conditions.

The Corporation's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates the winter drilling season when a greater amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Corporation's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup", occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Corporation's weakest three-month revenue period. Additionally, if an unseasonably warm winter prevents sufficient freezing, the Corporation may not be able to access well sites and its operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Corporation's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's customer base is concentrated and loss of a significant customer could cause its revenue to decline substantially.

The Corporation's customer base consists of over 180 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Corporation's broad customer base, it has four significant customers that collectively accounted for approximately 49% of its revenue for the year ended December 31, 2009 and of such customers one customer accounted for approximately 17% of the Corporation's revenue for the year ended December 31, 2009. The Corporation's strong relationship with the most active exploration and production companies in the countries in which it operates results in increased concentration of revenues during periods of reduced activity levels such as the first nine months of 2009. However, there can be no assurance that the Corporation's relationship with these four customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's industry is intensely competitive.

Each of the markets in which the Corporation participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Corporation operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. The Corporation competes with large national and multinational oilfield service companies that have greater financial and other resources. These companies offer a wide range of well stimulation services in all geographic regions in which the Corporation operates. In addition, the Corporation competes with several regional competitors. As a result of competition, the Corporation may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

The Corporation's industry is affected by excess equipment inventory levels.

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand for service equipment. Periods of high demand often spur increased capital expenditures on equipment, and those capital expenditures may add capacity that exceeds actual demand. This capital overbuild could cause the Corporation's competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's direct and indirect exposure to volatile credit markets could adversely affect the Corporation's business.

The ability to make scheduled payments on or to refinance debt obligations depends on the Corporation's financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain finance, business and other factors beyond its control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the ability of the Corporation, or third parties it seeks to do business with, to access those markets.

In addition, access to financing remains uncertain. This condition could have an adverse effect on the industry in which the Corporation operates and its business, including future operating results. The Corporation's customers may curtail their drilling and completion programs, which could result in a decrease in demand for the Corporation's services and could increase pricing pressures. In addition, certain customers could become unable to pay suppliers, including the Corporation, in the event they are unable to access the capital markets to fund their business operations. Such risks, if realized, could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

If the Corporation is unable to obtain raw materials, diesel fuel and component parts from its current suppliers it could have a material adverse effect on its business.

The Corporation sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America, Russia and Argentina.

Should the Corporation's current suppliers be unable to provide the necessary raw materials and component parts at an acceptable price or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation is subject to extensive government regulations that may require it to take actions that will adversely affect its results of operations.

The Corporation's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines in all jurisdictions in which it operates, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in its operations. The Corporation has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows. It is impossible for the Corporation to predict the cost or impact of such laws and regulations on its future operations.

In particular, the Corporation is subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives, environmental protection, including laws and regulations governing air emissions, water discharges and waste management. The Corporation incurs, and expects to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

The Corporation uses and generates hazardous substances and wastes in its operations. In addition, some of the Corporation's current properties are, or have been, used for industrial purposes. Accordingly, the Corporation could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require the Corporation to incur costs or become the basis of new or increased liabilities that could reduce the Corporation's earnings and cash available for operations. The Corporation believes it is currently in substantial compliance with applicable environmental laws and regulations.

The Corporation is a provider of hydraulic fracturing services, a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. Bills pending in the United States House of Representatives and Senate have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays and increased operating costs. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The tax attributes available for use by the Corporation have not been audited by governmental authorities and are almost fully utilized.

The Corporation has reduced its Canadian income tax liabilities from March 2004 through the end of 2009 by using tax attributes estimated at $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes arising from the reorganization of Denison. The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities, but could do so in the future.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry.

The Corporation's operations are subject to hazards inherent in the oil and natural gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose the Corporation to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution, contamination of drinking water and other environmental damages. The Corporation continuously monitors its activities for quality control and safety, and although the Corporation maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover potential liabilities and may not be available in the future at rates that the Corporation considers reasonable and commercially justifiable.

Demand for the Corporation's services may be adversely impacted by regulations affecting the oil and natural gas industry.

The operations of the Corporation's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Corporation's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations could cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Corporation's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Changes in environmental requirements may negatively impact demand for the Corporation's services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). A decline in exploration and production, in turn, could materially and adversely affect the Corporation.

Fluctuations in currency exchange rates could adversely affect the Corporation's business.

The Corporation's consolidated financial statements are reported in Canadian dollars. Accordingly, the results of the Corporation's foreign operations are directly affected by fluctuations in the United States, Russian, Mexican and Argentinean currency exchange rates. For example, net income from the Corporation's United States operations is denominated in United States dollars, so that a decrease in the value of the United States dollar would decrease the Canadian dollar amount of net income from United States operations. Other than natural hedges arising from the normal course of business in foreign jurisdictions, the Corporation does not currently have any hedging positions in place.

The Corporation may become subject to claims or liabilities relating to its transaction with Denison. The Corporation is subject to several legal actions in Greece relating to the operations of Denison and is unable to predict the consequences of these actions.

From time to time, there may be legal proceedings pending or threatened against the Corporation relating to the business of Denison prior to its reorganization and subsequent acquisition of the Corporation. In March 2004, the Canadian petroleum and natural gas assets and the mining leases, mining environmental services and related assets and liabilities of Denison were transferred to two new corporations that provided indemnities to Denison for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by Denison. Despite these indemnities, it is possible that the Corporation could be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that claims or losses might not be within the scope of either of the indemnities or may not be recoverable by the Corporation. Because of the nature of Denison's former operations (oil and natural gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. The Corporation cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the Corporation's business or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

As a result of the acquisition and amalgamation with Denison in 2004, the Corporation assumed certain legal obligations related to Denison's Greek operations. In 1998, a consortium, in which a Greek subsidiary of Denison, North Aegean Petroleum Company E.P.E. ("NAPC"), participated, terminated employees in Greece as a result of the cessation of its oil and natural gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined. In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which might otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which might be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC intends to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing. The direction and financial consequence of the potential decisions in these actions cannot be determined at this time. If these actions were to be determined in a manner adverse to the Corporation, it could have a material adverse effect on its business, financial condition and results of operations.

The Corporation's executive officers and key employees are critical to its business and these individuals may not remain with the Corporation in the future.

The successful operation of the Corporation's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of its executive officers, employees and consultants. In addition, the Corporation's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high and the supply is limited. If the Corporation loses the services of one or more of its executive officers or key employees, it could have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

The Corporation's business is capital intensive and it may not be able to finance future growth or expansion of its operations.

The Corporation's business plan is subject to the availability of additional financing for future costs of operations or expansion that might not be available, or may not be available on favourable terms. The Corporation's activities may also be financed partially or wholly with debt, which could increase its debt levels above industry standards. The level of the Corporation's indebtedness from time to time could impair its ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Corporation's cash flow from operations is not sufficient to fund its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

The Corporation's management, through their collective share ownership, may be able to control the outcome of shareholder voting and may exercise this voting power in a manner adverse to other shareholders.

Collectively, the Corporation's management owns or controls common shares representing approximately 29% of the total voting power of its common shares. As a result, the Corporation's management may have the ability to direct the election of members of its board of directors and to exercise a controlling influence over its business and affairs, including any determinations with respect to mergers or other business combinations involving the Corporation, its acquisition or disposition of assets, its incurrence of indebtedness, its issuance of any additional common shares or other equity securities, its repurchase or redemption of common shares or preferred shares and its payment of dividends. Additionally, the Corporation's management may have the power to determine or significantly influence the outcome of matters submitted to a vote of its shareholders, including the power to prevent an acquisition or any other change in control of the Corporation. In any particular transaction, the interests of the Corporation's management as shareholders may differ from the interests of other shareholders and the interests of holders of the senior notes and actions taken by the Corporation's management as shareholders with respect to the Corporation may not be favourable to the other shareholders and creditors.

The Corporation's foreign operations will expose it to risks from abroad, which could negatively affect its results of operations.

Some of the Corporation's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered to be politically or economically unstable. Activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist, criminal or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Corporation's well stimulation services, any of which could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Kyoto Protocol has come into effect and the Corporation is unable to predict the impact of the Kyoto Protocol on its operations.

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Details regarding Canada's implementation of the Kyoto Protocol remain unclear. On April 26, 2007, the Government of Canada released its Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the Government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, which was released on October 19, 2006. A further plan setting out the federal government's proposed framework for regulating greenhouse gas emissions was released on March 10, 2008. The framework and associated public documents provide some, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that the government intends to apply to various industrial sectors, including oil and natural gas producers. Details on potential legislation to enact the proposed regulatory framework for greenhouse gases remain unavailable. Since November 2008, the Government of Canada has expressed an interest in pursuing a potential harmonization of future Canadian greenhouse gas regulation with future regulation in the United States, pursuant to a bilateral treaty, raising uncertain implications for greenhouse gas emission requirements to be applied to Canadian industry, including the oil and natural gas sector. Future federal legislation, including potential international or bilateral requirements enacted under Canadian law, together with provincial emission reduction requirements, such as those in effect under Alberta's Climate Change and Emissions Management Act and potential further provincial requirements, may require the reduction of emissions or emissions intensity from the Corporation's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Corporation's services. The mandatory emissions reductions may also impair the Corporation's ability to provide its services economically. The Corporation is unable to predict the impact of current and pending emission reduction legislation on the Corporation and it is possible that such impact may have a material adverse effect on the Corporation's business, financial condition, results of operations and cash flows.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other hydrocarbons. The Corporation cannot predict the impact of changing demand for oil and natural gas products, and any major changes could have a material adverse effect on its business, financial condition, results of operations and cash flows.

MARKET FOR SECURITIES

The Corporation's common shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "CFW". The following table sets forth the monthly price ranges and volumes of trading of the common shares on the TSX during 2009.

Period	High $	Low $	Volume
January	10.77	7.98	2,292,068
February	8.81	7.98	1,681,653
March	8.49	6.40	4,649,149
April	10.33	6.65	2,660,833
May	13.22	9.51	1,918,991
June	14.62	10.64	2,074,552
July	12.91	9.36	1,946,957
August	12.95	10.40	1,969,369
September	19.13	12.55	3,345,956
October	20.37	16.37	3,650,420
November	19.41	16.75	2,229,762
December	21.52	17.71	2,330,212

DESCRIPTION OF COMMON SHARES

The holders of common shares are entitled to receive notice of, and to one vote per share at, every meeting of shareholders of the Corporation, to receive such dividends as the board of directors declares, and to share equally in the assets of the Corporation remaining upon the liquidation of the Corporation after the creditors of the Corporation have been satisfied.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities. The credit ratings assigned by the rating agencies are not recommendations to purchase, hold or sell the securities, as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

The following table outlines the credit ratings received by the Corporation in connection with the issuance by Calfrac Holdings LP of senior notes on February 13, 2007 and December 16, 2009.

	Standard & Poor's Ratings Services ("S&P")	Moody's Investors Service ("Moody's")
Corporate Credit Rating	B+	B1
Calfrac Holding LP Senior Unsecured Debt	B+	B2
Outlook	Negative	Stable

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of B+ by S&P represents the sixth highest of ten categories and indicates that the obligor is more vulnerable to nonpayment than obligors in higher-rated categories, but currently has the capacity to meet its financial commitment on an obligation, although adverse business, financial or economic conditions are considered likely to impair the obligor's capacity or willingness to meet its financial commitment on an obligation. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category. The outlook assesses the potential direction of a long-term credit rating over the intermediate term. In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. A negative outlook means that a rating may be lowered. The negative outlook reflects S&P's expectation that the Corporation's credit measures will remain weak for the rating given the current weakness in the North American natural gas market and its ability to generate expected revenue and margins to support its rating.

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to Caa, which represents the range from highest to lowest quality of such securities rated. Ratings of B1 and B2 by Moody's are within the fifth highest of six categories. Obligations rated B are considered speculative and are subject to high credit risk. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

DIVIDENDS

The Corporation adopted a semi-annual dividend policy in May 2005, and an initial dividend of $0.05 per share was paid on June 15, 2005. Additional dividends in the amount of $0.05 per share were paid on January 12 and June 15 of 2006, on January 5 and July 19 of 2007, on January 9 and July 15 of 2008, on January 1 and July 15 of 2009 and on January 15, 2010. The payment of any dividend is at the discretion of the board of directors and depends on the financial condition of the Corporation and other factors.

DIRECTORS AND OFFICERS

The following table sets forth information with respect to the directors and executive officers of the Corporation.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Ronald P. Mathison[(1)(2)] Alberta, Canada	Chairman of the Board and a Director	March 8, 2004[(5)]	President, Matco Investments Ltd. (a private investment company).
Douglas R. Ramsay[(4)]	President and Chief	March 24, 2004	President and Chief Executive Officer of the

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Alberta, Canada	Executive Officer and a Director		Corporation. Prior to March 24, 2004, President and Chief Executive Officer of CWSL.
Fernando Aguilar Houston, Texas	Director	May 12, 2008	President, Geophysical Services for the Americas, of CGG Veritas, a global geophysical company, since April 2009. Prior thereto, President, Eastern Hemisphere of CGG Veritas since April 2008, and Executive Vice President for Canada Land Processing, Canada Land Library and Western Hemisphere Land Acquisition of CGG Veritas from 2004.
James S. Blair(3)(4) Alberta, Canada	Director	May 8, 2002(5)	President and Chief Executive Officer of Glenogle Energy Inc. (a private oil and gas exploration and development company). Prior thereto, Chairman and Chief Executive Officer, ExAlta Energy Inc. (a public oil and gas exploration and development company) from 2002 to January 2008.
Gregory S. Fletcher(1)(2) Alberta, Canada	Director	May 8, 2002(5)	President, Sierra Energy Inc. (a private energy company).
Martin A. Lambert(3)(4) Alberta, Canada	Director	March 8, 2004(5)	Chief Executive Officer, Swan Hills Synfuels L.P. (a private in-situ coal gasification firm) since October 31, 2008 and Senior Counsel at Bennett Jones LLP, a law firm. Managing Director, Matco Capital Ltd. (a private investment company) from August 2002 through October 31, 2008.
R.T. (Tim) Swinton(1)(2)(3) Alberta, Canada	Director	March 24, 2004	Independent Businessman
Gordon A. Dibb Alberta, Canada	Chief Operating Officer		Chief Operating Officer since April 24, 2006. From January 28, 2004 until September 1, 2007, Executive Vice President and, prior to December 14, 2004, Chief Financial Officer of the Corporation. Prior to March 24, 2004, Vice President and Chief Financial Officer of CWSL.
Donald R. Battenfelder Alberta, Canada	Vice President, Global Operations		Vice President, Global Operations since November, 11, 2009. Prior thereto, Vice President, Canadian Operations since April 22, 2009 and prior thereto, President, Canadian Operating Division since September 1, 2007. Prior thereto, Vice President, Operations of the Corporation since January 28, 2004, and prior thereto, Manager, Operations of the Corporation.
Dwight M. Bobier Alberta, Canada	Senior Vice President, Technical Services		Senior Vice President, Technical Services since September 1, 2007. Prior thereto, Vice President, Technical Services.
L. Lee Burleson Denver, Colorado	Vice President, Sales U.S. Operating Division		Vice President, Sales, US Operating Division since September 1, 2007. Prior thereto, Manager, Sales and Marketing, U.S. Operating Division.

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
Laura A. Cillis Alberta, Canada	Senior Vice President, Finance and Chief Financial Officer		Chief Financial Officer of the Corporation since November 17, 2008. Prior thereto, Chief Financial Officer of Canadian Energy Services Inc., General Partner of Canadian Energy Services L.P., since January of 2006. Prior thereto, Group Controller of Precision Drilling Corporation from January 2003 to September 2005.
Stephen T. Dadge Alberta, Canada	Senior Vice President, HSE		Senior Vice President, HSE since February 11, 2010. Prior thereto, Senior Vice President, Corporate Services since September 1, 2007. Prior to September 1, 2007, Vice President, Corporate Services since January 28, 2004, and prior thereto, Manager, Corporate Services.
John L. Grisdale Denver, Colorado	President U.S. Operating Division		President, U.S. Operating Division since September 1, 2007. Prior thereto, Vice President, Business Development of the Corporation.
Tom J. Medvedic Alberta, Canada	Senior Vice President, Corporate Development		Senior Vice President, Corporate Development since November 17, 2008. Prior thereto, Chief Financial Officer of the Corporation since December 14, 2004 and Senior Vice President, Finance since September 1, 2007. Prior thereto, Vice President, Finance of the Corporation from July 12, 2004, and prior thereto, Treasurer of Ensign Resource Service Group Inc.
Robert J. Montgomery Alberta, Canada	Vice President, Operations, Canadian Division		Vice President, Operations, Canadian Division since November 11, 2009. Prior thereto, VP, Operations of Century since Sept 1, 2009. Prior thereto, Senior VP, Operations of Century since January 27, 2009. Prior thereto, VP Engineering and Technology of Century since December 1, 2007. Prior thereto, Manager, Special Projects of Century since May 1, 2007. Prior thereto, Northern Operations Manager of Century since May 1, 2006. Prior thereto Vice President, Marketing Manager, Well Services of Schlumberger Canada Ltd.
B. Mark Paslawski Alberta, Canada	Vice President, General Counsel and Corporate Secretary		Vice President, General Counsel and Corporate Secretary since January 1, 2008. Prior to January 1, 2008, General Counsel of the Corporation since September 4, 2007. Prior thereto, Associate, Bennett Jones LLP (barristers and solicitors).
F. Bruce Payne Alberta, Canada	President, Canadian Operating Division		President, Canadian Operating Division since April, 22, 2009. Prior thereto, Vice President, Operations, U.S. Operating Division since September 1, 2007. Prior thereto, Operations Manager, U.S. Operating Division.
Robert L. Sutherland Alberta, Canada	President, Russian Operating Division		President, Russian Operating Division since September 1, 2007. Prior to September 1, 2007, Division Manager, Russia since September 8, 2004. Prior thereto, Operations Manager, Russia, BJ Services Company (a public oil and gas services company).

Name and Residence	Position with the Corporation	Director Since	Principal Occupation During the Last Five Years
A. Scott Tuttle Alberta, Canada	Vice President, Human Resources		Vice President, Human Resources since October 1, 2008 and Manager, Human Resources since May 1, 2008. Prior thereto, Vice President, Human Resources with Canexus Income Fund since June of 2005, and prior thereto HR Manager with Nexen Inc.

Notes:

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Corporate Governance and Nominating Committee.

(4) Member of the Health, Safety and Environment Committee.

(5) Service prior to March 24, 2004 was as a director of Denison.

(6) Each director holds office until the close of the annual meeting to be held on May 11, 2010.

As at March 12, 2010 the directors and executive officers of the Corporation beneficially owned, or controlled and directed, directly or indirectly, an aggregate of 12,522,458 common shares, representing approximately 29% of the 43,038,615 issued and outstanding common shares.

LEGAL PROCEEDINGS

As a result of the acquisition and amalgamation with Denison in 2004, the Corporation assumed certain legal obligations relating to Denison's Greek operations. In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Corporation), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined. In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Corporation intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The Corporation has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90% of its entitlement under an offshore license agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Corporation's control.

The direction and financial consequence of the potential decisions in these actions cannot be determined at this time.

The Corporation is involved in various other legal proceedings in the ordinary course of businesses. The legal proceedings are at different stages; however, the Corporation believes that the likelihood of material loss relating to any of such legal proceedings is remote.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Corporation's common shares is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta, and Toronto, Ontario.

NAMES OF EXPERTS

KPMG LLP is named as having prepared the audit report forming a part of the business acquisition report on Form 51-102F4 that was filed on January 25, 2010 in respect of the Century acquisition. The consent of KPMG LLP was not requested in respect of the inclusion of their audit report in the business acquisition report.

INTERESTS OF EXPERTS

PricewaterhouseCoopers LLP has prepared the auditor's report on the consolidated financial statements of the Corporation for the year ended December 31, 2009. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The Corporation's Audit Committee charter sets out the committee's purpose, organization, duties and responsibilities. A copy of the charter is attached hereto as Appendix "A".

Composition of Audit Committee

The Corporation's Audit Committee is comprised of Ronald P. Mathison, Gregory S. Fletcher and R.T. (Tim) Swinton, all of whom are financially literate and independent, as such terms are defined in Multilateral Instrument 52-110 – Audit Committees.

Relevant Education and Experience

Ronald P. Mathison

Mr. Mathison is one of the Corporation's founders and has served as a member of its board of directors and as Chairman since the Corporation's formation in 1999. Mr. Mathison is the President and Chief Executive Officer of Matco Investments Ltd. and Matco Capital Ltd., private investment firms which specialize in the restructuring of financially troubled companies as well as providing capital and management expertise to such companies. Mr. Mathison has extensive experience in restructuring and financing corporations in both the public and private markets. Until October 2000, Mr. Mathison was a director of Peters & Co. Limited, an investment firm specializing in the oil and natural gas industry, and prior to 1999 was also a principal of Peters & Co. Limited's corporate finance department. Prior thereto, Mr. Mathison and two other individuals formed the nucleus of Peters & Co. Capital, a private merchant banking entity that is widely associated with numerous successful restructurings of oil and natural gas exploration and production companies and oilfield service companies. Mr. Mathison received a B.Comm. (Honours) from the University of Manitoba in 1979 and obtained his Chartered Accountant designation in 1982. Mr. Mathison also holds the designation of Chartered Business Valuator, obtained in 1989, and of Chartered Financial Analyst, obtained in 1990.

Gregory S. Fletcher

Mr. Fletcher has served as a member of the Corporation's board of directors since May 2002. Mr. Fletcher is an independent businessman involved in the oil and natural gas industry in western Canada. He has considerable business experience in the junior sector of the oil and natural gas industry and is currently President of Sierra Energy Inc., a private oil and natural gas company that he founded in 1997. Mr. Fletcher is also a director of the general partner of Diamond Energy Services LP, a private oilfield service limited partnership, a director of Peyto Energy Administration Corp., the administrator of Peyto Energy Trust, a public oil and natural gas income trust, and a director of Total Energy Services Inc., a public oilfield service company. In these roles, Mr. Fletcher has acquired significant experience and exposure to accounting and financial reporting issues. During 2009, Mr. Fletcher completed the Director Education Program developed by the Institute of Corporate Directors and the Rotman School of Management in conjunction with the Haskayne School of Business. Mr. Fletcher holds a BSc. in geology from the University of Calgary.

R.T. (Tim) Swinton

Mr. Swinton has served as a member of the Corporation's board of directors since March 2004. Mr. Swinton is the President of Western Provinces Resources Ltd., a private investment company. He has considerable business experience in the oil and natural gas industry in western Canada. From 1999 to 2001, he was the Executive Chairman of IPEC Ltd., a Canadian pipeline and oilfield construction company. Prior thereto, Mr. Swinton was Chairman and Chief Executive Officer of Kenting Energy Services Inc., and Chairman, President and Chief Executive Officer of EnServ Corporation. Mr. Swinton has also served on the boards of directors of a number of energy services and other energy-related public companies, including Koch Pipelines Canada Limited, Enserco Energy Service Company Inc. and Anderson Exploration Ltd. In these roles, Mr. Swinton has acquired significant experience and exposure to accounting and financial reporting issues. Mr. Swinton holds a B.A. in Economics from York University and a Masters of Business Administration from York University.

Pre-Approval Policies and Procedures

The Corporation's Audit Committee mandate requires the Audit Committee to pre-approve all non-audit services to be provided to the Corporation or any of its subsidiary entities by the Corporation's external auditor or the external auditor of the Corporation's subsidiary entities, provided that the Audit Committee may satisfy the pre-approval requirement by either delegating to one or more members of the Audit Committee the authority to pre-approve non-audit services or adopting specific policies and procedures for the engagement of non-audit services.

External Audit Fees by Category

PricewaterhouseCoopers LLP has served as the Corporation's external auditor since its formation in 1999. The following table lists the fees paid to PricewaterhouseCoopers LLP, by category, for the last two fiscal years.

	Year Ended	
	December 31, 2008	**December 31, 2009**
Audit fees	$215,000[1]	$262,300
Audit-related fees	157,919[2]	237,405
Tax-related fees	181,873	245,439
All other fees	-	-
Total fees	$554,792	$745,144

(1) Includes $20,000 audit fee adjustment.
(2) Includes $7,150 audit-related fee adjustment.

Audit Fees

Audit fees were paid for professional services rendered by the auditors for the audit of the Corporation's annual financial statements or services provided in connection with statutory and regulatory filings or engagements.

Audit-related Fees

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual and interim financial statements and are not reported under the audit fees item above. These services included quarterly reviews of interim financial statements, audit services related to issuances by the Corporation of debt and equity, the review of incentive bonus calculations as well as accounting consultations and advice relating to variable interest entities, lease accounting and accounting for future income taxes.

Tax-related Fees

Tax-related fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services consisted of tax compliance including the review of original and amended tax returns, tax planning and advisory services relating to common forms of taxation including income tax, large corporations tax, goods and services tax, sales tax and tax consulting related to employee benefit programs, as well as tax advice and tax planning related to issuances by the Corporation of debt and equity and its recent international initiatives.

All Other Fees

All other fees relate to fees payable for products or services other than the audit fees, audit-related fees and tax fees described above. No fees of this description were paid by the Corporation in 2008 or 2009.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration, principal holders of the Corporation's securities and securities authorized for issue under equity compensation plans, is contained in the Corporation's management information circular for the annual meeting of shareholders held on May 12, 2009. Additional financial information is provided in the Corporation's comparative financial statements and management's discussion and analysis for the year ended December 31, 2009.

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com.

APPENDIX "A"

CALFRAC WELL SERVICES LTD.

AUDIT COMMITTEE CHARTER

1. **Calfrac Audit Committee**: The board of directors (the "Board") of Calfrac Well Services Ltd. ("Calfrac") shall appoint an audit committee (the "Committee") that shall have the mandate and responsibilities set out in this charter.

2. **Membership**: The Committee shall be constituted as follows.

   (a) The Committee shall be composed of not less than three members.

   (b) All members of the Committee shall be independent within the meaning set forth in National Instrument 52-110 – Audit Committees ("NI 52-110").

   (c) Each member of the Committee shall be financially literate, as defined in NI 52-110. At the date of adoption of this charter, a member is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by Calfrac's financial statements.

   (d) Members shall be appointed annually from among members of the Board. A member of the Committee shall cease to be a member of the Committee upon ceasing to be a director of Calfrac.

3. **Mandate**: The mandate of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to

   (a) Calfrac's financial statements and other financial information disclosed by Calfrac to the public,

   (b) Calfrac's compliance with legal and regulatory requirements, and

   (c) the performance of Calfrac's external auditor.

   The external auditor shall report directly to the Committee but is ultimately accountable to the Board, which has the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the external auditor (or to nominate the external auditor to be appointed by the shareholders of Calfrac).

4. **Oversight Responsibility**: Subject to the powers and duties of the Board and in addition to any other duties and responsibilities assigned to the Committee from time to time by the Board, the Committee shall have responsibility for overseeing

   (a) the accounting and financial reporting processes of Calfrac, and

   (b) audits of the financial statements of Calfrac.

5. **Specific Duties and Responsibilities**: The Committee shall meet with the external auditor and the senior management of Calfrac to review all financial statements of Calfrac that require approval by the Board and shall have authority and responsibility for the following matters.

   (a) Review Calfrac's financial statements, management's discussion and analysis of financial condition and results of operations ("MD&A") and annual and interim earnings press releases before Calfrac publicly discloses this information.

(b) Oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(c) Review annually and recommend to the Board

(i) the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for Calfrac, and

(ii) the compensation of the external auditor.

(d) Discuss with the external auditor

(i) the scope of the audit, in particular the external auditor's view of Calfrac's accounting principles as applied in the financial statements in terms of disclosure quality and evaluation methods, inclusive of the clarity of Calfrac's financial disclosure and reporting, degree of conservatism or aggressiveness of Calfrac's accounting principles and underlying estimates, and other significant decisions made by management in preparing the financial statements reviewed by the external auditor,

(ii) significant changes in Calfrac's accounting principles, practices or policies, and

(iii) new developments in accounting principles, reporting matters or industry practices that may materially affect Calfrac.

(e) Review with the external auditor and Calfrac's senior management the results of the annual audit regarding

(i) the financial statements,

(ii) MD&A and related financial disclosure contained in continuous disclosure documents,

(iii) significant changes, if any, to the initial audit plan,

(iv) accounting and reporting decisions relating to significant current year events and transactions,

(v) the management letter, if any, outlining the external auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures, and

(vi) any other matters relating to the conduct of the audit, including such other matters as should be communicated to the Committee under generally accepted auditing standards.

(f) Subject to the Board assuming such responsibility from time to time, review, discuss with Calfrac's senior management and, if requested by the Board, the external auditor, and approve

(i) the interim financial statements and interim MD&A of Calfrac, and

(ii) any other matters, including all press releases, relating to the interim financial statements and interim MD&A, including any significant adjustments, management judgments or estimates and new or amended accounting policies.

(g) Receive from the external auditor a formal written statement delineating all relationships between the external auditor and Calfrac, consider whether the advisory services performed by the external auditor during the course of the year have affected its independence, and ensure that no relationship or service between the external auditor and Calfrac is in existence that may affect the objectivity and independence of the external auditor or recommend appropriate action to ensure the independence of the external auditor.

(h) Pre-approve all non-audit services to be provided to Calfrac or its subsidiaries by the external auditor or the external auditor of Calfrac's subsidiaries, provided that the Committee may satisfy the pre-approval requirement either by delegating to one or more members of the Committee the authority to pre-approve non-audit services or by adopting specific policies and procedures for the engagement of non-audit services.

(i) Satisfy itself that adequate procedures are in place for the review of Calfrac's public disclosure of financial information extracted or derived from Calfrac's financial statements, other than the public disclosure referred to in subsection (a) above, and periodically assess the adequacy of those procedures.

(j) Review with the external auditor the adequacy of management's internal control over financial reporting and management information systems, discuss with management and the external auditor any significant risks and exposures to Calfrac that may have a material adverse effect on Calfrac's financial statements, and review with the external auditor the efforts of management to mitigate such risks and exposures.

(k) Present a report to the Board regarding Calfrac's audited financial statements for each fiscal year and indicate in that report whether

(i) management has reviewed Calfrac's audited financial statements with the Committee, including a discussion of the quality of the accounting principles applied and significant judgments affecting the financial statements,

(ii) the external auditor and the Committee have discussed the external auditor's judgments of the quality of the accounting principles applied and the judgments made with respect to Calfrac's financial statements,

(iii) the Committee has, without the presence of management or the external auditor, considered and discussed all the information disclosed to the Committee by Calfrac's management and the external auditor, and

(iv) in reliance on review and discussions conducted with senior management and the external auditor, the Committee believes that Calfrac's financial statements are fairly presented in conformity with generally accepted accounting principles in all material respects and that the financial statements fairly reflect the financial condition of Calfrac.

(l) Establish procedures for

(i) the receipt, retention and treatment of complaints received by Calfrac regarding accounting, internal accounting controls, or auditing matters, and

(ii) the confidential, anonymous submission by employees of Calfrac of concerns regarding questionable accounting or auditing matters.

(m) Review and approve Calfrac's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor.

(n) Review annually and report to the Board on the adequacy of the Committee's charter.

6. **Administrative Matters**: The following provisions shall apply to the Committee.

(a) The quorum for meetings of the Committee shall be two members thereof. Business may be transacted by the Committee at a meeting of its members at which a quorum is present or by a resolution in writing signed by all the members of the Committee.

(b) Any member of the Committee may be removed or replaced at any time by the Board. If a vacancy exists on the Committee, the remaining members may exercise all of the powers of the Committee so long as a quorum remains. Subject to the foregoing, each member of the Committee shall hold office until the close of the next annual meeting of shareholders following the date of appointment as a member or until a successor is duly appointed.

(c) The Committee may invite such officers, directors and employees of Calfrac and other persons as it may see fit from time to time to attend at meetings of the Committee and to assist thereat in the discussion of matters being considered by the Committee. The external auditor is to appear before the Committee when requested to do so by the Committee.

(d) The Committee shall determine the time and place at which the Committee meetings shall be held and the procedure for calling and conducting business at such meetings, having regard to the by-laws of Calfrac.

(e) The chair of the Committee shall preside at all meetings of the Committee. In the absence of the chair, the members of the Committee present at a meeting shall appoint one of those members to act as chair for that particular meeting.

(f) Notice of meetings of the Committee may be given to the external auditor and shall be given in respect of meetings relating to the annual financial statements. Upon the request of the external auditor, the chair of the Committee shall convene a meeting of the Committee to consider any matters that the external auditor indicates should be brought to the attention of the directors of Calfrac.

(g) The Committee shall report to the Board on such matters and questions relating to the financial position of Calfrac or any subsidiaries of Calfrac as the Board may from time to time refer to the Committee.

(h) The members of the Committee shall, for the purpose of performing their duties, have the right to inspect all the books and records of Calfrac and its subsidiaries, and to discuss such books and records as are in any way related to the financial position of Calfrac with the officers, employees and external auditor of Calfrac and its subsidiaries.

(i) Minutes of Committee meetings shall be recorded and maintained. The chair of the Committee shall report to the Board on the activities of the Committee and the minutes of Committee meetings will be promptly circulated to the directors who are not members of the Committee or, if that is not practicable, shall be made available at the next meeting of the Board.

(j) The Committee shall have the authority

(i) to engage independent counsel and other advisers that it determines to be necessary to permit it to carry out its duties,

(ii) to set and pay the compensation for any advisers engaged by the Committee, and

(iii) to communicate directly with the internal (if any) and external auditors.

Reviewed by the Committee on March 1, 2010 and approved by the Board on March 3, 2010.

RECEIVED
2010 MAR 19 A 7:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS (FULL CERTIFICATE)

I, **Douglas R. Ramsay, President & Chief Executive Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Calfrac Well Services Ltd.** (the "issuer") for the financial year ended **December 31, 2009**.

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. ***Reporting of changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on **October 1, 2009** and ended on **December 31, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee***: The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 17, 2010

(Signed) "*Douglas R. Ramsay*"
Douglas R. Ramsay
President & Chief Executive Officer

RECEIVED
2010 MAR 19 A 7:22

FORM 52-109F1 – CERTIFICATION OF ANNUAL FILINGS (FULL CERTIFICATE)

I, **Laura A. Cillis, Senior Vice-President, Finance & Chief Financial Officer** of **Calfrac Well Services Ltd.**, certify the following:

1. *Review:* I have reviewed the AIF, if any, annual financial statements and annual MD&A, including, for greater certainty, all documents and information that are incorporated by reference in the AIF (together, the "annual filings") of **Calfrac Well Services Ltd.** (the "issuer") for the financial year ended **December 31, 2009**.

2. *No misrepresentations*: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. *Fair presentation*: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

4. *Responsibility:* The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. *Design:* Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the financial year end

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the annual filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 *Control framework:* The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the *Internal Control – Integrated Framework* ("COSO framework") published by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

5.2 N/A

5.3 N/A

6. ***Evaluation:*** The issuer's other certifying officer(s) and I have

(a) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's DC&P at the financial year end and the issuer has disclosed in its annual MD&A our conclusions about the effectiveness of DC&P at the financial year end based on that evaluation; and

(b) evaluated, or caused to be evaluated under our supervision, the effectiveness of the issuer's ICFR at the financial year end and the issuer has disclosed in its annual MD&A

(i) our conclusions about the effectiveness of ICFR at the financial year end based on that evaluation; and

(ii) N/A

7. ***Reporting of changes in ICFR:*** The issuer has disclosed in its annual MD&A any change in the issuer's ICFR that occurred during the period beginning on **October 1, 2009** and ended on **December 31, 2009** that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

8. ***Reporting to the issuer's auditors and board of directors or audit committee***: The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of ICFR, to the issuer's auditors, and the board of directors or the audit committee of the board of directors any fraud that involves management or other employees who have a significant role in the issuer's ICFR.

Date: March 17, 2010

(Signed) "*Laura A. Cillis*"
Laura A. Cillis
Senior Vice-President, Finance & Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis (MD&A) for Calfrac Well Services Ltd. ("Calfrac" or the "Company") has been prepared by management as of March 3, 2010 and is a review of the financial condition and results of operations of the Company based on Canadian generally accepted accounting principles (GAAP). Its focus is primarily a comparison of the financial performance for the years ended December 31, 2009 and 2008 and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009. Readers should also refer to the "Forward-Looking Statements" legal advisory at the end of this MD&A. All financial amounts and measures presented are expressed in Canadian dollars unless otherwise indicated. The definitions of certain non-GAAP measures used have been included on page 21.

CALFRAC'S BUSINESS

Calfrac is an independent provider of specialized oilfield services in Canada, the United States, Russia, Mexico and Argentina, including fracturing, coiled tubing, cementing and other well completion services.

The Company's reportable business segments are as follows:

- The Canadian segment is focused on the provision of fracturing and coiled tubing services to a diverse group of oil and natural gas exploration and production companies operating in Alberta, northeast British Columbia and southern Saskatchewan. The Company's customer base in Canada ranges from large multi-national public companies to small private companies. Calfrac had combined hydraulic horsepower of approximately 211,000, 22 coiled tubing units and six cementing units in Canada at December 31, 2009.

- The United States segment provides pressure pumping services from operating bases in Colorado, Arkansas and Pennsylvania. In the United States, the Company provides fracturing services to a number of oil and natural gas companies operating in the Piceance Basin of western Colorado, the Uintah Basin of northeastern Utah and the Denver-Julesburg Basin centred in eastern Colorado but extending into southeast Wyoming, western Nebraska and western Kansas, as well as fracturing and cementing operations in the Fayetteville shale play of Arkansas. In the fourth quarter of 2009, Calfrac commenced fracturing operations for several oil and natural gas companies in the Marcellus shale play which is located in Pennsylvania and West Virginia. At December 31, 2009, the Company deployed approximately 182,000 hydraulic horsepower and operated six cementing units in the United States segment.

- The Company's Russian segment is focused on the provision of fracturing and coiled tubing services in Western Siberia. In 2009, the Company operated under the terms of five annual contracts signed with two of Russia's largest oil and natural gas producers. At December 31, 2009, the Company operated six coiled tubing units and deployed approximately 36,000 hydraulic horsepower forming four fracturing spreads in Russia.

- The Company began reporting a Latin America segment at the beginning of 2009, which provides pressure pumping services from operating bases in central and northern Mexico and central Argentina. The Company provides hydraulic fracturing services to Pemex Exploracion y Produccion in the Burgos field of northern Mexico and the Chicontepec field of central Mexico. The Company also provides cementing services in the Chicontepec field. In Argentina, the Company provides cementing and acidizing services to local oil and natural gas companies. In the Latin America segment, the Company deployed approximately 27,000 hydraulic horsepower forming three fracturing spreads and nine cementing units at December 31, 2009.

CONSOLIDATED HIGHLIGHTS

Years Ended December 31,	2009	2008	Change
(000s, except per share amounts)	($)	($)	(%)
(unaudited)			
Revenue	**591,500**	564,363	5
Operating income [1]	**71,135**	81,940	(13)
Net income (loss)	**(5,536)**	17,864	(131)
Per share – basic & diluted	**(0.14)**	0.47	(130)
Funds provided by operations [1]	**54,620**	80,747	(32)
Per share – basic & diluted	**1.42**	2.14	(34)
EBITDA [1]	**68,795**	83,957	(18)
Per share – basic & diluted	**1.79**	2.23	(20)
Working capital, end of period	**128,243**	100,575	28
Total assets, end of period	**840,890**	691,772	22
Long-term debt, end of period	**267,351**	159,899	67
Shareholders' equity, end of period	**459,932**	393,476	17
Cash dividends per share	**0.10**	0.10	–

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

2009 OVERVIEW

In 2009, the Company:

- responded to difficult economic conditions by significantly reducing costs and North American personnel beginning in the first quarter;
- increased revenue by 5 percent to $591.5 million from $564.4 million in 2008 driven primarily by strong growth in Calfrac's international operations;
- reported operating income of $71.1 million, a decrease of 13 percent from 2008, which included the impact of cost reduction measures undertaken in Canada and the United States early in the second quarter offset partially by restructuring costs of approximately $1.5 million;
- reported a net loss of $5.5 million or $0.14 per share compared to net income of $17.9 million or $0.47 per share in 2008, which included a foreign exchange loss of $3.8 million versus a foreign exchange gain of $1.9 million in 2008;
- generated funds provided by operations of $54.6 million or $1.42 per share versus $80.7 million or $2.14 per share in 2008;
- incurred capital expenditures of $102.2 million, including $42.3 million for the acquisition of the fracturing assets of Pure Energy Services Ltd. ("Pure"), primarily to bolster the Company's fracturing fleet;
- completed the acquisition of Century Oilfield Services Inc. ("Century") for a total purchase price for accounting purposes of $100.9 million, including transaction costs of $5.2 million, and assumed $29.0 million of indebtedness and other liabilities, net of working capital;
- increased its conventional pumping horsepower by 59 percent to approximately 450,000 at the end of 2009 as a result of the acquisition of Century, organic growth and the purchase of Pure's fracturing equipment;
- negotiated an increase to the Company's credit facilities to $175.0 million with a syndicate of Canadian financial institutions, which assisted with the funding of the Century acquisition;
- closed a private offering of an additional US$100.0 million of senior notes due in February 2015, the proceeds of which were used to repay a portion of Calfrac's outstanding credit facilities; and
- paid dividends of $4.0 million or $0.10 per share from funds provided by operations compared to $3.8 million or $0.10 per share in 2008.

NON-GAAP MEASURES

Certain supplementary measures in this MD&A do not have any standardized meaning as prescribed under Canadian GAAP and, therefore, are considered non-GAAP measures. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and ability to generate funds to finance its operations. These measures may not be comparable to similar measures presented by other entities, and are further explained as follows:

Operating income (loss) is defined as net income (loss) before depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income was calculated as follows:

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Net income (loss)	**(5,536)**	17,864
Add back (deduct):		
Depreciation	**63,188**	51,147
Interest, net	**15,248**	11,572
Equity share of net income from long-term investments	**–**	(122)
Foreign exchange losses (gains)	**3,823**	(1,904)
Loss (gain) on disposal of capital assets	**(1,483)**	9
Income taxes	**(4,229)**	3,515
Non-controlling interest	**124**	(141)
Operating income	**71,135**	81,940

Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes these measures to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations was calculated as follows:

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Cash provided by (used in) operating activities	**55,927**	50,111
Add back:		
Net change in non-cash operating assets and liabilities	**(1,307)**	30,636
Funds provided by operations	**54,620**	80,747

EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA was calculated as follows:

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Net income (loss)	(5,536)	17,864
Add back (deduct):		
Depreciation	63,188	51,147
Interest, net	15,248	11,572
Income taxes	(4,229)	3,515
Non-controlling interest	124	(141)
EBITDA	68,795	83,957


Fracturing
88%
Cementing
4%
Coiled Tubing
8%
Latin America
11%
Canada
41%
Russia
11%
37%
United States
Interest, Depreciation and Other
Selling, General and Administrative
Operating
14%
6%
80%

2009 Revenue by Service Line

2009 Revenue by Geographic Segment

2009 Expenses

FINANCIAL OVERVIEW – YEAR ENDED DECEMBER 31, 2009 VERSUS 2008

Canada

Years Ended December 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	241,821	273,398	(12)
Expenses			
Operating	199,214	222,362	(10)
Selling, General and Administrative (SG&A)	9,743	10,742	(9)
	208,957	233,104	(10)
Operating income [1]	32,864	40,294	(18)
Operating income (%)	13.6%	14.7%	(7)
Fracturing revenue per job ($)	90,741	62,657	45
Number of fracturing jobs	2,372	3,620	(34)
Coiled tubing revenue per job ($)	19,280	10,182	89
Number of coiled tubing jobs	1,193	2,953	(60)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Revenue

Revenue from Calfrac's Canadian operations during 2009 decreased by 12 percent to $241.8 million from $273.4 million in 2008 primarily due to lower fracturing and coiled tubing activity resulting from lower drilling and completion activity levels in the Western Canada Sedimentary Basin combined with the impact of suspending the Company's shallow coiled tubing operations and primary cementing operations in April 2009. This decline in activity was partially offset by an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia resulting in a 45 percent increase in fracturing revenue per job. In addition, incremental revenue was generated as a result of the acquisition of Century in mid-November 2009.

Operating Expenses

Operating expenses in Canada were $199.2 million during 2009 versus $222.4 million in 2008 mainly due to lower activity levels and reflect the impact of cost rationalization measures initiated in the second quarter of 2009. This was offset by an increase in equipment repair expenses due primarily to a higher proportion of fracturing activity in the unconventional resource plays of western Canada and a larger equipment fleet combined with $1.3 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $9.7 million during 2009, a decrease of 9 percent from the corresponding period of 2008 due primarily to lower personnel costs arising from restructuring initiatives implemented early in the second quarter.

United States

Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**218,276**	205,999	6
Expenses			
Operating	**184,973**	143,247	29
SG&A	**7,410**	9,964	(26)
	192,383	153,211	26
Operating income [1]	**25,893**	52,788	(51)
Operating income (%)	**11.9%**	25.6%	(54)
Fracturing revenue per job ($)	**71,515**	67,669	6
Number of fracturing jobs	**2,840**	2,872	(1)
Cementing revenue per job ($)	**20,259**	14,904	36
Number of cementing jobs	**749**	782	(4)
Cdn$/US$ average exchange rate [2]	**1.1420**	1.0660	7

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations increased during 2009 to $218.3 million from $206.0 million in 2008 primarily due to the impact of the 7 percent appreciation in the value of the United States dollar versus the Canadian dollar. Higher fracturing activity levels in Arkansas, the positive impact of acquiring Pure's fracturing assets in August 2009 and the completion of larger cementing jobs were largely offset by competitive pricing pressures and lower fracturing activity in the Rocky Mountain region of Colorado.

Operating Expenses

Operating expenses in the United States were $185.0 million for 2009, an increase of 29 percent from 2008. This increase in operating expenses was primarily due to the impact of the appreciation of the United States dollar against the Canadian dollar, increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and higher equipment repair expenses from the increase in fracturing activity in the unconventional resource plays of the United States.

SG&A Expenses

SG&A expenses in the United States during 2009 decreased by 26 percent from 2008 to $7.4 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

Russia

Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**66,630**	57,355	16
Expenses			
Operating	**44,032**	44,577	(1)
SG&A	**3,631**	3,936	(8)
	47,663	48,513	(2)
Operating income [1]	**18,967**	8,842	115
Operating income (%)	**28.5%**	15.4%	85
Fracturing revenue per job ($)	**75,204**	132,636	(43)
Number of fracturing jobs	**558**	234	138
Coiled tubing revenue per job ($)	**46,983**	61,924	(24)
Number of coiled tubing jobs	**525**	425	24
Cdn$/rouble average exchange rate [2]	**0.0360**	0.0429	(16)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

During 2009, the Company's revenue from Russian operations increased by 16 percent to $66.6 million from $57.4 million in 2008 primarily due to higher fracturing and coiled tubing activity being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 16 percent against the Canadian dollar.

Operating Expenses

Operating expenses in Russia in 2009 were $44.0 million compared to $44.6 million in 2008 primarily due to the depreciation in the Russian rouble versus the Canadian dollar offset by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $3.6 million for 2009 versus $3.9 million in 2008 primarily due to the depreciation of the Russian rouble, offset partially by higher insurance costs and professional fees.

Latin America

Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	64,773	27,611	135
Expenses			
Operating	52,046	28,552	82
SG&A	2,115	876	141
	54,161	29,428	84
Operating income (loss) [1]	10,612	(1,817)	684
Operating income (loss) (%)	16.4%	-6.6%	348
Cdn$/Mexican peso average exchange rate [2]	0.0845	0.0959	(12)
Cdn$/Argentine peso average exchange rate [2]	0.3037	0.3319	(8)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $64.8 million during 2009 versus $27.6 million in 2008. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico as a result of the Company's expansion into the Chicontepec region during the second quarter of 2009 and the addition of a third fracturing crew during the third quarter. In addition, the Company commenced cementing operations in Mexico during the third quarter of 2009 to service the Chicontepec region. Cementing activity in Argentina, which commenced during the second quarter of 2008, generated higher revenue with a full year of operations in 2009. These factors were offset partially by the 12 percent and 8 percent declines in the Mexican and Argentine pesos, respectively, versus the Canadian dollar.

Operating Expenses

Operating expenses in Latin America for 2009 increased by 82 percent from 2008 to $52.0 million. This increase was primarily due to a higher revenue base related to the start-up and commencement of fracturing operations and cementing operations in the Chicontepec region during the second and third quarters of 2009, respectively, combined with incremental expenses related to the Company's operations in Argentina, which began during the second quarter of 2008. In addition, Calfrac's Mexican operations incurred higher proppant costs as a result of the completion of larger fracturing jobs. These factors were partially offset by the depreciation of the Mexican and Argentine pesos.

SG&A Expenses

SG&A expenses in Latin America increased by $1.2 million from 2008 to $2.1 million in 2009 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

Years Ended December 31,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	**2,418**	2,520	(4)
SG&A	**14,783**	15,647	(6)
	17,201	18,167	(5)
Operating loss [1]	**(17,201)**	(18,167)	5

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Operating Expenses

Operating expenses primarily relate to global operations and research and development ("R&D") personnel located in the Corporate headquarters who directly support the Company's global field operations. The 4 percent decrease in Corporate operating expenses from 2008 is mainly due to cost reduction measures implemented early in the second quarter.

SG&A Expenses

For 2009, Corporate SG&A expenses decreased by 6 percent to $14.8 million, mainly due to lower expenses arising from restructuring initiatives implemented early in the second quarter, offset slightly by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $15.2 million for 2009 represented an increase of $3.6 million from $11.6 million in 2008. This increase was primarily due to higher interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the utilization of a portion of the Company's revolving term credit facilities.

For 2009, depreciation expense increased by 24 percent to $63.2 million from $51.1 million in 2008. This increase was mainly due to the Company's larger fleet of equipment operating in North America as a result of the 2009 capital program, the acquisition of fracturing assets from Pure, the appreciation in the value of the United States dollar and the fracturing and coiled tubing equipment acquired in the corporate acquisition of Century.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $3.8 million during 2009 versus a foreign exchange gain of $1.9 million in 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the appreciation of the Canadian dollar as at December 31, 2009 versus December 31, 2008 and the effect this change had on foreign net assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $4.2 million during 2009 versus income tax expense of $3.5 million during 2008. The effective income tax rate for 2009 was 44 percent compared to an effective tax rate of 17 percent in 2008. The change in the effective income tax rate period-over-period is due to the change in the mix of taxable earnings and losses incurred in the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses. In addition, Canadian losses for 2009 are being recovered at full statutory rates; however, the provision for income taxes on Canadian income in 2008 was tax-affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit related to the Denison Energy Inc. ("Denison") amalgamation in 2004.

LIQUIDITY AND CAPITAL RESOURCES

Years Ended December 31,	2009	2008
(000s) (unaudited)	($)	($)
Cash provided by (used in):		
Operating activities	**55,927**	50,111
Financing activities	**70,282**	19,172
Investing activities	**(129,114)**	(81,837)
Effect of exchange rate changes on cash and cash equivalents	**(8,517)**	9,942
Decrease in cash and cash equivalents	**(11,422)**	(2,612)

Operating Activities

The Company's cash provided by operating activities for the year ended December 31, 2009 was $55.9 million versus $50.1 million in 2008. The change was primarily due to a $31.9 million net increase in non-cash working capital that was offset by a $26.1 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 21). At December 31, 2009, Calfrac's working capital was approximately $128.2 million, an increase of 28 percent from December 31, 2008. The Company reviewed its year-end accounts receivable in detail and determined that a provision for doubtful accounts receivable totalling $1.4 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for 2009 was $70.3 million compared to $19.2 million in 2008. During 2009, the Company issued long-term debt for a total of $216.1 million, and repaid $107.2 million of its revolving term credit facility and $34.6 million of its operating credit facility. In addition, Calfrac received proceeds of $0.2 million from the issuance of common shares during 2009 versus $8.9 million during 2008.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. The facilities consist of an operating facility of $10.0 million and an extendible revolving term syndicated facility of $165.0 million. The terms of the renewed credit facility are based upon parameters of certain bank covenants with advances bearing interest at rates ranging from prime plus 1 percent to prime plus 1.75 percent. As of December 31, 2009, the Company had drawn $27.0 million on its syndicated facility, including letters of credit and bank overdraft, leaving a further $148.0 million in available credit.

On December 16, 2009, Calfrac completed an additional private placement of senior unsecured notes for an aggregate principal amount of US$100.0 million. The Company's US$235.0 million of senior unsecured notes are due on February 15, 2015 and bear interest at 7.75 percent per annum, which is paid semi-annually.

At December 31, 2009, the Company had cash and cash equivalents of $25.1 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends were funded by funds provided by operations (refer to "Non-GAAP Measures" on page 21) and totalled $4.0 million and $3.8 million in 2009 and 2008, respectively.

Investing Activities

For 2009, Calfrac's net cash used for investing activities was $129.1 million versus $81.8 million for 2008. Capital expenditures were $102.2 million in 2009 compared to $84.8 million in 2008. Capital expenditures included the acquisition of the fracturing assets of Pure during the third quarter of 2009 for $42.3 million, and the remainder was primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On November 10, 2009, the Company acquired all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million consisted of approximately $13.5 million of cash plus 5,144,344 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three trading days following the date of the announcement of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including transaction costs, the total consideration was $100.9 million for accounting purposes.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during 2009 was a loss of $8.5 million versus a gain of $9.9 million during 2008. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, unutilized credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2010 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at February 28, 2010, there were 43,022,515 common shares issued and outstanding, and 3,311,849 options to purchase common shares.

Normal Course Issuer Bid

The Company filed a Notice of Intention to Make a Normal Course Issuer Bid (the "Notice") with the TSX on October 20, 2008. Under the rules of the TSX, in the period commencing on October 23, 2008, and ending on October 22, 2009, the Company could have acquired up to 1,892,217 of its outstanding common shares, being approximately 5 percent of the common shares outstanding as at October 14, 2008. During the fourth quarter of 2008, the Company purchased and cancelled 102,782 common shares under the terms of the Normal Course Issuer Bid for a total cost of approximately $0.9 million. The Company did not make any purchases pursuant to the Notice in 2009. All shares purchased pursuant to the Notice were cancelled. Shares were purchased at the market price at the time of purchase and were purchased on behalf of the Company by a registered investment dealer through the facilities of the TSX. The funding of the purchase of common shares pursuant to the Normal Course Issuer Bid was financed out of working capital. A copy of the Notice may be obtained by any shareholder, without charge, by contacting the Corporate Secretary of the Company at 411 – 8th Avenue S.W., Calgary, Alberta T2P 1E3, telephone 403-266-6000.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

		Payment Due by Period			
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
(000s) (unaudited)	($)	($)	($)	($)	($)
Operating and capital leases	**32,689**	11,405	13,515	6,080	1,689
Purchase obligations	**62,458**	31,805	24,156	6,497	–
Total contractual obligations	**95,147**	43,210	37,671	12,577	1,689

As outlined above, Calfrac has various contractual lease commitments related to vehicles, equipment and facilities as well as purchase obligations for products, services and capital assets.

Greek Legal Proceedings

As described in note 19 to the annual consolidated financial statements, the Company and one of its Greek subsidiaries are involved in a number of legal proceedings in Greece. Management regularly evaluates the likelihood of potential liabilities being incurred and the amounts of such liabilities after careful examination of available information and discussions with its legal advisors. As these proceedings have yet to reach a status where the direction and financial consequences of the potential decisions can be determined with any reliability, management is unable to evaluate its potential financial exposure to these legal proceedings at this time.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

This MD&A is based on the Company's consolidated financial statements for the year ended December 31, 2009, which were prepared in accordance with Canadian GAAP. Management is required to make assumptions, judgments and estimates in the application of GAAP. Calfrac's significant accounting policies are described in note 2 to the annual consolidated financial statements. The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. The estimation of anticipating future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The following accounting policies and practices involve the use of estimates that have a significant impact on the Company's financial results.

Allowance for Doubtful Accounts Receivable

The Company performs ongoing credit evaluations of its customers and grants credit based upon a review of historical collection experience, current aging status, financial condition of the customer and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. In situations where the creditworthiness of a customer is uncertain, services are provided on receipt of cash in advance or services are declined. Calfrac's management believes that the provision for doubtful accounts is adequate.

Depreciation

Depreciation of the Company's property and equipment incorporates estimates of useful lives and residual values. These estimates may change as more experience is obtained or as general market conditions change, thereby impacting the value of the Company's property and equipment.

Financial Instruments

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash and cash equivalents, accounts receivable, current liabilities, long-term debt and capital lease obligations.

Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239.6 million before deduction of unamortized debt issue costs and unamortized debt discount of $11.8 million. The fair values of the remaining long-term debt and capital lease obligations approximate their carrying values, as described in notes 5 and 6 to the annual consolidated financial statements.

Credit Risk

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company mitigates this risk through its credit policies and practices including the use of credit limits and approvals, and by monitoring the financial condition of its customers. At December 31, 2009, the Company had a provision for doubtful accounts receivable of approximately $1.4 million related primarily to a customer who filed for Chapter 11 restructuring under U.S. bankruptcy law.

Payment terms with customers vary by country and contract. However, standard payment terms are 30 days from invoice date. The Company's aged trade accounts receivable at December 31, 2009, excluding provision for doubtful accounts, is as follows:

As at December 31,	2009
(000s)	($)
Current	89,461
31 – 60 days	35,269
61 – 90 days	5,937
91+ days	2,721
Total	133,388

Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The increase or decrease in interest expense for each 1 percent change in interest rates on floating rate debt outstanding at December 31, 2009 amounts to $0.2 million.

The Company's effective interest rate for the year ended December 31, 2009 was 7.53 percent.

Liquidity Risk

The Company's principal sources of liquidity are operating cash flows, existing or new credit facilities and new share equity. The Company monitors its liquidity position on an ongoing basis to ensure it has sufficient funds to complete planned capital and other expenditures. Liquidity risk is mitigated by maintaining adequate banking and credit facilities and continuously monitoring its forecast and actual cash flows. The Company may also adjust its capital spending and dividends to shareholders to maintain liquidity.

Foreign Exchange Risk

The Company is exposed to foreign exchange risk associated with foreign operations where revenues and costs may be denominated in currencies other than Canadian dollars. These currencies include the U.S. dollar, Russian rouble, Mexican peso and Argentine peso. The Company is also exposed to the impact of foreign currency fluctuations in its Canadian operations on purchases of products and capital assets from vendors in the U.S. In addition, the Company's senior unsecured notes and related interest expense are denominated in U.S. dollars; the amount of debt and interest expressed in Canadian dollars varies with fluctuations in the U.S. dollar/Canadian dollar foreign exchange rate; however, this risk is mitigated by the Company's sizable U.S. operations and related revenue streams.

At December 31, 2009, a change in the value of foreign currencies in the Company's consolidated financial instruments (cash, accounts receivable, accounts payable and debt) would have had the following impact on net income and other comprehensive income:

	Increase (Decrease) to Net Income	Increase (Decrease) to Other Comprehensive Income
(000s)	($)	($)
1% decrease in value of U.S. dollar	698	1,331
1% increase in value of U.S. dollar	(698)	1,331
1% decrease in value of Russian rouble	(88)	–
1% increase in value of Russian rouble	88	–

Goodwill

Goodwill represents an excess of the purchase price over the fair value of net assets acquired and is not amortized. The Company assesses goodwill at least on an annual basis. Goodwill is allocated to reporting segments and any potential goodwill impairment is identified by comparing the carrying value of a reporting segment with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value. The offset would be charged to the Consolidated Statement of Operations and Retained Earnings as goodwill impairment.

Income Taxes

The Company follows the liability method of accounting for income taxes, which evaluates the differences between the financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Estimates of the Company's future taxable income have been considered in assessing the utilization of available tax losses. Calfrac's business is complex and the calculation of income taxes involves many complex factors as well as the Company's interpretation of relevant tax legislation and regulations. Calfrac's management believes that the income tax provision is adequate.

Revenue Recognition

Revenue is recognized for services upon completion provided reasonable assurance exists regarding the collectability and measurement of the consideration that will be derived.

Stock-Based Compensation

Calfrac provides stock-based compensation to certain employees in the form of stock options. The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model, which includes underlying assumptions related to the risk-free interest rate, average expected option life, estimated volatility of the Company's shares and anticipated dividends.

The Company also grants deferred stock units to independent members of its Board of Directors which vest one year from the grant date and are settled at the option of the Company either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares.

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled at the option of the Company either in cash or in Company shares purchased on the open market.

Changes in the Company's obligations under the deferred and performance stock unit plans arising from fluctuations in the market value of the Company's shares underlying these compensation programs are recorded as the share value changes.

CHANGES IN ACCOUNTING POLICIES

The following changes in accounting policy were adopted pursuant to the Canadian Institute of Chartered Accountants' ("CICA") Handbook on January 1, 2009:

Goodwill and Intangible Assets

Section 3064, *Goodwill and Intangible Assets,* replaced the previous Section 3062 and established standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to their initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Financial Instruments

Section 3862, *Financial Instruments: Disclosures,* provides revised and enhanced disclosure requirements for liquidity disclosure risks and the fair value measurement of financial instruments. Fair value measurements are to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The adoption of this revised standard has not had an impact on the disclosures in the Company's consolidated financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS

There are no new Canadian or United States accounting pronouncements that have been issued but are not yet effective for the 2010 fiscal year.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The President & Chief Executive Officer (CEO) and Senior Vice President, Finance & Chief Financial Officer (CFO) of Calfrac are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) for the Company.

DC&P is designed to provide reasonable assurance that material information relating to the Company is made known to the CEO and CFO by others, particularly in the period in which the annual filings are being prepared, and that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified in securities legislation, and includes controls and procedures designed to ensure that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

In accordance with the requirements of National Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings", an evaluation of the effectiveness of DC&P and ICFR was carried out under the supervision of the CEO and CFO at December 31, 2009. Based on this evaluation, the CEO and CFO have concluded that, subject to the inherent limitations noted below, the Company's DC&P and ICFR are effectively designed and operating as intended.

The Company's management, including the CEO and CFO, does not expect that the Company's DC&P and ICFR will prevent or detect all misstatements or instances of fraud. The inherent limitations in all control systems are such that they can provide only reasonable, not absolute, assurance that all control issues, misstatements or instances of fraud, if any, within the Company have been detected.

There was no change to the Company's ICFR that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's ICFR.

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) would replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As the Company will be required to report its results in accordance with IFRS starting on January 1, 2011, the Company has developed a project plan, which includes the following key elements:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;
- identify and implement changes in associated processes and information systems;
- comply with internal control requirements; and
- educate and train internal and external stakeholders.

Analysis of Differences Between IFRS and Canadian GAAP

The Company has completed its initial diagnostic phase and is currently analyzing accounting policy alternatives for the areas of greatest potential impact to the Company's consolidated financial statements or the greatest risk in terms of complexity to implement. This analysis includes assessing available exemptions under IFRS 1 *First-time Adoption of International Financial Reporting Standards* as well as any required system and process changes. The key areas where changes in accounting standards are expected to impact the Company's consolidated financial statements are described below. The standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company's consolidated financial statements in future years. The future impacts of IFRS will also depend on the particular circumstances prevailing in those years. The differences described below are those existing based on Canadian GAAP and IFRS at year-end 2009. At this stage, the impact of adopting IFRS on the Company's consolidated financial statements is not reasonably determinable.

Most of the adjustments required upon transition to IFRS will be made retrospectively against opening retained earnings for the year ended December 31, 2010, which is the first comparative balance sheet presented based on standards applicable at that time. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Property, Plant and Equipment

International Accounting Standard (IAS) 16 *Property, Plant and Equipment* requires that each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item be amortized separately. In addition, IAS 16 provides a choice between using a cost model and revaluation model to measure the value of property, plant and equipment after its initial recognition. The revaluation model does not exist under Canadian GAAP.

The Company is in the process of finalizing its significant components of property, plant and equipment and their respective useful lives. Depending on the number of components identified during this process and the impact of their useful lives on depreciation, the adoption of this standard may have a significant impact on the financial results of the Company.

Foreign Currency Translation

The concepts of integrated and self-sustaining foreign operations as described under Canadian GAAP do not appear in IAS 21 *The Effects of Changes in Foreign Exchange Rates*. Instead, IAS 21 focuses primarily on identifying the functional currency of the reporting entity and each of its foreign operations. An entity's functional currency is the currency of the primary economic environment in which it operates.

Operations with a functional currency different from the reporting entity are translated in a method similar to self-sustaining foreign operations under Canadian GAAP (referred to as the "current rate method" in CICA Handbook Section 1651).

The Company has determined that the functional currency of all its foreign subsidiaries is different from the parent Company's. Therefore, Calfrac's foreign subsidiaries in Russia, Mexico and Argentina that are currently translated using the temporal method under Canadian GAAP will be required to translate using the current rate method beginning on January 1, 2010. The adoption of this standard may have a significant impact on the financial results of the Company, as gains and losses in translation for these foreign operations will now be deferred and included in the shareholders' equity section as accumulated other comprehensive income compared to being included in the statement of income under Canadian GAAP. The adoption of this standard is not expected to affect the foreign currency translation method of the Company's United States subsidiaries.

Impairment of Assets

Canadian GAAP uses a two-step approach to impairment testing: first comparing asset carrying values with undiscounted future cash flows to determine whether impairment exists; and then measuring any impairment by comparing asset carrying values with fair values. IAS 36 *Impairment of Assets* uses a one-step approach to test and measure impairment, with asset carrying values compared directly with the higher of fair value less costs to sell and value in use (which uses discounted future cash flows). This could result in a provision for impairment in cases where carrying values of assets were previously supported under Canadian GAAP on an undiscounted cash flow basis, but could not be supported on a discounted cash flow basis under IFRS.

However, the extent of any provisions for impairment may be partially offset by the requirements under IAS 36 to reverse any previous impairment losses where circumstances have changed such that the impairments have been reduced. The adoption of this standard may have a significant impact on the financial results of the Company.

Information Systems and Processes

An initial assessment of the potential impacts of adopting IFRS on the Company's information technology infrastructure is ongoing and any potential system or process issues are being analyzed concurrently with the analysis of GAAP differences. The testing and implementation of any system or process changes are expected to be completed during the fourth quarter of 2010.

Training

Calfrac expects to complete its IFRS training during the third and fourth quarters of 2010.

BUSINESS RISKS

The business of Calfrac is subject to certain risks and uncertainties, including those listed below. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form, which is available at www.sedar.com.

Volatility of Industry Conditions

The demand, pricing and terms for fracturing and well stimulation services largely depend upon the level of exploration and development activity for North American, Russian and Argentinean natural gas and, to a lesser extent, oil. Industry conditions are influenced by numerous factors over which the Company has no control, including the level of oil and natural gas prices, expectations about future oil and natural gas prices, the cost of exploring for, producing and delivering oil and natural gas, the decline rates for current production, the discovery rates of new oil and natural gas reserves, available pipeline and other oil and natural gas transportation capacity, weather conditions, political, military, regulatory and economic conditions, and the ability of oil and natural gas companies to raise equity capital or debt financing. A material decline in global oil and natural gas prices or North American, Russian and, to a lesser extent, Argentinean activity levels as a result of any of the above factors could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. Because of the current economic environment and related decrease in demand for energy, natural gas exploration and development in North America has decreased significantly from peak levels in 2008. Warmer than normal winters in North America, among other factors, may adversely impact demand for natural gas and, therefore, demand for oilfield services. If the economic conditions deteriorate further or do not improve, the decline in natural gas exploration and development could cause a decline in the demand for the Company's services. Such decline could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Seasonality

The Company's financial results are directly affected by the seasonal nature of the North American oil and natural gas industry. The first quarter incorporates the winter drilling season when a disproportionate amount of the activity takes place in western Canada. During the second quarter, soft ground conditions typically curtail oilfield activity in all of the Company's Canadian operating areas such that many rigs are unable to move about due to road bans. This period, commonly referred to as "spring breakup", occurs earlier in the year in southeastern Alberta than it does in northern Alberta and northeastern British Columbia. Consequently, this is the Company's weakest three-month revenue period. Additionally, if an unseasonably warm winter prevents sufficient freezing, the Company may not be able to access well sites and the Company's operating results and financial condition may therefore be adversely affected. The demand for fracturing and well stimulation services may also be affected by severe winter weather in North America and Russia. In addition, during excessively rainy periods in any of the Company's operating areas, equipment moves may be delayed, thereby adversely affecting revenues. The volatility in the weather and temperature can therefore create unpredictability in activity and utilization rates, which can have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Concentration of Customer Base

The Company's customer base consists of over 180 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Company's broad customer base, Calfrac has four significant customers that collectively accounted for approximately 49 percent of the Company's revenue for the year ended December 31, 2009 and of such customers one customer accounted for approximately 17 percent of the Company's revenue for the year ended December 31, 2009. The Company's strong relationship with the most active exploration and production companies in the countries in which it operates results in increased concentration of revenues during periods of reduced activity levels such as the first nine months of 2009. However, there can be no assurance that the Company's relationship with these four customers will continue, and a significant reduction or total loss of the business from these customers, if not offset by sales to new or existing customers, would have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Competition

Each of the markets in which Calfrac participates is highly competitive. To be successful, a service provider must provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices. The principal competitive factors in the markets in which the Company operates are product and service quality and availability, technical knowledge and experience, reputation for safety and price. Calfrac competes with large national and multinational oilfield service companies that have greater financial and other resources. These companies offer a wide range of well stimulation services in all geographic regions in which Calfrac operates. In addition, Calfrac competes with several regional competitors. As a result of competition, it may suffer from a significant reduction in revenue or be unable to pursue additional business opportunities.

Equipment Inventory Levels

Because of the long-life nature of oilfield service equipment and the lag between when a decision to build additional equipment is made and when the equipment is placed into service, the inventory of oilfield service equipment in the industry does not always correlate with the level of demand for service equipment. Periods of high demand often spur increased capital expenditures on equipment, and those capital expenditures may add capacity that exceeds actual demand. This capital overbuild could cause the Company's competitors to lower their rates and could lead to a decrease in rates in the oilfield services industry generally, which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Volatility in Credit Markets

The ability to make scheduled payments on or to refinance debt obligations depends on the Company's financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain finance, business and other factors beyond the Company's control. The credit markets have recently experienced and continue to experience adverse conditions. Continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or affect the Company's ability, or third parties it seeks to do business with, to access those markets.

In addition, access to financing remains uncertain. This condition could have an adverse effect on the industry in which Calfrac operates and on the Company's business, including future operating results. The Company's customers may curtail their drilling and completion programs, which could result in a decrease in demand for the Company's services and could increase pricing pressures. In addition, certain customers could become unable to pay suppliers, including Calfrac, in the event they are unable to access the capital markets to fund their business operations. Such risks, if realized, could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Sources, Pricing and Availability of Raw Materials and Component Parts

Calfrac sources its raw materials, such as proppant, chemicals, nitrogen, carbon dioxide and diesel fuel, and component parts, such as coiled tubing, from a variety of suppliers in North America, Russia and Argentina.

Should the Company's current suppliers be unable to provide the necessary raw materials and component parts at an acceptable price or otherwise fail to deliver products in the quantities required, any resulting delays in the provision of services could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Government Regulations

The Company's operations are subject to a variety of federal, provincial, state and local laws, regulations and guidelines in all the jurisdictions in which it operates, including laws and regulations relating to health and safety, the conduct of operations, taxation, the protection of the environment and the manufacture, management, transportation and disposal of certain materials used in the Company's operations. The Company has invested financial and managerial resources to ensure such compliance and expects to continue to make such investments in the future. Such laws or regulations are subject to change and could result in material expenditures that could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows. It is impossible for Calfrac to predict the cost or impact of such laws and regulations on the Company's future operations.

In particular, the Company is subject to increasingly stringent laws and regulations relating to importation and use of hazardous materials, radioactive materials and explosives, environmental protection, including laws and regulations governing air emissions, water discharges and waste management. The Company incurs, and expects to continue to incur, capital and operating costs to comply with environmental laws and regulations. The technical requirements of these laws and regulations are becoming increasingly complex, stringent and expensive to implement. These laws may provide for "strict liability" for damages to natural resources or threats to public health and safety. Strict liability can render a party liable for damages without regard to negligence or fault on the part of the party. Some environmental laws provide for joint and several strict liability for remediation of spills and releases of hazardous substances.

The Company uses and generates hazardous substances and wastes in its operations. In addition, some of the Company's current properties are, or have been, used for industrial purposes. Accordingly, the Company could become subject to potentially material liabilities relating to the investigation and cleanup of contaminated properties, and to claims alleging personal injury or property damage as the result of exposures to, or releases of, hazardous substances. In addition, stricter enforcement of existing laws and regulations, new laws and regulations, the discovery of previously unknown contamination or the imposition of new or increased requirements could require the Company to incur costs or become the basis of new or increased liabilities that could reduce the Company's earnings and cash available for operations. The Company believes it is currently in substantial compliance with applicable environmental laws and regulations.

The Company is a provider of hydraulic fracturing services, a process that creates fractures extending from the well bore through the rock formation to enable natural gas or oil to move more easily through the rock pores to a production well. Bills pending in the United States House of Representatives and Senate have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. The proposed legislation would require the reporting and public disclosure of chemicals used in the fracturing process. This legislation, if adopted, could establish an additional level of regulation at the federal level that could lead to operational delays and increased operating costs. The adoption of any future federal or state laws or implementing regulations imposing reporting obligations on, or otherwise limiting, the hydraulic fracturing process could make it more difficult to complete natural gas and oil wells and could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Income Tax Attributes

The Company has reduced the Company's Canadian income tax liabilities from March 2004 through the end of 2009 by using tax attributes estimated at $220.0 million for federal income tax purposes and $170.0 million for provincial income tax purposes arising from the reorganization of Denison. The Canada Revenue Agency has not audited any of the tax returns in which the above-mentioned tax attributes were used to reduce the incurrence of Canadian current and future income tax liabilities, but could do so in the future.

Operational Risks

The Company's operations are subject to hazards inherent in the oil and natural gas industry, such as equipment defects, malfunction and failures, and natural disasters which result in fires, vehicle accidents, explosions and uncontrollable flows of natural gas or well fluids that can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These hazards could expose Calfrac to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution, contamination of drinking water and other environmental damages. Calfrac continuously monitors its activities for quality control and safety, and although it maintains insurance coverage that it believes to be adequate and customary in the industry, such insurance may not be adequate to cover the Company's liabilities and may not be available in the future at rates that Calfrac considers reasonable and commercially justifiable.

Regulations Affecting the Oil and Natural Gas Industry

The operations of the Company's customers are subject to or impacted by a wide array of regulations in the jurisdictions in which they operate. As a result of changes in regulations and laws relating to the oil and natural gas industry, the Company's customers' operations could be disrupted or curtailed by governmental authorities. The high cost of compliance with applicable regulations could cause customers to discontinue or limit their operations and may discourage companies from continuing development activities. As a result, demand for the Company's services could be substantially affected by regulations adversely impacting the oil and natural gas industry.

Changes in environmental requirements may negatively impact demand for the Company's services. For example, oil and natural gas exploration and production may decline as a result of environmental requirements (including land use policies responsive to environmental concerns). A decline in exploration and production, in turn, could materially and adversely affect the Company.

Fluctuations in Foreign Exchange Rates

The Company's consolidated financial statements are reported in Canadian dollars. Accordingly, the results of the Company's foreign operations are directly affected by fluctuations in the United States, Russian, Mexican and Argentinean currency exchange rates. For example, net income from the Company's United States operations is denominated in United States dollars, so that a decrease in the value of the United States dollar would decrease the Canadian dollar amount of net income from United States operations. Other than natural hedges arising from the normal course of business in foreign jurisdictions, Calfrac does not currently have any hedging positions in place.

Liabilities of Prior Operations

From time to time, there may be legal proceedings pending or threatened against Calfrac relating to the business of Denison prior to its reorganization and subsequent acquisition of Calfrac. In March 2004, the Canadian petroleum and natural gas assets and the mining leases, mining environmental services and related assets and liabilities of Denison were transferred to two new corporations that provided indemnities to Denison for all claims or losses relating to Denison's prior business, except for matters related to specific liabilities retained by Denison. Despite these indemnities, it is possible that Calfrac may be found responsible for claims or losses relating to the assets and liabilities transferred by Denison and that claims or losses might not be within the scope of either of the indemnities or may not be recoverable by the Company. Because of the nature of Denison's former operations (oil and natural gas exploration and production, mining and environmental services), these claims and losses could include substantial environmental claims. Calfrac cannot predict the outcome or ultimate impact of any legal or regulatory proceedings pending against Denison or affecting the Company's business or any legal or regulatory proceedings that may relate to Denison's prior ownership or operation of assets.

Greek Legal Proceedings

As a result of the acquisition and amalgamation with Denison in 2004, Calfrac assumed certain legal obligations related to Denison's Greek operations. In 1998, a consortium, in which a Greek subsidiary of Denison, North Aegean Petroleum Company E.P.E. ("NAPC"), participated, terminated employees in Greece as a result of the cessation of its oil and natural gas operations in that country. Several groups of employees have filed claims alleging that their termination was invalid and that their severance pay was improperly determined. In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that compensation was due to the employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal, and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which might otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which might be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC intends to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing. The direction and financial consequence of the potential decisions in these actions cannot be determined at this time. If these actions were to be determined in a manner adverse to the Company, it could have a material adverse effect on the Company's business, financial condition and results of operations.

Management Stewardship

The successful operation of the Company's business depends upon the abilities, expertise, judgment, discretion, integrity and good faith of the Company's executive officers, employees and consultants. In addition, the Company's ability to expand its services depends upon its ability to attract qualified personnel as needed. The demand for skilled oilfield employees is high, and the supply is limited. If Calfrac loses the services of one or more of its executive officers or key employees, it could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Capital-Intensive Industry

The Company's business plan is subject to the availability of additional financing for future costs of operations or expansion that might not be available, or may not be available on favourable terms. The Company's activities may also be financed partially or wholly with debt, which could increase the Company's debt levels above industry standards. The level of the Company's indebtedness from time to time could impair the Company's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise. If the Company's cash flow from operations is not sufficient to fund the Company's capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or, if available, on favourable terms.

Management Ownership Concentration

Collectively, the Company's directors and officers own or control common shares representing approximately 29 percent of the total voting power of the Company's common shares. As a result, the Company's management may have the ability to direct the election of members of the Company's Board of Directors and to exercise a controlling influence over the Company's business and affairs, including any determinations with respect to mergers or other business combinations involving Calfrac, the Company's acquisition or disposition of assets, the Company's incurrence of indebtedness, the Company's issuance of any additional common shares or other equity securities, the Company's repurchase or redemption of common shares or preferred shares and the Company's payment of dividends. Additionally, the Company's management may have the power to determine or significantly influence the outcome of matters submitted to a vote of the Company's shareholders, including the power to prevent an acquisition or any other change in control of Calfrac. In any particular transaction, the interests of the Company's management as shareholders may differ from the interests of other shareholders and the interests of holders of the senior notes, and actions taken by the Company's management as shareholders with respect to Calfrac may not be favourable to the other shareholders and creditors.

Foreign Operations

Some of the Company's operations and related assets are located in countries outside of Canada and the United States, some of which may be considered to be politically or economically unstable. Activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and are frequently subject to economic and political considerations, such as taxation, nationalization, expropriation, inflation, currency fluctuations, increased regulation and approval requirements, governmental regulation and the risk of actions by terrorist, criminal or insurgent groups, any of which could adversely affect the economics of exploration or development projects and the demand for the Company's well stimulation services, any of which could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Climate Change Initiatives

Canada is a signatory to the United Nations Framework Convention on Climate Change and has adopted the Kyoto Protocol established thereunder to set legally binding targets to reduce nation-wide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". Details regarding Canada's implementation of the Kyoto Protocol remain unclear. On April 26, 2007, the Government of Canada released its Regulatory Framework for Air Emissions which outlines proposed new requirements governing the emission of greenhouse gases and industrial air pollutants in accordance with the Government's Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, which was released on October 19, 2006. A further plan setting out the federal government's proposed framework for regulating greenhouse gas emissions was released on March 10, 2008. The framework and associated public documents provide some, but not full, detail on new greenhouse gas and industrial air pollutant limits and compliance mechanisms that the government intends to apply to various industrial sectors, including oil and natural gas producers. Details on potential legislation to enact the proposed regulatory framework for greenhouse gases remain unavailable.

Since November 2008, the Government of Canada has expressed an interest in pursuing a potential harmonization of future Canadian greenhouse gas regulation with future regulation in the United States, pursuant to a bilateral treaty, raising uncertain implications for greenhouse gas emission requirements to be applied to Canadian industry, including the oil and natural gas sector. Future federal legislation, including potential international or bilateral requirements enacted under Canadian law, together with provincial emission reduction requirements, such as those in effect under Alberta's Climate Change and Emissions Management Act, and potential further provincial requirements, may require the reduction of emissions or emissions intensity from the Company's operations and facilities. Mandatory emissions reductions may result in increased operating costs and capital expenditures for oil and natural gas producers, thereby decreasing the demand for the Company's services. The mandatory emissions reductions may also impair the Company's ability to provide the Company's services economically. Calfrac is unable to predict the impact of current and pending emission reduction legislation on the Company and it is possible that such impact may have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Demand for Oil and Natural Gas

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, and technological advances in fuel economy and energy generation devices could reduce the demand for crude oil and other hydrocarbons. Calfrac cannot predict the impact of changing demand for oil and natural gas products, and any major changes could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

SUMMARY OF QUARTERLY RESULTS

Quarters Ended	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total
(000s, except per share and operating data) (unaudited)	($)	($)	($)	($)	($)
2009					
Financial					
Revenue	180,388	104,727	133,261	173,124	591,500
Operating income [1]	27,427	4,052	16,499	23,157	71,135
Net income (loss)	5,528	(14,770)	2,842	864	(5,536)
Per share – basic	0.15	(0.39)	0.08	0.02	(0.14)
Per share – diluted	0.15	(0.39)	0.08	0.02	(0.14)
Funds provided by operations [1]	22,713	128	12,199	19,580	54,620
Per share – basic	0.60	–	0.32	0.48	1.42
Per share – diluted	0.60	–	0.32	0.48	1.42
EBITDA [1]	25,945	4,340	15,112	23,398	68,795
Per share – basic	0.69	0.11	0.40	0.58	1.79
Per share – diluted	0.69	0.11	0.40	0.57	1.79
Capital expenditures	15,857	9,862	58,212	18,245	102,176
Working capital (end of period)	129,532	111,864	103,331	128,243	128,243
Shareholders' equity (end of period)	402,537	380,515	378,972	459,932	459,932
Operating (end of period)					
Pumping horsepower (000s)	303	319	371	456	
Coiled tubing units (#)	18	18	18	28	
Cementing units (#)	20	20	21	21	

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Quarters Ended	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Total
(000s, except per share and operating data) (unaudited)	($)	($)	($)	($)	($)
2008					
Financial					
Revenue	145,627	94,657	151,650	172,430	564,363
Operating income (loss) [1]	29,477	(1,008)	27,812	25,658	81,940
Net income (loss)	14,269	(15,469)	11,203	7,861	17,864
Per share – basic	0.38	(0.41)	0.30	0.21	0.47
Per share – diluted	0.38	(0.41)	0.30	0.21	0.47
Funds provided by operations [1]	28,790	(9)	27,128	24,838	80,747
Per share – basic	0.77	–	0.72	0.66	2.14
Per share – diluted	0.77	–	0.72	0.66	2.14
EBITDA [1]	31,047	(813)	26,983	26,740	83,957
Per share – basic	0.83	(0.02)	0.71	0.71	2.23
Per share – diluted	0.83	(0.02)	0.71	0.71	2.23
Capital expenditures	14,820	19,341	18,414	32,233	84,807
Working capital (end of period)	111,989	94,056	104,700	100,575	100,575
Shareholders' equity (end of period)	377,056	364,068	378,890	393,476	393,476
Operating (end of period)					
Pumping horsepower (000s)	232	255	287	287	
Coiled tubing units (#)	18	18	18	18	
Cementing units (#)	17	17	18	18	

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

FINANCIAL OVERVIEW – THREE MONTHS ENDED DECEMBER 31, 2009 VERSUS 2008

Canada

Three Months Ended December 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	**84,754**	82,788	2
Expenses			
Operating	**63,344**	67,905	(7)
SG&A	**2,653**	3,069	(14)
	65,997	70,974	(7)
Operating income [1]	**18,757**	11,814	59
Operating income (%)	**22.1%**	14.3%	55
Fracturing revenue per job ($)	**91,134**	70,102	30
Number of fracturing jobs	**868**	988	(12)
Coiled tubing revenue per job ($)	**23,442**	11,251	108
Number of coiled tubing jobs	**241**	904	(73)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Revenue

Revenue from Calfrac's Canadian operations during the fourth quarter of 2009 was $84.8 million versus $82.8 million in the comparable three-month period of 2008. The 2 percent increase in revenue was primarily due to the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia and an increase in oil-related fracturing in the resource plays of southeast Saskatchewan and west central Alberta. This increase was partially driven by incremental revenue as a result of the acquisition of Century in mid-November 2009. These factors were partially offset by lower shallow gas fracturing activity in southern Alberta and the impact of suspending shallow coiled tubing and cementing operations in Canada during the second quarter of 2009.

Operating Expenses

Operating expenses in Canada decreased by 7 percent to $63.3 million during the fourth quarter of 2009 from $67.9 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower overall fracturing and coiled tubing activity levels combined with lower personnel costs attributable to the impact of restructuring initiatives undertaken during the second quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the fourth quarter of 2009 decreased from the corresponding period in 2008 by 14 percent to $2.7 million primarily due to lower compensation expenses as a result of restructuring initiatives undertaken early in the second quarter of 2009.

United States

Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**54,256**	68,790	(21)
Expenses			
Operating	**48,760**	47,026	4
SG&A	**2,091**	4,007	(48)
	50,851	51,033	–
Operating income [1]	**3,405**	17,757	(81)
Operating income (%)	**6.3%**	25.8%	(76)
Fracturing revenue per job ($)	**59,263**	87,615	(32)
Number of fracturing jobs	**867**	733	18
Cementing revenue per job ($)	**21,458**	18,347	17
Number of cementing jobs	**134**	249	(46)
Cdn$/US$ average exchange rate [2]	**1.0563**	1.2124	(13)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Revenue from Calfrac's United States operations decreased during the fourth quarter of 2009 to $54.3 million from $68.8 million in the comparable quarter of 2008. The decrease in United States revenue was due primarily to the depreciation in the value of the United States dollar, competitive pricing pressures, lower fracturing activity levels and smaller job sizes in the Rocky Mountain region and lower cementing activity levels. This was partially offset by higher fracturing activity levels and job sizes in Arkansas, the commencement of fracturing operations in Pennsylvania and the completion of larger cementing jobs.

Operating Expenses

Operating expenses in the United States were $48.8 million for the fourth quarter of 2009, an increase of 4 percent from the comparative period in 2008. The increase in operating expenses was primarily due to the increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and start-up expenses related to the commencement of fracturing operations in the Marcellus shale play of Pennsylvania. In addition, higher equipment repair expenses due to the increase in fracturing activity in the unconventional resource plays of the United States also contributed to this increase in operating expenses. These factors were offset partially by the impact of the depreciation in the value of the United States dollar.

SG&A Expenses

SG&A expenses in the United States during the fourth quarter of 2009 decreased by 48 percent from the comparable period in 2008 to $2.1 million primarily due to lower personnel expenses and the impact of the depreciation in the value of the United States dollar. This decrease was offset partially by a $0.4 million provision for doubtful accounts receivable related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Russia

Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	**14,698**	12,223	20
Expenses			
Operating	**10,667**	10,540	1
SG&A	**984**	1,156	(15)
	11,651	11,696	–
Operating income [1]	**3,047**	527	478
Operating income (%)	**20.7%**	4.3%	381
Fracturing revenue per job ($)	**74,379**	129,217	(42)
Number of fracturing jobs	**120**	49	145
Coiled tubing revenue per job ($)	**52,959**	61,369	(14)
Number of coiled tubing jobs	**109**	96	14
Cdn$/rouble average exchange rate [2]	**0.0358**	0.0444	(19)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

During the fourth quarter of 2009, the Company's revenue from Russian operations increased by 20 percent to $14.7 million from $12.2 million in the corresponding three-month period of 2008. The increase in revenue was mainly due to higher fracturing and coiled tubing activity levels being partially offset by smaller job sizes, lower annual contract pricing, extremely cold weather conditions in Western Siberia during December 2009 and the depreciation of the Russian rouble by 19 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the fourth quarter of 2009 were $10.7 million compared to $10.5 million in the corresponding period of 2008. The increase in operating expenses was primarily due to the higher revenue base and equipment utilization combined with higher fuel expenses as a result of the extremely cold weather conditions in Western Siberia during December 2009, offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended December 31, 2009 versus $1.2 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

Latin America

Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	19,416	8,629	125
Expenses			
Operating	16,389	7,692	113
SG&A	430	282	52
	16,819	7,974	111
Operating income [1]	2,597	655	296
Operating income (%)	13.4%	7.6%	76
Cdn$/Mexican peso average exchange rate [2]	0.0809	0.0928	(13)
Cdn$/Argentine peso average exchange rate [2]	0.2765	0.3574	(23)

[1] Refer to "Non-GAAP Measures" on page 21 for further information.
[2] Source: Bank of Canada.

Revenue

Calfrac's Latin America operations generated total revenue of $19.4 million during the fourth quarter of 2009 versus $8.6 million in the comparable three-month period in 2008. For the three months ended December 31, 2009 and 2008, revenue generated through subcontractors was $4.4 million and $2.4 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter and the completion of larger jobs in Mexico. In addition, revenue in the Latin America division increased due to the commencement of cementing operations in Mexico during the third quarter of 2009 combined with higher cementing activity levels in Argentina. This increase was partially offset by the depreciation of the Mexican and Argentine peso versus the Canadian dollar and smaller job sizes in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended December 31, 2009 increased by 113 percent from the comparative period in 2008 to $16.4 million. This increase was primarily due to higher fracturing activity and higher product costs related to the completion of more and larger fracturing jobs in Mexico. In addition, operating expenses increased as a result of costs related to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009 and incremental expenses related to higher activity levels in Argentina.

SG&A Expenses

SG&A expenses in Latin America increased to $0.4 million from $0.3 million in the comparable quarter of 2008 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

Three Months Ended December 31,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	520	747	(30)
SG&A	4,129	4,348	(5)
	4,649	5,095	(9)
Operating loss [1]	(4,649)	(5,095)	9

[1] Refer to "Non-GAAP Measures" on page 21 for further information.

Operating Expenses

Operating expenses primarily relate to global operations and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 30 percent decrease in Corporate operating expenses from the fourth quarter of 2008 is mainly due to lower compensation expenses as a result of a decrease in the number of personnel supporting the Company's operations and the impact of cost-saving initiatives implemented during the second quarter of 2009.

SG&A Expenses

For the three months ended December 31, 2009, Corporate SG&A expenses decreased by 5 percent from the comparable 2008 period to $4.1 million, mainly due to lower expenses resulting from cost-saving measures implemented early in the second quarter of 2009, offset partially by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $4.3 million for the fourth quarter of 2009 represented an increase of $0.8 million from $3.5 million in the comparable period of 2008. This increase was primarily due to higher overall long-term debt levels, offset partially by lower interest expense related to the Company's unsecured senior notes resulting from the depreciation in the value of the United States dollar.

For the three months ended December 31, 2009, depreciation expense increased by 23 percent to $17.6 million from $14.3 million in the corresponding quarter of 2008. The increase in depreciation expense is mainly a result of a larger fleet of equipment operating in North America, the Company's acquisition of fracturing assets from Pure and the fracturing and coiled tubing equipment acquired in the acquisition of Century, offset partially by the depreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company realized a foreign exchange gain of $0.1 million during the fourth quarter of 2009 versus $1.1 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the decrease in the foreign exchange gain was mainly due to the impact of the significant depreciation of the Canadian dollar on foreign net assets denominated in United States dollars during the fourth quarter of 2008.

Income Tax Expenses

The Company recorded an income tax expense of $0.6 million during the fourth quarter of 2009 compared to income tax expense of $1.1 million in the comparable period of 2008. The effective income tax rate for the three months ended December 31, 2009 was 41 percent compared to an effective tax rate of 12 percent in the same quarter of 2008. The decrease in total income tax expense was primarily due to pre-tax losses in the United States and lower profitability in Canada, offset partially by higher profitability in Mexico, Russia and Argentina combined with the impact of lower enacted Canadian future income tax rates on the Company's future income tax asset. The increase in the effective tax rate was primarily due to Canadian income for the fourth quarter of 2009 being taxed at full statutory rates; however, the provision for income taxes on Canadian income in the fourth quarter of 2008 was tax-affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit related to Denison amalgamation in 2004.

OUTLOOK

As a result of the recent improvement in global economic conditions, oil and natural gas prices have strengthened, leading to higher levels of drilling and completion activity in Canada and the United States during the fourth quarter of 2009 and the early part of 2010. Well completions activity in Canada and the United States during 2010 is expected to remain focused on horizontal wells incorporating multi-stage fracturing technology within unconventional oil and natural gas resource plays, which is expected to increase overall utilization levels for the pressure pumping service industry during 2010.

The Company closed the acquisition of Century during the fourth quarter and has integrated these operations within its Canadian operating structure. This acquisition is expected to help drive future growth in Canada with the energy sector's ongoing focus on unconventional natural gas and oil plays. Stronger commodity price fundamentals are anticipated during 2010, which are expected to result in higher fracturing and coiled tubing equipment utilization in Canada. The recent industry trend toward using multi-stage fracturing completion technology within horizontal wells drilled into oil reservoirs such as the Cardium, Viking, Lower Shaunavon and Bakken is expected to provide additional demand for pressure pumping services in the Western Canada Sedimentary Basin. Calfrac has allocated a portion of its 2010 capital budget to augmenting the infrastructure required to support its newest operating districts in Dawson Creek and Fort Nelson, British Columbia and Estevan, Saskatchewan, which support the Montney, Horn River and Bakken unconventional resource plays, respectively. Overall, the financial performance of Calfrac's western Canada operations during 2010 is anticipated to improve significantly from 2009.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain strong in 2010 and, as a result of higher overall demand for pressure pumping services, pricing levels in this market are anticipated to improve from the fourth quarter of 2009. Well completions activity in the Rocky Mountain region of Colorado is also expected to be higher than in the previous year due to increased pipeline infrastructure, which has alleviated most of the takeaway constraints experienced by Calfrac's customers. The fracturing assets acquired from Pure during the third quarter provided Calfrac with the operational flexibility to enter the Marcellus shale play of Pennsylvania during the fourth quarter. The Company expects that drilling and completion activity in this new play will increase significantly and provide further growth opportunities for Calfrac in this market.

Calfrac was recently awarded work with two of Russia's largest oil and natural gas companies and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet and broader customer base, the Company expects continued strong financial performance in this region during 2010.

The Company expanded its Mexican pressure pumping operations in the Poza Rica area during 2009 with the commencement of fracturing operations during the second quarter and cementing operations in September. Calfrac currently operates two fracturing spreads and six cementing units in the Chicontepec oil and natural gas field for Pemex, where completion activity levels are expected to remain strong in 2010. However, activity for the Company's fracturing crew in the Burgos field of northern Mexico is anticipated to decline slightly from 2009 levels as Pemex focuses on the development of the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units is expected to be relatively strong during the coming year. The Company's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Calfrac is also pleased to announce that its Board of Directors has approved an $11 million increase to the 2010 capital budget for a revised total of $56 million. The majority of this additional capital will be focused on new sand storage and handling equipment related to the Company's upcoming activity in the Horn River Basin and the addition of 7,500 hydraulic horsepower to its equipment fleet currently operating in the Marcellus shale play. The total approved capital budget for 2010, including $14 million of carryforward capital from 2009, is now $70 million.

On February 18, 2010, Calfrac and seven other pressure pumping companies received a request for information from the Congress of the United States, Committee on Energy and Commerce, in relation to the practice of hydraulic fracturing. The Company confirmed to the Committee that it will voluntarily provide the requested information on a timely basis. Calfrac is committed to developing energy resources in an environmentally sound manner and in accordance with all applicable laws and regulations. Calfrac does not view this Congressional request as a criticism of the Company or its hydraulic fracturing operations.

Overall, demand for pressure pumping services in North America over the short term is expected to increase from the previous year and the long-term outlook for the pressure pumping industry remains strong. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its strategic business model by capitalizing on future growth opportunities while using a conservative approach in order to maintain financial flexibility and a strong balance sheet.

ADVISORIES

Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this MD&A, including statements that contain words such as "anticipates", "can", "may", "could", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, future costs or potential liabilities, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" above.

Consequently, all of the forward-looking statements made in this MD&A are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

MANAGEMENT'S LETTER

To the Shareholders of Calfrac Well Services Ltd.

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies set out in the accompanying notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions that were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with Canadian generally accepted accounting principles ("GAAP") appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared the Management's Discussion and Analysis ("MD&A"). The MD&A is based on the Company's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2009 and December 31, 2008.

Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was engaged, as approved by a vote of shareholders at the Company's most recent annual meeting, to audit the consolidated financial statements in accordance with Canadian GAAP and provide an independent professional opinion.

The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Company, has discussed the consolidated financial statements, including the notes thereto, with management and the external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



Douglas R. Ramsay
President and Chief Executive Officer



Laura A. Cillis
Senior Vice President, Finance and
Chief Executive Officer

March 1, 2010
Calgary, Alberta

AUDITORS' REPORT

To the Shareholders of Calfrac Well Services Ltd.

We have audited the consolidated balance sheets of Calfrac Well Services Ltd. as at December 31, 2009 and 2008 and the consolidated statements of operations and retained earnings, comprehensive income and accumulated other comprehensive income and of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

March 1, 2010
Calgary, Alberta

CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS

As at December 31,	2009	2008
(000s)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	25,070	36,492
Accounts receivable	135,775	120,048
Income taxes recoverable	1,780	6,681
Inventory	44,297	41,123
Prepaid expenses and deposits	6,746	5,813
	213,668	210,157
Capital assets (note 3)	579,233	459,874
Goodwill	10,523	10,523
Future income taxes (note 11)	37,466	11,218
	840,890	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	82,212	94,582
Bank loan (note 4)	–	15,000
Current portion of long-term debt (note 5)	1,996	–
Current portion of capital lease obligations (note 6)	1,217	–
	85,425	109,582
Long-term debt (note 5)	267,351	159,899
Capital lease obligations (note 6)	3,808	–
Other long-term liabilities	1,227	1,368
Future income taxes (note 11)	20,474	24,815
Deferred credit (note 12)	2,505	2,588
Non-controlling interest (note 13)	168	44
	380,958	298,296
Shareholders' equity		
Capital stock (note 7)	251,282	168,813
Contributed surplus (note 9)	10,808	7,297
Retained earnings	202,083	211,652
Accumulated other comprehensive income (loss) (note 2)	(4,241)	5,714
	459,932	393,476
	840,890	691,772

Commitments and contingencies (notes 14 and 19).
See accompanying notes to the consolidated financial statements.

Approved by the Board of Directors,



Ronald P. Mathison
Director



Gregory S. Fletcher
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

Years Ended December 31,	2009	2008
(000s, except per share data)	($)	($)
Revenue	591,500	564,363
Expenses		
Operating	482,682	441,259
Selling, general and administrative	37,683	41,164
Depreciation	63,188	51,147
Interest, net	15,248	11,572
Equity share of income from long-term investments	–	(122)
Foreign exchange losses (gains)	3,823	(1,904)
Loss (gain) on disposal of capital assets	(1,483)	9
	601,141	543,125
Income (loss) before income taxes and non-controlling interest	(9,641)	21,238
Income tax expense (recovery) (note 11)		
Current	1,853	(4,058)
Future	(6,082)	7,573
	(4,229)	3,515
Income (loss) before non-controlling interest	(5,412)	17,723
Non-controlling interest	124	(141)
Net income (loss) for the year	(5,536)	17,864
Retained earnings, beginning of year	211,652	198,039
Dividends	(4,033)	(3,779)
Premium on purchase of shares (note 8)	–	(472)
Retained earnings, end of year	202,083	211,652
Earnings (loss) per share (note 7)		
Basic	(0.14)	0.47
Diluted	(0.14)	0.47

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Years Ended December 31,	2009	2008
(000s)	($)	($)
Net income (loss) for the year	**(5,536)**	17,864
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**(9,955)**	11,918
Comprehensive income (loss)	**(15,491)**	29,782
Accumulated other comprehensive income (loss), beginning of year	**5,714**	(6,204)
Other comprehensive income (loss) for the year	**(9,955)**	11,918
Accumulated other comprehensive income (loss), end of year	**(4,241)**	5,714

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,	2009	2008
(000s)	($)	($)
CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		
Net income (loss) for the period	(5,536)	17,864
Items not involving cash		
Depreciation	63,188	51,147
Amortization of debt issue costs and debt discount	849	649
Stock-based compensation	3,560	3,768
Equity share of income from long-term investments	–	(122)
Loss (gain) on disposal of capital assets	(1,483)	9
Future income taxes	(6,082)	7,573
Non-controlling interest	124	(141)
	54,620	80,747
Net change in non-cash operating assets and liabilities (note 17)	1,307	(30,636)
	55,927	50,111
FINANCING ACTIVITIES		
Bank loan proceeds	5,000	25,000
Issuance of long-term debt	216,103	65,000
Bank loan repayments	(39,634)	(10,000)
Long-term debt repayments	(107,201)	(65,000)
Capital lease obligation repayments	(166)	–
Purchase of common shares (note 8)	–	(932)
Net proceeds on issuance of common shares	213	8,883
Dividends	(4,033)	(3,779)
	70,282	19,172
INVESTING ACTIVITIES		
Purchase of capital assets	(102,176)	(84,807)
Proceeds on disposal of capital assets	2,288	318
Acquisitions, net of cash acquired (note 16)	(18,692)	(6,117)
Long-term investments and other	–	326
Net change in non-cash working capital from purchase of capital assets (note 17)	(10,534)	8,443
	(129,114)	(81,837)
Effect of exchange rate changes on cash and cash equivalents	(8,517)	9,942
Decrease in cash and cash equivalents	(11,422)	(2,612)
Cash and cash equivalents, beginning of year	36,492	39,104
Cash and cash equivalents, end of year	25,070	36,492

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2009 and 2008
(000s in text and tables, except certain figures as indicated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Calfrac Well Services Ltd. (the "Company") was formed through the amalgamation of Calfrac Well Services Ltd. (predecessor company originally incorporated on June 28, 1999) and Denison Energy Inc. on March 24, 2004 under the Business Corporations Act (Alberta). The Company provides specialized oilfield services, including fracturing, coiled tubing, cementing and other well completion services to the oil and natural gas industries in Canada, the United States, Russia, Mexico and Argentina.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The preparation of the consolidated financial statements requires that certain estimates and judgments be made concerning the reported amount of revenue and expenses and the carrying values of assets and liabilities. These estimates are based on historical experience and management's judgment. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used by management in the preparation of the consolidated financial statements may change as future events unfold, additional experience is acquired or the environment in which the Company operates changes. The accounting policies and practices that involve the use of estimates that have a significant impact on the Company's financial results include the allowance for doubtful accounts, depreciation, the fair value of financial instruments, the carrying value of goodwill, income taxes, revenue recognition, and stock-based compensation.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

(a) Principles of Consolidation

These financial statements include the accounts of the Company and its wholly-owned subsidiaries in Canada, the United States, Russia, Cyprus and Mexico and its 80 percent owned subsidiary in Argentina.

(b) Foreign Currency Translation

The Company's U.S. subsidiaries are classified as self-sustaining foreign operations and are translated into Canadian dollars using the current rate method whereby assets and liabilities are translated at the rate of exchange at the balance sheet date, revenues and expenses are translated at average monthly exchange rates, and gains and losses in translation are deferred and included in the shareholders' equity section as accumulated other comprehensive income in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, *Comprehensive Income*. All of the Company's other foreign subsidiaries are classified as integrated foreign operations and are translated into Canadian dollars using the temporal method whereby monetary assets and liabilities are translated at the rate of exchange at the balance sheet date, and non-monetary items are translated at the historical rate applicable on the date of the transaction giving rise to the non-monetary balance. Revenues and expenses are translated at monthly average exchange rates and gains or losses in translation are recognized in income as they occur.

(c) Comprehensive Income

The Company follows CICA Handbook Section 1530, *Comprehensive Income*, which requires the reporting of comprehensive income, which consists of net income and other comprehensive income (OCI). For the Company, OCI is currently comprised of the changes in the foreign currency translation adjustment balance.

The cumulative changes in OCI are included in accumulated other comprehensive income (AOCI), which is presented as a separate category within shareholders' equity in the consolidated balance sheets. The Company's consolidated financial statements include a statement of AOCI, which provides the continuity of the AOCI balance.

(d) Financial Instruments

The Company follows CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, which establishes the recognition and measurement criteria for financial assets, liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related-party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables" or "other financial liabilities" as defined by the standard.

Cash and cash equivalents are designated as "held-for-trading" and are measured at fair value. Accounts receivable are designated as "loans and receivables" and are carried at amortized cost. Accounts payable and accrued liabilities are designated as "other financial liabilities" and are carried at amortized cost. Bank loans, long-term debt and capital lease obligations are designated as "other financial liabilities" and carried at amortized cost using the effective interest rate method. The financing costs associated with the Company's US$135,000 private placement of senior unsecured notes on February 13, 2007 and the US$100,000 private placement of senior unsecured notes on December 16, 2009 are included in the amortized cost of the debt. These costs are amortized to interest expense over the term of the debt.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit and short-term investments with original maturities within 90 days.

(f) Inventory

Inventory consists of chemicals, proppants, coiled tubing, cement, nitrogen and carbon dioxide used to stimulate oil and gas wells, as well as spare equipment parts. Inventory is stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. For the year ended December 31, 2009, approximately $229,000 of inventory was expensed to operating costs (year ended December 31, 2008 – $191,000).

(g) Capital Assets

Capital assets are recorded at cost and are depreciated over their estimated economic useful lives using the straight-line method over the following periods:

Field equipment	10 years
Buildings	20 years
Shop, office and other equipment	5 years
Computers and computer software	3 years
Leasehold improvements	Term of the lease

Assets under construction are not depreciated until put into service.

(h) Long-Term Investments

The Company uses the equity method of accounting for investments in shares of entities over which it has significant influence. Under the equity method of accounting, investments are carried at their original cost plus the Company's cumulative share of earnings, less any dividends received.

(i) Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired. Goodwill is not amortized but rather assessed by the Company for impairment at least annually. The impairment test is carried out in two steps. In the first step, the carrying amount is compared with its fair value. When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and performance of the second step of the impairment test is unnecessary. The second step compares the implied fair value of the goodwill with its carrying amount to measure the amount of the impairment loss, if any. The Company completed its annual assessment for goodwill impairment and determined there was no goodwill impairment for the years ended December 31, 2009 and 2008. Intangible assets are recognized apart from goodwill and are amortized over their estimated useful lives.

(j) Income Taxes

The Company follows the liability method of determining income taxes, whereby future income taxes are determined based on temporary differences between the tax bases of assets or liabilities and their carrying amounts in the financial statements.

(k) Revenue Recognition

Revenue is recognized for services upon completion provided reasonable assurance exists regarding collectability and the measurement of the consideration that will be derived.

(l) Stock-Based Compensation Plans

The Company recognizes compensation cost for the fair value of stock options granted. Under this method, the Company records the fair value of stock option grants over their vesting period as a charge to compensation expense and a credit to contributed surplus.

(m) Variable Interest Entities

Canadian Accounting Guideline 15, *Consolidation of Variable Interest Entities* (VIE) requires consolidation of a VIE where an entity absorbs a majority of a VIE's losses, receives a majority of its returns, or both. Under these rules, it was determined that the Company is required to consolidate the Trust, which was established to purchase and hold Company stock as described in note 8.

(n) Comparatives

Certain comparatives have been reclassified to conform with the financial statement presentation adopted in the current year.

(o) Recently Issued Accounting Pronouncements

The following changes in accounting policies were adopted pursuant to the CICA's Handbook on January 1, 2009:

Section 3064, *Goodwill and Intangible Assets,* replaced the previous Section 3062 and established standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Section 3862, *Financial Instruments: Disclosures,* provides revised and enhanced disclosure requirements for liquidity disclosure risks and the fair value measurement of financial instruments. Fair value measurements are to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The adoption of this revised standard has not had an impact on the disclosures in the Company's consolidated financial statements (see note 15).

The following CICA Handbook sections will become effective January 1, 2011:

Section 1582, *Business Combinations,* replaces the previous business combinations standard. The new standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard will impact the accounting treatment of future business combinations.

Section 1601, *Consolidated Financial Statements,* which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

Section 1602, *Non-controlling Interests,* establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard is not expected to have a material impact on the Company's consolidated financial statements.

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As a result, the Company will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company's consolidated financial statements is not reasonably determinable at this time.

3. CAPITAL ASSETS

As at December 31,	2009	2008
(000s)	($)	($)
Cost		
Assets under construction	**12,395**	30,972
Field equipment	**676,447**	519,076
Field equipment under capital lease	**5,127**	–
Buildings	**39,879**	25,453
Land	**21,221**	12,235
Shop, office and other equipment	**8,006**	8,099
Computers and computer software	**7,126**	6,475
Leasehold improvements	**2,296**	1,962
	772,497	604,272
Accumulated Depreciation		
Assets under construction	**–**	–
Field equipment	**177,041**	131,830
Field equipment under capital lease	**104**	–
Buildings	**4,812**	3,585
Land	**–**	–
Shop, office and other equipment	**3,863**	3,165
Computers and computer software	**6,544**	5,256
Leasehold improvements	**900**	562
	193,264	144,398
Net Book Value		
Assets under construction	**12,395**	30,972
Field equipment	**499,406**	387,246
Field equipment under capital lease	**5,023**	–
Buildings	**35,067**	21,868
Land	**21,221**	12,235
Shop, office and other equipment	**4,143**	4,934
Computers and computer software	**582**	1,219
Leasehold improvements	**1,396**	1,400
	579,233	459,874

4. BANK LOAN

At December 31, 2008, the Company had an operating loan facility of $25,000 payable on demand and bearing interest at the prime rate plus 0.75 percent, of which $15,000 was drawn. The facility was secured by a general security agreement over all Canadian and U.S. assets of the Company.

Bank loan repayments during the year include the repayment of Century Oilfield Services Inc.'s operating facility of $19,634 subsequent to the acquisition as described in note 16.

5. LONG-TERM DEBT

As at December 31,	2009	2008
(000s)	($)	($)
US$235,000 senior unsecured notes (December 31, 2008 – US$135,000), due February 15, 2015, bearing interest at 7.75%, payable semi-annually	246,985	164,430
Less: unamortized debt issue costs and unamortized debt discount	(11,768)	(4,531)
	235,217	159,899
$165,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	24,699	–
Less: unamortized debt issue costs	(1,128)	–
	23,571	–
Mortgage obligations maturing between June 2012 and April 2013 bearing interest at rates ranging from 4.94% to 6.69%, repayable $69 per month principal and interest, secured by certain real property	7,379	–
US$3,107 mortgage maturing May 16, 2018 bearing interest at U.S. prime less 1%, repayable US$35 per month principal and interest, secured by certain real property	3,180	–
	269,347	159,899
Less: current portion of long-term debt	(1,996)	–
	267,351	159,899

The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239,575 (December 31, 2008 – $77,282). The carrying value of the revolving credit facility approximates its fair value due to its variable interest rate and first priority security position. The carrying values of the mortgage obligations approximate their fair values as the interest rates are not significantly different than current mortgage rates for similar loans.

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and ranges from prime plus 1 percent to prime plus 1.75 percent. The facility is repayable in seven equal quarterly principal instalments of $1,235 commencing December 31, 2010 plus a final payment of $16,054 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

The Company also has an extendible operating loan facility which includes overdraft protection in the amount of $10,000. The interest rate is based upon the parameters of certain bank covenants and ranges from prime plus 1 percent to prime plus 1.75 percent. Drawdowns under this facility are repayable on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments may be extended by one year on each anniversary at the request of the Company and acceptance of the lender. The operating facility is secured by the Canadian and U.S. assets of the Company.

The aggregate scheduled principal repayments required in each of the next five years as at December 31, 2009 are as follows:

	Amount
(000s)	**($)**
2010	**1,996**
2011	**5,733**
2012	**22,655**
2013	**2,553**
2014	**956**
	33,893

6. OBLIGATIONS UNDER CAPITAL LEASES

As at December 31,	**2009**	2008
(000s)	**($)**	($)
Capital lease contracts bearing interest at rates ranging from 5.68% to 6.58%, repayable $124 per month, secured by certain equipment	**5,599**	–
Less: interest portion of contractual payments	**(574)**	–
	5,025	–
Less: current portion of capital lease obligations	**(1,217)**	–
	3,808	–

The carrying values of the capital lease obligations approximate their fair values as the interest rates are not significantly different than current rates for similar leases.

The minimum lease payments required in each of the next five years, from December 31, 2009, are as follows:

	Amount
(000s)	($)
2010	**1,490**
2011	**1,490**
2012	**1,868**
2013	**751**
2014	**–**
	5,599
Less: interest portion of contractual payments	**(574)**
	5,025

7. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares	2009		2008	
	Shares	Amount	Shares	Amount
	(#)	($000s)	(#)	($000s)
Balance, January 1	**37,741,561**	**168,813**	37,201,872	155,254
Issued upon exercise of stock options	**12,975**	**262**	492,311	11,379
Issued on acquisitions (note 16)	**5,144,344**	**82,207**	150,160	2,640
Purchased under Normal Course Issuer Bid	**–**	**–**	(102,782)	(460)
Balance, December 31	**42,898,880**	**251,282**	37,741,561	168,813

The weighted average number of common shares outstanding for the year December 31, 2009 was 38,475,444 basic and 38,475,444 diluted (year ended December 31, 2008 – 37,696,924 basic and 37,716,914 diluted). The difference between basic and diluted shares for the year ended December 31, 2008 was attributable to the dilutive effect of stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 10 could be potentially dilutive in the future; however, they were not included in the calculation of diluted shares for the year ended December 31, 2009, as they would have an anti-dilutive effect.

8. SHARES HELD IN TRUST AND NORMAL COURSE ISSUER BID

The Company has established an Employee Matching Investment Plan Trust to purchase and hold Company stock on behalf of certain employees who have elected to receive a portion of their annual bonus entitlement in the form of Company shares. At December 31, 2009 and December 31, 2008, no shares were held by the Trust. Shares held by the Trust vest with employees in March of the year following their purchase at which time they are distributed to those individuals participating in the plan. Such shares are not considered outstanding for purposes of calculating basic earnings per share, but are included in the calculation of diluted earnings per share.

The Company received regulatory approval under Canadian securities laws to purchase its own common shares in accordance with a Normal Course Issuer Bid for the one-year period October 23, 2008 through October 22, 2009. During the year ended December 31, 2009, no common shares were purchased by the Company. For the year ended December 31, 2008, 102,782 common shares were purchased at a cost of $932 and, of the amount paid, $460 was charged to capital stock and $472 was charged to retained earnings. The common shares purchased were cancelled prior to December 31, 2008.

9. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus	2009	2008
(000s)	($)	($)
Balance, January 1	7,297	6,025
Stock options expensed	3,560	3,768
Stock options exercised	(49)	(2,496)
Balance, December 31	10,808	7,297

10. STOCK-BASED COMPENSATION

(a) Stock Options

Continuity of Common Shares	2009		2008	
	Options	Average Exercise Price	Options	Average Exercise Price
	(#)	($)	(#)	($)
Balance, January 1	2,043,344	21.69	1,224,223	22.90
Granted during the period	865,000	8.60	1,429,400	19.66
Exercised for common shares	(12,975)	16.43	(492,311)	18.04
Forfeited	(222,826)	22.59	(87,468)	23.79
Expired	(164,400)	32.59	(30,500)	27.80
Balance, December 31	2,508,143	16.70	2,043,344	21.69

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.06 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

(b) Stock Units

The Company grants deferred stock units to its outside directors. These units vest one year from the date of grant and are settled either in cash (equal to the market value of the underlying shares at the time of exercise) or in Company shares purchased on the open market. The fair value of the deferred stock units is recognized equally over the one-year vesting period, based on the current market price of the Company's shares. During the year ended December 31, 2009, $669 of compensation expense was recognized for deferred stock units (year ended December 31, 2008 – $307).

The Company grants performance stock units to the Company's most senior officers who are not included in the stock option plan. The amount of the grants earned is linked to corporate performance and the grants vest one year from the date of grant. As with the deferred stock units, performance stock units are settled either in cash or Company shares purchased on the open market. During the year ended December 31, 2009, $506 of compensation expense was recognized for performance stock units (year ended December 31, 2008 – $217).

Changes in the Company's obligations under the deferred and performance stock unit plans, which arise from fluctuations in the market value of the Company's shares underlying these compensation programs, are recorded as the share value changes.

11. INCOME TAXES

The following table summarizes the income tax effect of temporary differences that give rise to the future income tax asset (liability) at December 31:

As at December 31,	2009	2008
(000s)	($)	($)
Capital assets	(61,377)	(55,495)
Losses carried forward	65,993	26,967
Canadian exploration expenses	8,137	9,730
Research and development expenses	1,823	2,013
Alternative minimum tax credits	893	2,109
Capital lease obligations	1,257	–
Deferred compensation payable	142	891
Deferred financing and share issue costs	175	146
Other	(51)	42
	16,992	(13,597)

Net future income taxes at December 31, 2009 are represented by future income tax assets of $37,466 (December 31, 2008 – $11,218) less future income tax liabilities of $20,474 (December 31, 2008 – $24,815). Loss carry-forwards expire at various dates ranging from December 31, 2015 to December 31, 2029.

The provision for income taxes in the statement of operations and retained earnings varies from the amount that would be computed by applying the expected tax rate of 29 percent (2008 – 29.50 percent) to income before income taxes and non-controlling interest. The main reasons for differences between such expected income tax expense and the amount actually recorded are:

Years Ended December 31,	2009	2008
(000s except percentages)	($)	($)
Income (loss) before income tax and non-controlling interest	(9,641)	21,238
Income tax rate (%)	29.00	29.50
Computed expected income tax expense	(2,796)	6,265
Increase (decrease) in income taxes resulting from:		
Drawdown of deferred credit	(83)	(1,517)
Non-deductible expenses/non-taxable income	2,072	3,012
Foreign tax rate and other foreign differences	(4,091)	(7,484)
Translation of foreign subsidiaries	(993)	1,355
Foreign withholding taxes	3	258
Future income tax adjustment from tax rate reductions	1,805	1,127
Other	(146)	499
	(4,229)	3,515

12. DEFERRED CREDIT

On the amalgamation of Denison Energy Inc. ("Denison") and the Company on March 24, 2004, a future income tax asset associated with Denison's income tax pools was recognized in the accounts. Denison had tax pools of approximately $220,000 for federal income tax purposes and $170,000 for provincial income tax purposes. After tax affecting these pools at applicable federal and provincial income tax rates, a future income tax asset of $70,771 was recorded. The fair value paid for the tax pools acquired was estimated to be $11,000. The difference between the future income tax asset recognized and the fair value of these tax pools was recorded as a deferred credit in the amount of $59,771. The deferred credit is reduced as these tax pools are utilized.

13. NON-CONTROLLING INTEREST

The continuity of the 20 percent non-controlling interest in a subsidiary of the Company is as follows:

	2009	2008
(000s)	($)	($)
Balance, January 1	44	–
Share capital contributed	–	185
Share of income (loss)	124	(141)
Balance, December 31	168	44

14. COMMITMENTS

The Company has lease commitments for premises, equipment, vehicles and storage facilities under agreements requiring aggregate minimum payments over the next six years, from December 31, 2009, as follows:

	Amount
(000s)	($)
2010	11,405
2011	7,687
2012	5,828
2013	3,896
2014	2,184
2015	1,689
	32,689

The Company has obligations for the purchase of products, services and capital assets over the next four years that total approximately $62,458.

15. FINANCIAL INSTRUMENTS

The Company's financial instruments that are included in the consolidated balance sheet are comprised of cash and cash equivalents, accounts receivable, current liabilities, long-term debt and capital lease obligations.

(a) Fair Values of Financial Assets and Liabilities

The fair values of financial instruments that are included in the consolidated balance sheet, except long-term debt, approximate their carrying amounts due to the short-term maturity of those instruments. The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239,575 before deduction of unamortized debt issue costs and unamortized debt discount of $11,768 (December 31, 2008 – $77,282 before deduction of unamortized debt issue costs of $4,531). The fair values of the remaining long-term debt and capital lease obligations approximate their carrying values, as described in notes 5 and 6.

(b) Credit Risk

Substantial amounts of the Company's accounts receivable are with customers in the oil and natural gas industry and are subject to normal industry credit risks. The Company mitigates this risk through its credit policies and practices including the use of credit limits and approvals, and by monitoring the financial condition of its customers. At December 31, 2009, the Company had a provision for doubtful accounts receivable of $1,445 related primarily to a customer who filed for Chapter 11 restructuring under U.S. bankruptcy law.

Payment terms with customers vary by country and contract. However, standard payment terms are 30 days from invoice date. The Company's aged trade accounts receivable at December 31, 2009, excluding provision for doubtful accounts, is as follows:

As at December 31,	2009
(000s)	($)
Current	**89,461**
31 – 60 days	**35,269**
61 – 90 days	**5,937**
91+ days	**2,721**
Total	**133,388**

(c) Interest Rate Risk

The Company is exposed to interest rate cash flow risk on debt subject to floating interest rates. The increase or decrease in interest expense for each 1 percent change in interest rates on floating rate debt outstanding at December 31, 2009 amounts to $247 (2008 – $nil).

The Company's effective interest rate for the year ended December 31, 2009 was 7.53 percent (December 31, 2008 – 8.21 percent).

(d) Liquidity Risk

The Company's principal sources of liquidity are operating cash flows, existing or new credit facilities and new share equity. The Company monitors its liquidity position on an ongoing basis to ensure it has sufficient funds to complete planned capital and other expenditures. The Company mitigates liquidity risk by maintaining adequate banking and credit facilities and continuously monitoring its forecast and actual cash flows. The Company may also adjust its capital spending and dividends to shareholders to maintain liquidity.

(e) Foreign Exchange Risk

The Company is exposed to foreign exchange risk associated with foreign operations where revenues and costs may be denominated in currencies other than Canadian dollars. These currencies include the U.S. dollar, Russian rouble, Mexican peso and Argentine peso. The Company is also exposed to the impact of foreign currency fluctuations in its Canadian operations on purchases of products and capital assets from vendors in the U.S. In addition, the Company's senior unsecured notes and related interest expense are denominated in U.S. dollars; the amount of debt and interest expressed in Canadian dollars varies with fluctuations in the US$/Cdn$ exchange rate; however, this risk is mitigated by the Company's sizable U.S. operations and related revenue streams.

At December 31, 2009, a change in the value of foreign currencies in the Company's consolidated financial instruments (cash, accounts receivable, accounts payable and debt) would have had the following impact on net income and other comprehensive income:

(000s)	Increase (Decrease) to Net Income ($)	Increase (Decrease) to Other Comprehensive Income ($)
1% decrease in value of U.S. dollar	698	1,331
1% increase in value of U.S. dollar	(698)	(1,331)
1% decrease in value of Russian rouble	(88)	–
1% increase in value of Russian rouble	88	–

16. ACQUISITIONS

(a) 1368303 Alberta Ltd.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling $2,720. The Company issued 78,579 common shares with a value of $1,357 in conjunction with the acquisition, in addition to $1,363 of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

(b) ChemErgy Ltd.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. ("ChemErgy") that it did not previously own for aggregate consideration of $6,638. The purchase price was satisfied through the payment to the vendors of $4,843 in cash, the transfer of real property at a value of $512, and the issuance of 71,581 common shares of the Company with a value of $1,283. ChemErgy's operations were subsequently wound up into the Company's and ChemErgy was dissolved on January 31, 2008. Net assets acquired were as follows:

(000s)	Amount ($)
Goodwill	4,520
Cash	89
Other working capital	1,658
Capital assets	371
Total consideration	6,638

(c) Asset Acquisition

On August 14, 2009, the Company purchased the fracturing assets of a competitor for $44,513 including related transaction costs. The Company acquired $42,252 of capital assets comprised of fracturing equipment and certain real property, as well as $2,261 of the vendor's parts and materials inventory. The purchase price was satisfied through payment of $41,071 in cash and the assumption of long-term debt in the amount of $3,442.

(d) Century Oilfield Services Inc.

On November 10, 2009, the Company acquired all of the issued and outstanding shares of Century Oilfield Services Inc. for aggregate consideration of $100,898. The Company issued 5,144,344 common shares at a value of $15.98 per share (based on the volume-weighted average share price for the three days prior to and after the announcement date of September 20, 2009) with a value of $82,207 in conjunction with the acquisition, in addition to cash of $13,506 and transaction costs of $5,185. Net assets acquired and liabilities assumed were as follows:

	Amount
(000s)	($)
Working capital	18,216
Capital assets	108,930
Future income tax asset	21,014
Bank loan and long-term debt	(42,069)
Obligation under capital leases	(5,193)
Total consideration	100,898

17. SUPPLEMENTAL INFORMATION

Changes in non-cash operating assets and liabilities for the years ended December 31, 2009 and 2008 are as follows:

Years Ended December 31,	2009	2008
(000s)	($)	($)
Accounts receivable	605	(30,670)
Income taxes recoverable	4,901	(6,443)
Inventory	4,224	(15,806)
Prepaid expenses and deposits	3,183	(202)
Accounts payable and accrued liabilities	(11,465)	22,999
Other long-term liabilities	(141)	(514)
	1,307	(30,636)
Interest paid	12,070	11,139
Income taxes paid (received)	(3,048)	1,837

Changes in non-cash working capital from the purchase of capital assets for the years ended December 31, 2009 and 2008 are as follows:

Years Ended December 31,	2009	2008
(000s)	($)	($)
Accounts payable and accrued liabilities	(10,534)	8,443
	(10,534)	8,443

The preceding amounts exclude any changes in working capital resulting from the acquisitions described in note 16(b) and 16(c).

18. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At December 31, 2009, the long-term debt to cash flow ratio was 4.93:1 (December 31, 2008 – 1.98:1) calculated on a 12-month trailing basis as follows:

As at December 31,	2009	2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs and debt discount) (note 5)	**269,347**	159,899
Cash flow	**54,620**	80,747
Long-term debt to cash flow ratio	**4.93:1**	1.98:1

The higher ratio at December 31, 2009 as compared to December 31, 2008 is partially due to the fact that additional long-term debt was assumed as part of the Century acquisition (note 16d). Also, the additional cash flow contributed as a result of this acquisition was only included in the Company's results for the period November 10, 2009 through December 31, 2009.

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

19. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $10,270 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately $53 (35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $335 (223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $192 (128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $659 (439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The Company has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90 percent of its entitlement under an offshore licence agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Company's control.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

20. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States	Latin America	Corporate	Consolidated
(000s)	($)	($)	($)	($)	($)	($)
Year Ended December 31, 2009						
Revenue	**241,821**	**66,630**	**218,276**	**64,773**	**–**	**591,500**
Operating income (loss) [1]	**32,864**	**18,967**	**25,893**	**10,612**	**(17,201)**	**71,135**
Segmented assets	**447,889**	**110,372**	**240,975**	**41,654**	**–**	**840,890**
Capital expenditures	**35,196**	**7,798**	**56,558**	**2,624**	**–**	**102,176**
Goodwill	**7,236**	**979**	**2,308**	**–**	**–**	**10,523**
Year Ended December 31, 2008						
Revenue	273,398	57,355	205,999	27,611	–	564,363
Operating income (loss) [1]	40,294	8,842	52,788	(1,817)	(18,167)	81,940
Segmented assets	299,487	110,207	262,266	19,812	–	691,772
Capital expenditures	36,585	6,343	37,534	4,345	–	84,807
Goodwill	7,236	979	2,308	–	–	10,523

[1] Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

Years Ended December 31,	2009	2008
(000s)	($)	($)
Fracturing	**504,441**	468,274
Coiled tubing	**47,667**	56,386
Cementing	**25,696**	30,116
Other	**13,696**	9,587
	591,500	564,363

The Company's customer base consists of over 180 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Company's broad customer base, Calfrac has four significant customers that collectively accounted for approximately 49 percent of the Company's revenue for the year ended December 31, 2009 (year ended December 31, 2008 – three significant customers for approximately 35 percent) and of such customers, one customer accounted for approximately 17 percent of the Company's revenue for the year ended December 31, 2009 (year ended December 31, 2008 – 12 percent).

21. RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP. Any differences in accounting principles between Canadian GAAP and U.S. GAAP as they apply to the Company are not material, except as described below. The adjustments below are measurement differences only and do not reflect any disclosure differences that may exist between Canadian GAAP and U.S. GAAP.

The application of U.S. GAAP would affect consolidated net income, comprehensive income and accumulated other comprehensive income for the years ended December 31, 2009 and 2008 as follows:

Years Ended December 31,	**2009**	2008
(000s, except per share data)	**($)**	**($)**
Net income (loss) under Canadian GAAP	**(5,536)**	17,864
Adjustments		
Selling, general and administrative expenses (a)	**(5,185)**	–
Depreciation (a)	**(242)**	–
Future income tax recovery (a)	**1,357**	–
Non-controlling interest (b)	**124**	(141)
Net income (loss) under U.S. GAAP	**(9,482)**	17,723
Attributable to:		
Calfrac	**(9,606)**	17,864
Non-controlling interest	**124**	(141)
	(9,482)	17,723
Other comprehensive income (loss)		
Change in foreign currency translation adjustment	**(9,955)**	11,918
Comprehensive income (loss)	**(19,437)**	29,641
Basic		
Income (loss) per share under U.S. GAAP	**(0.25)**	0.47
Diluted		
Income (loss) per share under U.S. GAAP	**(0.25)**	0.47
Accumulated other comprehensive income (loss)		
Balance, beginning of year – U.S. GAAP	**5,714**	(6,204)
Other comprehensive income	**(9,955)**	11,918
Balance, end of year – U.S. GAAP	**(4,241)**	5,714

The application of U.S. GAAP would have the following effect on the consolidated balance sheets as reported:

As at December 31,	2009		2008	
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
	(#)	($)	(#)	($)
Assets				
Cash and cash equivalents (f)	25,070	28,182	36,492	36,492
Capital assets (a)	579,233	592,311	459,874	459,874
Deferred charges (d)	–	7,168	–	4,531
Future income taxes (a)	37,466	35,493	11,218	11,218
Liabilities				
Bank indebtedness (f)	–	3,112	–	–
Long-term debt (d)	267,351	274,519	159,899	164,430
Non-controlling interest (b)	168	–	44	–
Shareholders' Equity				
Capital stock	251,282	266,457	168,813	168,813
Non-controlling interest	–	168	–	44
Retained earnings	202,083	198,013	211,652	211,652
Accumulated other comprehensive income	(4,241)	(4,241)	5,714	5,714

(a) Business Combinations

Effective January 1, 2009 the Company adopted new U.S. GAAP standards on "Business Combinations". The new standard maintains the use of the acquisition method of accounting for all business combinations and requires that an acquirer be identified for each business combination. The standard also establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and non-controlling interests in an acquiree and any goodwill acquired in a business combination. Equity securities issued as consideration in a business combination are recorded at fair value as of the acquisition date. In addition, entities are required to expense transaction costs associated with the transaction. Effective January 1, 2009 the Company also adopted new guidance on "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination". Under this statement, an acquirer is required to recognize at fair value an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. These statements have been applied to transactions after January 1, 2009.

On the acquisition of Century in November 2009, consideration comprised cash and common shares of the Company. Under U.S. GAAP, the total consideration and the purchase price allocation would be recorded differently as a result of the following:

1) Share consideration – U.S. GAAP requires the share price on the date of closing the acquisition ($18.93) be used in determining share consideration for the purchase equation. For Canadian GAAP purposes, the volume-weighted average share price of $15.98 for the three days prior to and after the announcement date was used.

2) Transaction costs of $5,185 were expensed when incurred.

3) Depreciation costs are higher due to the higher carrying value of capital assets for U.S. GAAP purposes. Under Canadian GAAP, negative goodwill on the transaction was allocated on a pro rata basis to the capital assets acquired. For U.S. GAAP purposes, the difference in consideration that arose from the use of the acquisition closing date was included in the value ascribed to capital assets.

4) Future income tax assets would be decreased as a result of the higher value ascribed to the capital assets.

5) Future tax expense (recovery) for U.S. GAAP purposes would be higher due to lower net income arising from increased depreciation and transaction costs.

Under Canadian GAAP, the Company's purchase of fracturing assets of a competitor is considered an asset acquisition. Under U.S. GAAP, this transaction is considered a business combination. There were no significant differences in the values assigned in the purchase price allocation between the Canadian and US GAAP. The purchase price was allocated to capital assets $42,252, inventory $2,261 and long-term debt of $3,442 using fair values of the net assets at the date of acquisition. Transaction costs were not significant.

(b) Non-controlling Interests

Effective January 1, 2009 the Company adopted new guidance on "Non-Controlling Interests in Consolidated Financial Statements – An Amendment of Accounting Research Bulletin (ARB) No. 51." This statement recognizes that a non-controlling interest in a subsidiary is an ownership interest in a consolidated entity that should be reported as equity in the consolidated financial statements. This statement also changed the way the consolidated statements of income (loss) and comprehensive income (loss) are presented by requiring consolidated net income (loss) and comprehensive income (loss) to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest.

Under U.S. GAAP, the non-controlling interests on the statements of operations and balance sheets would be reclassified from current presentation. On the balance sheets, non-controlling interests would be presented as a separate component of shareholders' equity. On the statements of operations, net income (loss) for the year ended December 31, 2009 includes both the Company's and the non-controlling interests' share of net income (loss) for the period. Net income (loss) attributable to the Company for the year ended December 31, 2009 would be disclosed separately, below net income (loss). The reclassification would have no impact on earnings (loss) per share for either period presented.

(c) Stock-Based Compensation

Under Canadian GAAP, the Company recognizes compensation cost for the fair value of stock option grants over the vesting period of these grants as a charge to compensation expense and a credit to contributed surplus. The Company also recognizes compensation cost, over the vesting period, for the fair value of its deferred stock units and performance stock units, estimated based on the current market price of the Company's shares.

The Company uses the revised standards outlined under "Share-Based Payment" for U.S. GAAP. Under these standards, the Company is required to determine and incorporate a forfeiture multiplier into its calculation of stock-based compensation cost for its stock options and stock units. Under Canadian GAAP the Company accounts for forfeitures as they occur. The Company estimates that the impact of any forfeiture multiplier would not result in a significant difference between Canadian and U.S. GAAP.

(d) Long-Term Debt Issue Costs

Under Canadian GAAP, the Company includes financing costs in the amortized cost of the long-term debt. Under U.S. GAAP, financing costs associated with the long-term debt would be classified separately as a deferred long-term asset and amortized over the term of the long-term debt also using the effective interest rate method.

The consolidated balance sheet as at December 31, 2009, as a result, would be adjusted to reflect a deferred long-term asset of $7,168 with an offsetting increase to long-term debt (December 31, 2008 – $4,531).

(e) Future Income Taxes

On January 1, 2007, the Company adopted U.S. GAAP guidance on "Accounting for Uncertainty in Income Taxes" clarifying the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The cumulative effect, if any, of applying the guidance for income tax uncertainties is to be reported as an adjustment to opening retained earnings in the year of adoption. The adoption of the standard did not have a material impact on the consolidated financial statements.

The Company and its entities are subject to income taxation and related audits in the various tax jurisdictions in which it operates. The tax years from 2003 to 2009 remain open to examination in Canada, the tax years from 2006 to 2009 remain open to examination in the U.S, the tax years from 2008 to 2009 remain open to examination in Russia, the tax years from 2007 to 2009 remain open to examination in Mexico and the tax years 2008 to 2009 remain open to examination in Argentina.

In addition, pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas U.S. GAAP applies enacted tax rates. There are no differences for the year ended December 31, 2009 and 2008 relating to tax rate differences.

(f) Statements of Cash Flows and Operations

The differences between Canadian GAAP and U.S. GAAP have not resulted in any significant variances concerning the consolidated statements of cash flows as reported except for the following:

1) Under U.S. GAAP the presentation of funds provided by operations as a sub-total in the operating activities section of the consolidated statements of cash flows would not be permitted;

2) Operating activities would be $5,185 lower and investing activities would be higher by the same amount as a result of expensing transaction costs under U.S. GAAP. Differences in depreciation expense and future income tax recoveries as well as classification of non-controlling interests would impact net loss and non-cash items within operating activities but would have no impact on overall operating activities.

In addition, under Canadian GAAP, bank overdrafts used to manage day-to-day cash can be classified as cash and cash equivalents. Under U.S. GAAP, bank overdrafts are liabilities that should be considered a form of short-term financing and classified as cash flows from financing activities. As at December 31, 2009, the Company had outstanding bank overdrafts of $3,112 (December 31, 2008 – $nil). As at December 31, 2009, the consolidated balance sheet would be adjusted to reflect cash and cash equivalents of $3,112 and bank indebtedness of $3,112. The effect of this is an inflow of cash from financing activities of $3,112 for the year ended December 31, 2009 (year ended December 31, 2008 – $nil).

(g) Recently Issued Accounting Standards

There are no relevant recently issued accounting standards that would impact the Company.

(h) Subsequent Events

Effective January 1, 2009, the Company adopted new U.S. GAAP guidance on "Subsequent Events." This standard establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth:

1) The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements.

2) The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements.

3) The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

The Company reviewed all subsequent events to March 1, 2010.

FORM 13-502F1

CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:		**Calfrac Well Services Ltd.**	
Fiscal year end date used to calculate capitalization:		**December 31, 2009**	
Market value of listed or quoted securities:			
Common Shares			
Total number of securities of a class or series outstanding at the end of the issuer's most recent fiscal year		42,898,880(i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (see clauses 2.11(a)(ii)(A) and (B) of the Rule)		$13.11(ii)	
Market value of class or series (i) x (ii)	=		$562,404,316.80(A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)			
US$235,000,000 Senior Notes			$246,985,000(B)
Market value of other securities: (see paragraph 2.11(b) of the Rule)			N/A
Capitalization (add market value of all classes and series of securities)			**$809,389,316.80**
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization above)			**$20,500**
New Reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)			N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)			N/A



530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date: 09/03/2010

To: All Canadian Securities Regulatory Authorities

Subject: CALFRAC WELL SERVICES LTD

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	05/04/2010
Record Date for Voting (if applicable) :	05/04/2010
Beneficial Ownership Determination Date :	05/04/2010
Meeting Date :	11/05/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	**CUSIP Number**	**ISIN**
COMMON SHARES	129584108	CA1295841086

Sincerely,

Computershare Trust Company of Canada / Computershare Investor Services Inc.

Agent for CALFRAC WELL SERVICES LTD

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business/Financial Editors:
Calfrac Announces Fourth Quarter Results

CALGARY, March 3 /CNW/ - Calfrac Well Services Ltd. ("Calfrac" or "the Company") (TSX-CFW) announces its financial and operating results for the three months and year ended December 31, 2009.

HIGHLIGHTS

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	Three Months Ended December 31,			Year Ended December 31,		
	2009	2008	Change	2009	2008	Change
(000s, except per share and unit data) (unaudited)	($)	($)	(%)	($)	($)	(%)
Financial						
Revenue	173,124	172,430	-	591,500	564,363	5
Operating income(1)	23,157	25,658	(10)	71,135	81,940	(13)
Net income (loss)	864	7,861	(89)	(5,536)	17,864	(131)
Per share - basic	0.02	0.21	(90)	(0.14)	0.47	(130)
Per share - diluted	0.02	0.21	(90)	(0.14)	0.47	(130)
Funds provided by operations(2)	19,580	24,838	(21)	54,620	80,747	(32)
Per share - basic	0.48	0.66	(27)	1.42	2.14	(34)
Per share - diluted	0.48	0.66	(27)	1.42	2.14	(34)
EBITDA(3)	23,398	26,740	(13)	68,795	83,957	(18)
Per share - basic	0.58	0.71	(18)	1.79	2.23	(20)
Per share - diluted	0.57	0.71	(20)	1.79	2.23	(20)
Working capital (end of period)	128,243	100,575	28	128,243	100,575	28
Shareholders' equity (end of period)	459,932	393,476	17	459,932	393,476	17
Weighted average common shares outstanding (No.)						
Basic	40,653	37,826	7	38,475	37,697	2
Diluted	40,956	37,826	8	38,475	37,717	2
Operating (end of period)						
Pumping horsepower (000s)				456	287	59

Coiled tubing units (No.)	28	18	56
Cementing units (No.)	21	18	17

(1) Operating income is defined as net income (loss) before depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest. Management believes that operating income is a useful supplemental measure as it provides an indication of the financial results generated by Calfrac's business segments prior to consideration of how these segments are financed or how they are taxed. Operating income is a measure that does not have any standardized meaning under generally accepted accounting principles ("GAAP") and, accordingly, may not be comparable to similar measures used by other companies.

(2) Funds provided by operations is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities. Funds provided by operations is a measure that provides shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management utilizes this measure to assess the Company's ability to finance operating activities and capital expenditures. Funds provided by operations is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

(3) EBITDA is defined as net income (loss) before interest, taxes, depreciation, amortization and non-controlling interest. EBITDA is presented because it is frequently used by securities analysts and others for evaluating companies and their ability to service debt. EBITDA is a measure that does not have any standardized meaning prescribed under GAAP and, accordingly, may not be comparable to similar measures used by other companies.

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PRESIDENT'S MESSAGE

I am pleased to present Calfrac's operating and financial highlights for the three months and year ended December 31, 2009 and discuss our prospects for 2010. During the fourth quarter, our Company:

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- completed the acquisition of Century Oilfield Services Inc. ("Century") for a total purchase price of $100.9 million, including transaction costs of $5.2 million, and assumed $29.0 million of indebtedness and other liabilities, net of working capital;
- increased its conventional pumping horsepower by 59 percent from 2008 to approximately 450,000 at the end of 2009 as a result of the acquisition of Century, the purchase of fracturing equipment from Pure Energy Services Ltd. ("Pure") during the third quarter of 2009 and the 2009 capital program;
- negotiated an increase to the Company's credit facilities to $175.0 million with a syndicate of Canadian financial institutions, which assisted with the funding of the Century acquisition;
- closed a private offering of an additional US$100.0 million of senior notes due in February 2015, the proceeds of which were used to repay a portion of Calfrac's outstanding revolving term credit facilities; and
- received the Supplier of the Year award for 2009 from Royal Dutch Shell's Upstream Americas division as a result of the Company's delivery of superior service quality and excellent Health, Safety and

Environment performance throughout its fracturing and coiled tubing operations in western Canada.

Financial Highlights

For the three months ended December 31, 2009, the Company recorded:

- revenue of $173.1 million versus $172.4 million in the fourth quarter of 2008 led by higher activity in the Company's Latin American and Russian divisions;
- operating income of $23.2 million versus $25.7 million in the comparable period in 2008 resulting from lower income in the United States being mostly offset by improved financial results in Canada, Russia and Latin America; and
- net income of $0.9 million or $0.02 per share compared to $7.9 million or $0.21 per share in the comparable 2008 period, which included a foreign exchange gain of $0.1 million versus $1.1 million in the comparable period of 2008.

For the year ended December 31, 2009, the Company's results included:

- an increase in revenue of 5 percent to $591.5 million from $564.4 million in 2008 driven primarily by strong growth in Calfrac's international operations;
- a net loss of $5.5 million or $0.14 per share compared to net income of $17.9 million or $0.47 per share in 2008, which included a foreign exchange loss of $3.8 million or $0.10 per share versus a foreign exchange gain of $1.9 million in 2008 or $0.05 per share;
- funds provided by operations of $54.6 million or $1.42 per share versus $80.7 million or $2.14 per share in 2008; and
- working capital of $128.2 million and $148.0 million of unutilized credit facilities at the end of the year.

Operational Highlights

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Canada

During the fourth quarter, fracturing and coiled tubing activity in western Canada continued to be concentrated in the Montney and Deep Basin unconventional natural gas resource plays of northern Alberta and northeast British Columbia. In addition, activity levels in the Bakken oil play in southeast Saskatchewan gained momentum throughout the fourth quarter and the acquisition of Century expanded the Company's presence in this region. Calfrac also participated in the renewed activity in the Cardium light oil play located in central Alberta.

United States

Fracturing and cementing activity levels in the Fayetteville basin continued to be strong during the fourth quarter. In addition, higher natural gas prices and the mitigation of gas takeaway issues resulted in solid activity levels in the Rocky Mountain region during the quarter. In November, the Company commenced operations in the Marcellus play in Pennsylvania with the transfer of a large fracturing fleet from the Company's Grand Junction district. However, the Company did incur some start-up costs related to the commencement of these fracturing operations. Initial interest from producers in this region has been encouraging and Calfrac's expects to grow its customer base in 2010.

Russia

In Western Siberia, fracturing and coiled tubing activity levels were relatively strong during the fourth quarter, but negatively impacted by extremely cold winter weather conditions in December which continued into January. The Company's reported financial results were also impacted by a 19 percent decline in the value of the Russian rouble from the fourth quarter of 2008. A sixth coiled tubing unit and fourth fracturing spread were deployed into Russia late in the fourth quarter and early in the first quarter of 2010, respectively. The Company has been awarded work in four operating areas in Russia with two of that country's largest oil and natural gas companies. The Company has commenced work based on the written authorizations of these customers and has executed four annual contracts in respect of the award, with two additional annual contracts pending execution upon the finalization of their terms. As a result of such annual contract awards, Calfrac expects high levels of equipment utilization in the upcoming year.

Mexico

Fracturing and cementing activity in Mexico during the fourth quarter of 2009 was concentrated in the Chicontepec field where the Company currently operates two fracturing spreads and six cementing units. As a result of Pemex's continued focus on drilling and completions in this region, fracturing and cementing activity during the fourth quarter reached record levels offsetting the decline in fracturing activity in the Burgos natural gas field of northern Mexico.

Argentina

During the fourth quarter, activity in the Company's cementing operations in Argentina was strong although impacted by the completion of smaller jobs. Calfrac continues to generate strong operating margins in this market. The Company continues to develop new market opportunities as the Argentine business environment evolves.

Corporate

On November 10, 2009, the Company completed the acquisition of Century for a total purchase price of $100.9 million, including transaction costs of $5.2 million, and assumed $29.0 million of indebtedness and other liabilities, net of working capital. This transaction provided the Company with equipment built similar to Calfrac's specifications at a discount to replacement cost, a larger presence within the Montney, Deep Basin and Bakken unconventional resource plays and makes Calfrac the largest Canadian fracturing service provider in terms of fracturing pumping capacity.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. This facility assisted with the financing of the Century acquisition and provides further financial flexibility to the Company.

On December 16, 2009, the Company closed a private offering of an additional US$100.0 million of senior notes due in February 2015, the proceeds of which were used to repay a portion of Calfrac's outstanding credit facilities.

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Outlook and Business Prospects

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As a result of the recent improvement in global economic conditions, oil and natural gas prices have strengthened, leading to higher levels of drilling and completion activity in Canada and the United States during the fourth quarter of 2009 and the early part of 2010. Well completions activity in Canada and the United States during 2010 is expected to remain focused on horizontal wells incorporating multi-stage fracturing technology and coiled tubing within unconventional oil and natural gas resource plays, which is expected to increase overall utilization levels for the pressure pumping service industry during 2010.

The Company closed the acquisition of Century during the fourth quarter and has integrated these operations within its Canadian operating structure. This acquisition is expected to help drive future growth in Canada with the energy sector's ongoing focus on unconventional natural gas and oil plays. Stronger commodity price fundamentals are anticipated during 2010, which are expected to result in higher fracturing and coiled tubing equipment utilization in Canada. The recent industry trend toward using multi-stage fracturing completion technology within horizontal wells drilled into oil reservoirs such as the Cardium, Viking, Lower Shaunavon and Bakken is expected to provide additional demand for pressure pumping services in the Western Canada Sedimentary Basin. Calfrac has allocated a portion of its 2010 capital budget to augmenting the infrastructure required to support its newest operating districts in Dawson Creek and Fort Nelson, British Columbia and Estevan, Saskatchewan, which support the Montney, Horn River and Bakken unconventional resource plays, respectively. Overall, the financial performance of Calfrac's western Canada operations during 2010 is anticipated to improve significantly from 2009.

In the United States, fracturing and cementing activity in the Fayetteville shale play of Arkansas is expected to remain strong in 2010 and, as a result of higher overall demand for pressure pumping services, pricing levels in this market are anticipated to improve from the fourth quarter of 2009. Well completions activity in the Rocky Mountain region of Colorado is also expected to be higher than in the previous year due to increased pipeline infrastructure, which has alleviated most of the takeaway constraints experienced by Calfrac's customers. The fracturing assets acquired from Pure during the third quarter provided Calfrac with the operational flexibility to enter the Marcellus shale play of Pennsylvania during the fourth quarter. The Company expects that drilling and completion activity in this new play will increase significantly and provide further growth opportunities for Calfrac in this market.

As discussed above, Calfrac was recently awarded work with two of Russia's largest oil and natural gas companies and currently operates four fracturing spreads and six coiled tubing units in this oil-focused market. With a larger equipment fleet and broader customer base, the Company expects continued strong financial performance in this region during 2010.

The Company expanded its Mexican pressure pumping operations in the Poza Rica area during 2009 with the commencement of fracturing operations during the second quarter and cementing operations in September. Calfrac currently operates two fracturing spreads and six cementing units in the Chicontepec oil and natural gas field, where completion activity levels are expected to remain strong in 2010. However, activity for the Company's fracturing crew in the Burgos field of northern Mexico is anticipated to decline slightly from 2009 levels as Pemex focuses on the development of the Chicontepec region. In Argentina, utilization of Calfrac's three cementing units and acidizing equipment is expected to be relatively strong during the coming year. The Company's Latin America management team is continuing to evaluate future opportunities for growth in the Latin America market.

Calfrac is also pleased to announce that its Board of Directors has approved an $11 million increase to the 2010 capital budget for a revised total of $56 million. The majority of this additional capital will be focused on new sand storage and handling equipment related to the Company's upcoming activity in the Horn River Basin and the addition of 7,500 hydraulic horsepower to its equipment fleet currently operating in the Marcellus Shale play. The total approved capital budget for 2010, including $14 million of carryforward capital from 2009, is now $70 million.

On February 18, 2010, Calfrac and seven other pressure pumping companies received a request for information from the Congress of the United States, Committee on Energy and Commerce in relation to the practice of hydraulic fracturing. The Company confirmed to the Committee that it will voluntarily provide the requested information on a timely basis. Calfrac is committed to developing energy resources in an environmentally sound manner and in accordance with all applicable laws and regulations. Calfrac does not view this Congressional request as a criticism of the Company or its hydraulic fracturing operations.

Overall, demand for pressure pumping services in North America over the short term is expected to increase from the previous year and the long-term outlook for the pressure pumping industry remains strong. Calfrac continues to focus on streamlining its cost structure and improving operating efficiencies. The Company will continue to execute its strategic business model by capitalizing on future growth opportunities while using a conservative approach in order to maintain financial flexibility and a strong balance sheet.

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On behalf of the Board of Directors,

Douglas R. Ramsay
President & Chief Executive Officer

March 3, 2010

2009 Overview

In the fourth quarter of 2009, the Company:

- generated revenue of $173.1 million versus $172.4 million in the fourth quarter of 2008;
- reported net income of $0.9 million or $0.02 per share compared to $7.9 million or $0.21 per share in the comparable 2008 period, which included a foreign exchange gain of $0.1 million versus $1.1 million in the comparable period of 2008;
- completed the acquisition of Century for a total purchase price for accounting purposes of $100.9 million, including transaction costs of $5.2 million, and assumed $29.0 million of indebtedness and other liabilities, net of working capital;
- negotiated an increase to the Company's credit facilities to $175.0 million with a syndicate of Canadian financial institutions, which assisted with the funding of the Century acquisition; and
- closed a private offering of an additional US$100.0 million of senior notes due in February 2015, the proceeds of which were used to repay a portion of Calfrac's outstanding credit facilities.

For the year ended December 31, 2009 the Company:

- responded to difficult economic conditions by significantly reducing costs and North American headcount beginning in the first quarter;
- increased revenue by 5 percent to $591.5 million from $564.4 million in 2008 driven primarily by strong growth in Calfrac's international operations;
- reported operating income of $71.1 million, a decrease of 13 percent from 2008, which included the impact of cost reduction measures undertaken in Canada and the United States early in the second quarter offset partially by restructuring costs of approximately $1.5 million;
- reported a net loss of $5.5 million or $0.14 per share compared to net income of $17.9 million or $0.47 per share in 2008, which included a foreign exchange loss of $3.8 million versus a foreign exchange gain of $1.9 million in 2008;
- generated funds provided by operations of $54.6 million or $1.42 per share versus $80.7 million or $2.14 per share in 2008;
- incurred capital expenditures of $102.2 million, including $42.3 million for the acquisition of the fracturing assets of Pure, primarily to bolster the Company's fracturing fleet;
- increased its conventional pumping horsepower by 59 percent to approximately 450,000 at the end of 2009 as a result of the

acquisition of Century, organic growth and the purchase of Pure's fracturing equipment; and
- paid dividends of $4.0 million or $0.10 per share from funds provided by operations compared to $3.8 million or $0.10 per share in 2008.

Financial Overview - Three Months Ended December 31, 2009 Versus 2008

Canada

Three Months Ended December 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	84,754	82,788	2
Expenses			
Operating	63,344	67,905	(7)
SG&A	2,653	3,069	(14)
	65,997	70,974	(7)
Operating income(1)	18,757	11,814	59
Operating income (%)	22.1%	14.3%	55
Fracturing revenue per job ($)	91,134	70,102	30
Number of fracturing jobs	868	988	(12)
Coiled tubing revenue per job ($)	23,442	11,251	108
Number of coiled tubing jobs	241	904	(73)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during the fourth quarter of 2009 was $84.8 million versus $82.8 million in the comparable three-month period of 2008. The 2 percent increase in revenue was primarily due to the completion of larger jobs in the unconventional resource plays located in northern Alberta and northeast British Columbia and an increase in oil-related fracturing in the resource plays of southeast Saskatchewan and west central Alberta. This increase was partially driven by incremental revenue as a result of the acquisition of Century in mid-November 2009. These factors were partially offset by lower shallow gas fracturing activity in southern Alberta and the impact of suspending shallow coiled tubing and cementing operations in Canada during the second quarter of 2009.

Operating Expenses

Operating expenses in Canada decreased by 7 percent to $63.3 million during the fourth quarter of 2009 from $67.9 million in the same period of 2008. The decrease in Canadian operating expenses was mainly due to lower overall fracturing and coiled tubing activity levels combined with lower personnel costs attributable to the impact of restructuring initiatives undertaken during the second quarter of 2009.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations during the fourth quarter of 2009 decreased from the corresponding period in 2008 by 14 percent to $2.7 million primarily due to lower compensation expenses as a result of restructuring initiatives undertaken early in the second quarter of 2009.

United States

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Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	54,256	68,790	(21)
Expenses			
Operating	48,760	47,026	4
SG&A	2,091	4,007	(48)
	50,851	51,033	-
Operating income(1)	3,405	17,757	(81)
Operating income (%)	6.3%	25.8%	(76)
Fracturing revenue per job ($)	59,263	87,615	(32)
Number of fracturing jobs	867	733	18
Cementing revenue per job ($)	21,458	18,347	17
Number of cementing jobs	134	249	(46)
Cdn$/US$ average exchange rate(2)	1.0563	1.2124	(13)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations decreased during the fourth quarter of 2009 to $54.3 million from $68.8 million in the comparable quarter of 2008. The decrease in United States revenue was due primarily to the depreciation in the value of the United States dollar, competitive pricing pressures, lower fracturing activity levels and smaller job sizes in the Rocky Mountain region and lower cementing activity levels. This was partially offset by higher fracturing activity levels and job sizes in Arkansas, the commencement of fracturing operations in Pennsylvania and the completion of larger cementing jobs.

Operating Expenses

Operating expenses in the United States were $48.8 million for the fourth quarter of 2009, an increase of 4 percent from the comparative period in 2008. The increase in operating expenses was primarily due to the increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and start-up expenses related to the commencement of fracturing operations in the Marcellus shale play of Pennsylvania. In addition, higher equipment repair expenses due to the increase in fracturing activity in the unconventional resource plays of the United States also contributed to this increase in operating expenses. These factors were offset partially by the impact of the depreciation in the value of the United States dollar.

SG&A Expenses

SG&A expenses in the United States during the fourth quarter of 2009 decreased by 48 percent from the comparable period in 2008 to $2.1 million primarily due to lower personnel expenses and the impact of the depreciation in the value of the United States dollar. This decrease was offset partially by a $0.4 million provision for doubtful accounts receivable related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Russia

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Three Months Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	14,698	12,223	20
Expenses			
Operating	10,667	10,540	1
SG&A	984	1,156	(15)
	11,651	11,696	-
Operating income(1)	3,047	527	478
Operating income (%)	20.7%	4.3%	381
Fracturing revenue per job ($)	74,379	129,217	(42)
Number of fracturing jobs	120	49	145
Coiled tubing revenue per job ($)	52,959	61,369	(14)
Number of coiled tubing jobs	109	96	14
Cdn$/rouble average exchange rate(2)	0.0358	0.0444	(19)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

During the fourth quarter of 2009, the Company's revenue from Russian operations increased by 20 percent to $14.7 million from $12.2 million in the corresponding three-month period of 2008. The increase in revenue was mainly due to higher fracturing and coiled tubing activity levels being partially offset by smaller job sizes, lower annual contract pricing, extremely cold weather conditions in Western Siberia during December 2009 and the depreciation of the Russian rouble by 19 percent versus the Canadian dollar.

Operating Expenses

Operating expenses in Russia in the fourth quarter of 2009 were $10.7 million compared to $10.5 million in the corresponding period of 2008. The increase in operating expenses was primarily due to the higher revenue base and equipment utilization combined with higher fuel expenses as a result of the extremely cold weather conditions in Western Siberia during December 2009, offset partially by the depreciation in the Russian rouble against the Canadian dollar.

SG&A Expenses

SG&A expenses in Russia were $1.0 million for the three-month period ended December 31, 2009 versus $1.2 million in the same quarter of 2008. The decrease was primarily due to the depreciation of the Russian rouble.

Latin America

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Three Months Ended December 31,	2009	2008	Change

(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	19,416	8,629	125
Expenses			
Operating	16,389	7,692	113
SG&A	430	282	52
	16,819	7,974	111
Operating income(1)	2,597	655	296
Operating income (%)	13.4%	7.6%	76
Cdn$/Mexican peso average exchange rate(2)	0.0809	0.0928	(13)
Cdn$/Argentine peso average exchange rate(2)	0.2765	0.3574	(23)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $19.4 million during the fourth quarter of 2009 versus $8.6 million in the comparable three-month period in 2008. For the three months ended December 31, 2009 and 2008, revenue generated through subcontractors was $4.4 million and $2.4 million, respectively. The increase in revenue was primarily due to higher fracturing activity with the expansion of the Company's fracturing operations into the Chicontepec region during the second quarter and the completion of larger jobs in Mexico. In addition, revenue in the Latin America division increased due to the commencement of cementing operations in Mexico during the third quarter of 2009 combined with higher cementing activity levels in Argentina. This increase was partially offset by the depreciation of the Mexican and Argentine peso versus the Canadian dollar and smaller job sizes in Argentina.

Operating Expenses

Operating expenses in Latin America for the three months ended December 31, 2009 increased by 113 percent from the comparative period in 2008 to $16.4 million. This increase was primarily due to higher fracturing activity and higher product costs related to the completion of more and larger fracturing jobs in Mexico. In addition, operating expenses increased as a result of costs related to the start-up and commencement of cementing operations in Mexico during the third quarter of 2009 and incremental expenses related to higher activity levels in Argentina.

SG&A Expenses

SG&A expenses in Latin America increased to $0.4 million from $0.3 million in the comparable quarter of 2008 primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

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Three Months Ended December 31,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)

Expenses			
Operating	520	747	(30)
SG&A	4,129	4,348	(5)
	4,649	5,095	(9)
Operating loss(1)	(4,649)	(5,095)	9

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Operating Expenses

Operating expenses primarily relate to global operations and research and development ("R&D") personnel located in the Corporate headquarters who directly support the Company's global field operations. The 30 percent decrease in Corporate operating expenses from the fourth quarter of 2008 is mainly due to lower compensation expenses as a result of a decrease in the number of personnel supporting the Company's operations and the impact of cost-saving initiatives implemented during the second quarter of 2009.

SG&A Expenses

For the three months ended December 31, 2009, Corporate SG&A expenses decreased by 5 percent from the comparable 2008 period to $4.1 million, mainly due to lower expenses resulting from cost-saving measures implemented early in the second quarter of 2009, offset partially by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $4.3 million for the fourth quarter of 2009 represented an increase of $0.8 million from $3.5 million in the comparable period of 2008. This increase was primarily due to higher overall long-term debt levels, offset partially by lower interest expense related to the Company's unsecured senior notes resulting from the depreciation in the value of the United States dollar.

For the three months ended December 31, 2009, depreciation expense increased by 23 percent to $17.6 million from $14.3 million in the corresponding quarter of 2008. The increase in depreciation expense is mainly a result of a larger fleet of equipment operating in North America, the Company's acquisition of fracturing assets from Pure and the fracturing and coiled tubing equipment acquired in the acquisition of Century, offset partially by the depreciation in the value of the United States dollar.

Foreign Exchange Losses or Gains

The Company realized a foreign exchange gain of $0.1 million during the fourth quarter of 2009 versus $1.1 million in the comparative three-month period of 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. On a quarter-over-quarter basis, the decrease in the foreign exchange gain was mainly due to the impact of the significant depreciation of the Canadian dollar on foreign net assets denominated in United States dollars during the fourth quarter of 2008.

Income Tax Expenses

The Company recorded an income tax expense of $0.6 million during the fourth quarter of 2009 compared to income tax expense of $1.1 million in the comparable period of 2008. The effective income tax rate for the three months ended December 31, 2009 was 41 percent compared to an effective tax rate of 12 percent in the same quarter of 2008. The decrease in total income tax expense was primarily due to pre-tax losses in the United States and lower profitability in Canada, offset partially by higher profitability in Mexico, Russia and Argentina combined with the impact of lower enacted Canadian future income tax rates on the Company's future income tax asset. The increase in the effective tax rate was primarily due to Canadian income for the fourth quarter of 2009 being taxed at full statutory rates; however, the provision for income taxes on Canadian income in the fourth quarter of 2008 was tax affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit related to Denison amalgamation in 2004.

Summary of Quarterly Results

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Three Months Ended	Mar. 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	145,627	94,657	151,650	172,430
Operating income (loss)(1)	29,477	(1,008)	27,812	25,658
Net income (loss)	14,269	(15,469)	11,203	7,861
Per share - basic	0.38	(0.41)	0.30	0.21
Per share - diluted	0.38	(0.41)	0.30	0.21
Funds provided by operations(1)	28,790	(9)	27,128	24,838
Per share - basic	0.77	-	0.72	0.66
Per share - diluted	0.77	-	0.72	0.66
EBITDA(1)	31,047	(813)	26,983	26,740
Per share - basic	0.83	(0.02)	0.71	0.71
Per share - diluted	0.83	(0.02)	0.71	0.71
Capital expenditures	14,820	19,341	18,414	32,233
Working capital (end of period)	111,989	94,056	104,700	100,575
Shareholders' equity (end of period)	377,056	364,068	378,890	393,476
Operating (end of period)				
Pumping horsepower (000s)	232	255	287	287
Coiled tubing units (No.)	18	18	18	18
Cementing units (No.)	17	17	18	18

Three Months Ended	Mar. 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009
(000s, except per share and unit data) (unaudited)	($)	($)	($)	($)
Financial				
Revenue	180,388	104,727	133,261	173,124
Operating income (loss)(1)	27,427	4,052	16,499	23,157
Net income (loss)	5,528	(14,770)	2,842	864
Per share - basic	0.15	(0.39)	0.08	0.02
Per share - diluted	0.15	(0.39)	0.08	0.02
Funds provided by operations(1)	22,713	128	12,199	19,580
Per share - basic	0.60	-	0.32	0.48

Per share - diluted	0.60	-	0.32	0.48
EBITDA(1)	25,945	4,340	15,112	23,398
Per share - basic	0.69	0.11	0.40	0.58
Per share - diluted	0.69	0.11	0.40	0.57
Capital expenditures	15,857	9,862	58,212	18,245
Working capital (end of period)	129,532	111,864	103,331	128,243
Shareholders' equity (end of period)	402,537	380,515	378,972	459,932
Operating (end of period)				
Pumping horsepower (000s)	303	319	371	456
Coiled tubing units (No.)	18	18	18	28
Cementing units (No.)	20	20	21	21

(1) Refer to "Non-GAAP Measures" on page 16 for further information.

Financial Overview - Year Ended December 31, 2009 Versus 2008

Canada

Years Ended December 31,	2009	2008	Change
(000s, except operational information) (unaudited)	($)	($)	(%)
Revenue	241,821	273,398	(12)
Expenses			
Operating	199,214	222,362	(10)
Selling, General and Administrative (SG&A)	9,743	10,742	(9)
	208,957	233,104	(10)
Operating income(1)	32,864	40,294	(18)
Operating income (%)	13.6%	14.7%	(7)
Fracturing revenue per job ($)	90,741	62,657	45
Number of fracturing jobs	2,372	3,620	(34)
Coiled tubing revenue per job ($)	19,280	10,182	89
Number of coiled tubing jobs	1,193	2,953	(60)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Revenue

Revenue from Calfrac's Canadian operations during 2009 decreased by 12 percent to $241.8 million from $273.4 million in 2008 primarily due to lower fracturing and coiled tubing activity resulting from lower drilling and completion activity levels in the Western Canada Sedimentary Basin combined with the impact of suspending the Company's shallow coiled tubing operations and primary cementing operations in April 2009. This decline in activity was partially offset by an increase in the proportion of larger jobs completed in the unconventional resource plays located in northwest Alberta and northeast British Columbia resulting in a 45 percent increase in fracturing revenue per job. In addition, incremental revenue was generated as a result of the acquisition of Century in mid-November 2009.

Operating Expenses

Operating expenses in Canada were $199.2 million during 2009 versus $222.4 million in 2008 mainly due to lower activity levels and reflect the impact of cost rationalization measures initiated in the second quarter of 2009. This was offset by an increase in equipment repair expenses due primarily to a higher proportion of fracturing activity in the unconventional resource plays of western Canada and larger equipment fleet combined with $1.3 million of restructuring costs.

SG&A Expenses

SG&A expenses for Calfrac's Canadian operations were $9.7 million during 2009, a decrease of 9 percent from the corresponding period of 2008 due primarily to lower personnel costs arising from restructuring initiatives implemented early in the second quarter.

United States

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Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	218,276	205,999	6
Expenses			
Operating	184,973	143,247	29
SG&A	7,410	9,964	(26)
	192,383	153,211	26
Operating income(1)	25,893	52,788	(51)
Operating income (%)	11.9%	25.6%	(54)
Fracturing revenue per job ($)	71,515	67,669	6
Number of fracturing jobs	2,840	2,872	(1)
Cementing revenue per job ($)	20,259	14,904	36
Number of cementing jobs	749	782	(4)
Cdn$/US$ average exchange rate(2)	1.1420	1.0660	7

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Revenue from Calfrac's United States operations increased during 2009 to $218.3 million from $206.0 million in 2008 primarily due to the impact of the 7 percent appreciation in the value of the United States dollar versus the Canadian dollar. Higher fracturing activity levels in Arkansas, the positive impact of acquiring Pure's fracturing assets in August 2009 and the completion of larger cementing jobs were largely offset by competitive pricing pressures and lower fracturing activity in the Rocky Mountain region of Colorado.

Operating Expenses

Operating expenses in the United States were $185.0 million for 2009, an increase of 29 percent from 2008. This increase in operating expenses was primarily due to the impact of the appreciation of the United States dollar against the Canadian dollar, increased usage of proppant resulting from the completion of larger fracturing jobs in Arkansas and higher equipment repair expenses from the increase in fracturing activity in the unconventional resource plays of the United States.

SG&A Expenses

SG&A expenses in the United States during 2009 decreased by 26 percent from 2008 to $7.4 million primarily due to lower compensation expenses, offset partially by the appreciation of the United States dollar.

Russia

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Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	66,630	57,355	16
Expenses			
Operating	44,032	44,577	(1)
SG&A	3,631	3,936	(8)
	47,663	48,513	(2)
Operating income(1)	18,967	8,842	115
Operating income (%)	28.5%	15.4%	85
Fracturing revenue per job ($)	75,204	132,636	(43)
Number of fracturing jobs	558	234	138
Coiled tubing revenue per job ($)	46,983	61,924	(24)
Number of coiled tubing jobs	525	425	24
Cdn$/rouble average exchange rate(2)	0.0360	0.0429	(16)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

During 2009, the Company's revenue from Russian operations increased by 16 percent to $66.6 million from $57.4 million in 2008 primarily due to higher fracturing and coiled tubing activity being partially offset by smaller job sizes, lower annual contract pricing and the depreciation of the Russian rouble by 16 percent against the Canadian dollar.

Operating Expenses

Operating expenses in Russia in 2009 were $44.0 million compared to $44.6 million in 2008 primarily due to the depreciation in the Russian rouble versus the Canadian dollar offset by higher fracturing and coiled tubing activity.

SG&A Expenses

SG&A expenses in Russia were $3.6 million for 2009 versus $3.9 million in 2008 primarily due to the depreciation of the Russian rouble, offset partially by higher insurance costs and professional fees.

Latin America

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Years Ended December 31,	2009	2008	Change
(000s, except operational and exchange rate information) (unaudited)	($)	($)	(%)
Revenue	64,773	27,611	135
Expenses			
Operating	52,046	28,552	82
SG&A	2,115	876	141
	54,161	29,428	84
Operating income (loss)(1)	10,612	(1,817)	684
Operating income (loss) (%)	16.4%	-6.6%	348
Cdn$/Mexican peso average exchange rate(2)	0.0845	0.0959	(12)
Cdn$/Argentine peso average exchange rate(2)	0.3037	0.3319	(8)

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
(2) Source: Bank of Canada.
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Revenue

Calfrac's Latin America operations generated total revenue of $64.8 million during 2009 versus $27.6 million in 2008. The increase in revenue was primarily due to higher fracturing activity and larger job sizes in Mexico as a result of the Company's expansion into the Chicontepec region during the second quarter of 2009 and the addition of a third fracturing crew during the third quarter. In addition, the Company commenced cementing operations in Mexico during the third quarter of 2009 to service the Chicontepec region. Cementing activity in Argentina, which commenced during the second quarter of 2008, generated higher revenue with a full year of operations in 2009. These factors were offset partially by the 12 percent and 8 percent declines in the Mexican and Argentine pesos, respectively, versus the Canadian dollar.

Operating Expenses

Operating expenses in Latin America for 2009 increased by 82 percent from 2008 to $52.0 million. This increase was primarily due to a higher revenue base related to the start-up and commencement of fracturing operations and cementing operations in the Chicontepec region during the second and third quarters of 2009, respectively, combined with incremental expenses related to the Company's operations in Argentina, which began during the second quarter of 2008. In addition, Calfrac's Mexican operations incurred higher proppant costs as a result of the completion of larger fracturing jobs. These factors were partially offset by the depreciation of the Mexican and Argentine pesos.

SG&A Expenses

SG&A expenses in Latin America in 2009 increased by $1.2 million from 2008 to $2.1 million primarily due to the Company's expanded scale of operations in Mexico and Argentina.

Corporate

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Years Ended December 31,	2009	2008	Change
(000s) (unaudited)	($)	($)	(%)
Expenses			
Operating	2,418	2,520	(4)
SG&A	14,783	15,647	(6)
	17,201	18,167	(5)
Operating loss(1)	(17,201)	(18,167)	5

(1) Refer to "Non-GAAP Measures" on page 16 for further information.
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Operating Expenses

Operating expenses primarily relate to global operations and R&D personnel located in the Corporate headquarters who directly support the Company's global field operations. The 4 percent decrease in Corporate operating expenses from 2008 is mainly due to cost reduction measures implemented early in the second quarter.

SG&A Expenses

For 2009, Corporate SG&A expenses decreased by 6 percent to $14.8 million, mainly due to lower expenses arising from restructuring initiatives implemented early in the second quarter, offset slightly by higher stock-based compensation expenses.

Interest and Depreciation Expenses

The Company's net interest expense of $15.2 million for 2009 represented an increase of $3.6 million from $11.6 million in 2008. This increase was primarily due to higher interest expense related to the Company's unsecured senior notes resulting from the appreciation in the value of the United States dollar and additional interest expense related to the utilization of a portion of the Company's revolving term credit facilities.

For 2009, depreciation expense increased by 24 percent to $63.2 million from $51.1 million in 2008. This increase was mainly due to the Company's larger fleet of equipment operating in North America as a result of the 2009 capital program, the acquisition of fracturing assets from Pure, the appreciation in the value of the United States dollar and the fracturing and coiled tubing equipment acquired in the corporate acquisition of Century.

Foreign Exchange Losses or Gains

The Company incurred a foreign exchange loss of $3.8 million during 2009 versus a foreign exchange gain of $1.9 million in 2008. Foreign exchange gains and losses arise primarily from the translation of Calfrac's international operations in Russia, Mexico and Argentina using the temporal method. The change from a foreign exchange gain to a loss was mainly due to the appreciation of the Canadian dollar as at December 31, 2009 versus December 31, 2008 and the effect this change had on foreign net assets denominated in United States dollars, Russian roubles, Mexican pesos or Argentine pesos.

Income Tax Expenses

The Company recorded an income tax recovery of $4.2 million during 2009 versus income tax expense of $3.5 million during 2008. The effective income tax rate for 2009 was 44 percent compared to an effective tax rate of 17 percent in 2008. The change in the effective income tax rate period-over-period is due to the change in the mix of taxable earnings and losses incurred in the countries in which the Company operates and the differing rates of income tax attributable to those earnings and losses. In addition, Canadian losses for 2009 are being recovered at full statutory rates; however, the provision for income taxes on Canadian income in 2008 was tax affected at a significantly lower effective rate due to the offsetting impact of drawing down the deferred credit related to the Denison Energy Inc. ("Denison") amalgamation in 2004.

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Liquidity and Capital Resources

Years Ended December 31,	2009	2008
(000s)	($)	($)
(unaudited)		
Cash provided by (used in):		
Operating activities	55,927	50,111
Financing activities	70,282	19,172
Investing activities	(129,114)	(81,837)
Effect of exchange rate changes on cash and cash equivalents	(8,517)	9,942
Decrease in cash and cash equivalents	(11,422)	(2,612)

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Operating Activities

The Company's cash provided by operating activities for the year ended December 31, 2009 was $55.9 million versus $50.1 million in 2008. The change was primarily due to a $31.9 million net increase in non-cash working capital that was offset by a $26.1 million reduction in funds provided by operations (refer to "Non-GAAP Measures" on page 16). At December 31, 2009, Calfrac's working capital was approximately $128.2 million, an increase of 28 percent from December 31, 2008. The Company reviewed its year-end accounts receivable in detail and determined that a provision for doubtful accounts receivable totalling $1.4 million was adequate. The majority of this provision related to a customer that filed for Chapter 11 restructuring under United States bankruptcy law.

Financing Activities

Net cash provided by financing activities for 2009 was $70.3 million compared to $19.2 million in 2008. During 2009, the Company issued long-term debt for a total of $216.1 million, repaid $107.2 million of its revolving term credit facility and $34.6 million of its operating credit facility. In addition, Calfrac received proceeds of $0.2 million from the issuance of common shares during 2009 versus $8.9 million during 2008.

On September 29, 2009, the Company increased its credit facilities from $90.0 million to $170.0 million with a syndicate of Canadian chartered banks, and further increased these facilities on December 22, 2009 to $175.0 million. The facilities consist of an operating facility of $10.0 million and an extendible revolving term syndicated facility of $165.0 million. The terms of the renewed credit facility are based upon parameters of certain bank covenants with advances bearing interest at rates ranging from prime plus 1 percent to prime plus 1.75 percent. As of December 31, 2009, the Company had drawn $27.0 million on its syndicated facility, including letters of credit and bank overdraft, leaving a further $148.0 million in available credit.

On December 16, 2009, Calfrac completed an additional private placement of senior unsecured notes for an aggregate principal amount of US$100.0

million. The Company's US$235.0 million of senior unsecured notes are due on February 15, 2015 and bear interest at 7.75 percent per annum, which is paid semi-annually.

At December 31, 2009, the Company had cash and cash equivalents of $25.1 million. A portion of these funds was invested in short-term investments, which consisted primarily of an overnight money market fund.

The Company pays semi-annual dividends to shareholders of $0.05 per common share at the discretion of the Board of Directors, which qualify as "eligible dividends" as defined by the Canada Revenue Agency. These dividends were funded by funds provided by operations (refer to "Non-GAAP Measures" on page 16) and totalled $4.0 million and $3.8 million in 2009 and 2008, respectively.

Investing Activities

For 2009, Calfrac's net cash used for investing activities was $129.1 million versus $81.8 million for 2008. Capital expenditures were $102.2 million in 2009 compared to $84.8 million in 2008. Capital expenditures included the acquisition of the fracturing assets of Pure during the third quarter of 2009 for $42.3 million, and the remainder was primarily related to increasing the pumping capacity of the Company's fracturing equipment fleet throughout North America.

On November 10, 2009, the Company acquired all of the issued and outstanding common shares of Century, a privately held fracturing services company operating in Western Canada. Under the terms of the agreement, the purchase price of $90.0 million consisted of approximately $13.5 million of cash plus 5,144,344 common shares of the Company, with an agreed value of $76.5 million. For accounting purposes, the shares issuable in the transaction have a fair value of approximately $82.2 million based on the weighted average price of the Company's shares for the three trading days preceding and the three trading days following the date of the announcement of the agreement. The fair value of the share consideration for accounting purposes is calculated on a different basis than the agreed value and results in a higher recorded purchase price. Including transaction costs, the total consideration was $100.9 million for accounting purposes.

On January 11, 2008, the Company acquired the remaining 70 percent of the common shares of ChemErgy Ltd. that it did not previously own for aggregate consideration of approximately $6.6 million. The purchase price was satisfied through the payment to the vendors of approximately $4.8 million in cash, the transfer of real property at a value of approximately $0.5 million and the issuance of 71,581 common shares of the Company with a value of approximately $1.3 million.

On January 4, 2008, the Company acquired all the shares of 1368303 Alberta Ltd. from a Canadian competitor for cash and share consideration totalling approximately $2.7 million. The Company issued 78,579 common shares with a value of approximately $1.3 million in conjunction with the acquisition, in addition to approximately $1.4 million of cash. All of the consideration paid was assigned to capital assets, as the acquired company had no assets or liabilities other than fracturing equipment.

Additionally, net cash used for investing activities was impacted by the net change in non-cash working capital from the purchase of capital assets.

The effect of changes in foreign exchange rates on the Company's cash and cash equivalents during 2009 was a loss of $8.5 million versus a gain of $9.9 million during 2008. These gains and losses relate to cash and cash equivalents held by the Company in a foreign currency.

With its strong working capital position, unutilized credit facilities and anticipated funds provided by operations, the Company expects to have adequate resources to fund its financial obligations and planned capital expenditures for 2010 and beyond.

Outstanding Share Data

The Company is authorized to issue an unlimited number of common shares. Employees have been granted options to purchase common shares under the

Company's shareholder-approved stock option plan. The number of shares reserved for issuance under the stock option plan is equal to 10 percent of the Company's issued and outstanding common shares. As at February 28, 2010, there were 43,022,515 common shares issued and outstanding, and 3,311,849 options to purchase common shares.

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Advisories

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Forward-Looking Statements

In order to provide Calfrac shareholders and potential investors with information regarding the Company and its subsidiaries, including management's assessment of Calfrac's plans and future operations, certain statements contained in this press release, including statements that contain words such as "anticipates", "can", "may", "might", "could", "potential", "expect", "believe", "intend", "forecast", "will", or similar words suggesting future outcomes, are forward-looking statements. Forward-looking statements in this document include, but are not limited to, statements with respect to future capital expenditures, future financial resources, future oil and natural gas well activity, outcome of specific events, trends in the oil and natural gas industry and the Company's growth prospects including, without limitation, its international growth strategy and prospects. These statements are derived from certain assumptions and analyses made by the Company based on its experience and interpretation of historical trends, current conditions, expected future developments and other factors that it believes are appropriate in the circumstances, including assumptions related to commodity pricing, North American drilling activity and the expectation that access to capital will continue to be restricted for many of Calfrac's customers. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from the Company's expectations. The most significant risk factors to Calfrac relate to prevailing economic conditions; commodity prices; sourcing, pricing and availability of raw materials, component parts, equipment, suppliers, facilities and skilled personnel; dependence on major customers; uncertainties in weather and temperature affecting the duration of the service periods and the activities that can be completed; and regional competition. Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Further information about these risks and uncertainties may be found under "Business Risks" below.

Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements and there can be no assurance that actual results or developments anticipated by the Company will be realized, or that they will have the expected consequences or effects on the Company or its business or operations. The Company assumes no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise, except as required pursuant to applicable securities laws.

Business Risks

The business of Calfrac is subject to certain risks and uncertainties. Prior to making any investment decision regarding Calfrac, investors should carefully consider, among other things, the risk factors set forth in the Company's most recently filed Annual Information Form and incorporated by reference herein.

The Annual Information Form is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Copies of the Annual Information Form may also be obtained on request without charge from Calfrac at 411 - 8th Avenue S.W., Calgary, Alberta T2P 1E3, or at www.calfrac.com, or by facsimile at 403-266-7381.

Non-GAAP Measures

Certain measures in this press release do not have any standardized meaning as prescribed under Canadian GAAP and are therefore considered non-GAAP measures. These measures include operating income, funds provided by operations and EBITDA. These measures may not be comparable to similar measures presented by other entities. These measures have been described and presented in this press release in order to provide shareholders and potential investors with additional information regarding the Company's financial results, liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this press release as these measures are discussed and presented.

Additional Information

Further information regarding Calfrac Well Services Ltd., including the most recently filed Annual Information Form, can be accessed on the Company's website at www.calfrac.com or under the Company's public filings found at www.sedar.com.

Fourth Quarter Conference Call

Calfrac will be conducting a conference call for interested analysts, brokers, investors and news media representatives to review its 2009 fourth quarter results at 10:00 a.m. (Mountain Time) on Thursday, March 4, 2010. The conference call dial-in number is 1-888-231-8191 or 647-427-7450. The seven-day replay numbers are 1-800-642-1687 or 416-849-0833 (once connected, enter 56349546). A webcast of the conference call may be accessed via the Company's website at www.calfrac.com.

<<

CONSOLIDATED BALANCE SHEETS

As at	December 31, 2009	December 31, 2008
(000s) (unaudited)	($)	($)
ASSETS		
Current assets		
Cash and cash equivalents	25,070	36,492
Accounts receivable	135,775	120,048
Income taxes recoverable	1,780	6,681
Inventory	44,297	41,123
Prepaid expenses and deposits	6,746	5,813
	213,668	210,157
Capital assets	579,233	459,874
Goodwill	10,523	10,523
Future income taxes	37,466	11,218
	840,890	691,772
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	82,212	94,582
Bank loan	-	15,000
Current portion of long-term debt (note 4)	1,996	-
Current portion of capital lease obligations		

(note 5)	1,217	-
	85,425	109,582
Long-term debt (note 4)	267,351	159,899
Capital lease obligations (note 5)	3,808	-
Other long-term liabilities	1,227	1,368
Future income taxes	20,474	24,815
Deferred credit	2,505	2,588
Non-controlling interest	168	44
	380,958	298,296
Shareholders' equity		
Capital stock (note 6)	251,282	168,813
Contributed surplus (note 7)	10,808	7,297
Retained earnings	202,083	211,652
Accumulated other comprehensive income (loss)	(4,241)	5,714
	459,932	393,476
	840,890	691,772

Contingencies (note 11)

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

	Three Months Ended	Dec. 31,		Year Ended Dec. 31,
	2009	2008	2009	2008
(000s, except per share data) (unaudited)	($)	($)	($)	($)
Revenue	173,124	172,430	591,500	564,363
Expenses				
Operating	139,681	133,910	482,682	441,259
Selling, general and administrative	10,286	12,862	37,683	41,164
Depreciation	17,625	14,279	63,188	51,147
Interest, net	4,297	3,499	15,248	11,572
Equity share of income from long-term investments	-	-	-	(122)
Foreign exchange losses (gains)	(79)	(1,099)	3,823	(1,904)
Loss (gain) on disposal of capital assets	(162)	17	(1,483)	9
	171,648	163,468	601,141	543,125
Income (loss) before income taxes and non-controlling interest	1,476	8,962	(9,641)	21,238
Income tax expense (recovery)				
Current	619	(210)	1,853	(4,058)
Future	(20)	1,330	(6,082)	7,573

	599	1,120	(4,229)	3,515
Income (loss) before non-controlling interest	877	7,862	(5,412)	17,723
Non-controlling interest	13	(19)	124	(141)
Net income (loss) for the period	864	7,861	(5,536)	17,864
Retained earnings, beginning of period	203,365	206,150	211,652	198,039
Dividends	(2,146)	(1,887)	(4,033)	(3,779)
Premium on purchase of shares	-	(472)	-	(472)
Retained earnings, end of period	202,083	211,652	202,083	211,652
Earnings (loss) per share (note 6)				
Basic	0.02	0.21	(0.14)	0.47
Diluted	0.02	0.21	(0.14)	0.47

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Three Months Ended Dec. 31,		Year Ended Dec. 31,	
	2009	2008	2009	2008
(000s) (unaudited)	($)	($)	($)	($)
Net income (loss) for the period	864	7,861	(5,536)	17,864
Other comprehensive income (loss)				
Change in foreign currency translation adjustment	(1,121)	8,355	(9,955)	11,918
Comprehensive income (loss)	(257)	16,216	(15,491)	29,782
Accumulated other comprehensive income (loss), beginning of period	(3,120)	(2,641)	5,714	(6,204)
Other comprehensive income (loss) for the period	(1,121)	8,355	(9,955)	11,918
Accumulated other comprehensive income (loss), end of period	(4,241)	5,714	(4,241)	5,714

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended Dec. 31, 2009	2008	Year Ended Dec. 31, 2009	2008
(000s) (unaudited)	($)	($)	($)	($)
CASH PROVIDED BY (USED IN)				
OPERATING ACTIVITIES				
Net income (loss) for the period	864	7,861	(5,536)	17,864
Items not involving cash				
Depreciation	17,625	14,279	63,188	51,147
Amortization of debt issue costs	317	185	849	649
Stock-based compensation	943	1,185	3,560	3,768
Equity share of income from long-term investments	-	-	-	(122)
Loss (gain) on disposal of capital assets	(162)	17	(1,483)	9
Future income taxes	(20)	1,330	(6,082)	7,573
Non-controlling interest	13	(19)	124	(141)
	19,580	24,838	54,620	80,747
Net change in non-cash operating assets and liabilities	11,057	(1,853)	1,307	(30,636)
	30,637	22,985	55,927	50,111
FINANCING ACTIVITIES				
Bank loan proceeds	-	15,000	5,000	15,000
Issuance of long-term debt	153,562	65,000	216,103	65,000
Bank loan repayments	(19,634)	-	(39,634)	-
Long-term debt repayments	(107,143)	(65,000)	(107,201)	(65,000)
Capital lease obligation repayments	(166)	-	(166)	-
Purchase of common shares	-	(932)	-	(932)
Net proceeds on issuance of common shares	213	-	213	8,883
Dividends	(2,146)	(1,887)	(4,033)	(3,779)
	24,686	12,181	70,282	19,172
INVESTING ACTIVITIES				
Purchase of capital assets	(18,245)	(32,233)	(102,176)	(84,807)
Proceeds on disposal of capital assets	155	33	2,288	318
Acquisitions, net of cash acquired (note 9)	(18,692)	-	(18,692)	(6,117)
Long-term investments and other	-	-	-	326
Net change in non-cash working capital from purchase of capital				

assets	(3,266)	4,263	(10,534)	8,443
	(40,048)	(27,937)	(129,114)	(81,837)
Effect of exchange rate changes on cash and cash equivalents	(827)	6,522	(8,517)	9,942
Increase (decrease) in cash and cash equivalents	14,448	13,751	(11,422)	(2,612)
Cash and cash equivalents, beginning of period	10,622	22,741	36,492	39,104
Cash and cash equivalents, end of period	25,070	36,492	25,070	36,492

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2009
(figures in text and tables are in 000s except share data and certain other exceptions as indicated) (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Calfrac Well Services Ltd. (the "Company") do not conform in all respects to the requirements of generally accepted accounting principles (GAAP) for annual financial statements. The interim financial statements should be read in conjunction with the most recent annual financial statements.

2. SEASONALITY OF OPERATIONS

The Company's Canadian business is seasonal in nature. The lowest activity levels are typically experienced during the second quarter of the year when road weight restrictions are in place and access to wellsites in Canada is reduced.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) The interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements, except for the adoption of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3064 Goodwill and Intangible Assets and Handbook Section 3862 Financial Instruments: Disclosures.

Section 3064 replaces the previous Section 3062 and establishes standards for the recognition, measurement, presentation and disclosure of intangible assets and goodwill subsequent to its initial recognition. The adoption of Section 3064 has not had an impact on the Company's consolidated financial statements, as the provisions relating to goodwill are unchanged from the previous standard and the Company has no recognizable intangible assets.

Section 3862 provides revised and enhanced disclosure requirements for liquidity disclosure risks and the fair value measurement of financial instruments. Fair value measurements are to be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The adoption of this revised standard has not had an impact on the disclosures in the Company's consolidated financial statements.

(b) In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that International Financial Reporting Standards (IFRS) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. As a result, the Company will be required to report its results in accordance with IFRS beginning in 2011. The Company has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information. The impact of IFRS on the Company's consolidated financial statements is not reasonably determinable at this time.

4. LONG-TERM DEBT

As at December 31,	2009	2008
(000s)	($)	($)
US$235,000 senior unsecured notes, due February 15, 2015 bearing interest at 7.75%, payable semi-annually	246,985	164,430
Less: unamortized debt issue costs and unamortized debt discount	(11,768)	(4,531)
	235,217	159,899
$165,000 extendible revolving term loan facility currently bearing interest at the Canadian prime rate plus 1%, secured by the Canadian and U.S. assets of the Company	24,699	-
Less: unamortized debt issue costs	(1,128)	-
	23,571	-
Mortgage obligations maturing between June 2012 and April 2013 bearing interest at rates ranging from 4.94% to 6.69%, repayable $69 per month principal and interest, secured by certain real property	7,379	-
US$3,107 mortgage maturing May 16, 2018 bearing interest at U.S. prime less 1%, repayable US$35 per month principal and interest, secured by certain real property	3,180	-
	269,347	159,899
Less: current portion of long-term debt	(1,996)	-
	267,351	159,899

The fair value of the senior unsecured notes based on the closing market price at December 31, 2009 was $239,575 (December 31, 2008 - $77,282). The carrying value of the revolving credit facility approximates its fair value due to its variable interest rate and first priority security position. The carrying values of the mortgage obligations approximate their fair values as the interest rates are not significantly different than current mortgage rates for similar loans.

The interest rate on the term revolving facility is based upon the parameters of certain bank covenants, and range from prime plus 1% to prime plus 1.75%. The facility is repayable in 7 equal quarterly principal instalments of $1,235 commencing December 31, 2010 plus a final payment of $16,054 on September 28, 2012, assuming the facility is not extended. The term and commencement of principal repayments under the facility may be extended by one year on each anniversary at the request of the Company and acceptance by the lenders. The Company also has the ability to prepay principal without penalty.

5. OBLIGATIONS UNDER CAPITAL LEASES

As at December 31,	2009	2008
(000s)	($)	($)
Capital lease contracts bearing interest at rates ranging from 5.68% to 6.58%, repayable $124 per month, secured by certain equipment	5,599	-
Less: interest portion of contractual payments	(574)	-
	5,025	-
Less: current portion of capital lease obligations	(1,217)	-
	3,808	-

The carrying values of the capital lease obligations approximate their fair values as the interest rates are not significantly different than current rates for similar leases.

6. CAPITAL STOCK

Authorized capital stock consists of an unlimited number of common shares.

Continuity of Common Shares	2009		2008	
	Shares	Amount	Shares	Amount
	(No.)	($000s)	(No.)	($000s)
Balance, January 1	37,741,561	168,813	37,201,872	155,254
Issued upon exercise of stock options	12,975	262	492,311	11,379
Issued on acquisitions (note 9)	5,144,344	82,207	150,160	2,640
Purchased under Normal Course Issuer Bid	-	-	(102,782)	(460)
Balance, December 31	42,898,880	251,282	37,741,561	168,813

The weighted average number of common shares outstanding for the year December 31, 2009 was 38,475,444 basic and 38,475,444 diluted (year ended December 31, 2008 - 37,696,924 basic and 37,716,914 diluted). The difference between basic and diluted shares for the year ended December 31, 2008 was attributable to the dilutive effect of stock options issued by the Company and shares held in trust. All of the outstanding options disclosed in note 8 could be potentially dilutive in the future; however, they were not included in the calculation of diluted shares for the year ended December 31, 2009, as they would have an anti-dilutive effect.

7. CONTRIBUTED SURPLUS

Continuity of Contributed Surplus	2009	2008
(000s)	($)	($)
Balance, January 1	7,297	6,025
Stock options expensed	3,560	3,768
Stock options exercised	(49)	(2,496)
Balance, December 31	10,808	7,297

8. STOCK OPTIONS

Continuity of Stock Options	2009		2008	
	Options	Average Exercise Price	Options	Average Exercise Price
	(No.)	($)	(No.)	($)
Balance, January 1	2,043,344	21.69	1,224,223	22.90
Granted during the period	865,000	8.60	1,429,400	19.66
Exercised for common shares	(12,975)	16.43	(492,311)	18.04
Forfeited	(222,826)	22.59	(87,468)	23.79
Expired	(164,400)	32.59	(30,500)	27.80
Balance, December 31	2,508,143	16.70	2,043,344	21.69

Stock options vest equally over three or four years and expire three-and-one-half or five years from the date of grant. The exercise price of outstanding options ranges from $8.35 to $29.79 with a weighted average remaining life of 3.06 years. When stock options are exercised the proceeds, together with the amount of compensation expense previously recorded in contributed surplus, are added to capital stock.

9. ACQUISITIONS

(a) Asset Acquisition

On August 14, 2009, the Company purchased the fracturing assets of a competitor for $44,513 including related transaction costs. The Company acquired $42,252 of capital assets comprised of fracturing equipment and certain real property, as well as $2,261 of the vendor's parts and materials inventory. The purchase price was satisfied through payment of $41,071 in cash and the assumption of long-term debt in the amount of $3,442.

(b) Century Oilfield Services Inc.

On November 10, 2009, the Company acquired all of the issued and outstanding shares of Century Oilfield Services Inc. for aggregate consideration of $100,898. The Company issued 5,144,344 common shares at a value of $15.98 per share (based on the volume weighted average share price for the three days prior to and after the announcement date of September 20, 2009) with a value of $82,207 in conjunction with the acquisition, in addition to cash of $13,506 and transaction costs of $5,185. Net assets acquired and liabilities assumed were as follows:

(000s)	($)
Working capital	18,216
Capital assets	108,930
Future income tax asset	21,014
Bank loan and long-term debt	(42,069)
Obligation under capital leases	(5,193)
Total consideration	100,898

10. CAPITAL STRUCTURE

The Company's capital structure is comprised of shareholders' equity and long-term debt. The Company's objectives in managing capital are (i) to maintain flexibility so as to preserve the Company's access to capital markets and its ability to meet its financial obligations, and (ii) to finance growth, including potential acquisitions.

The Company manages its capital structure and makes adjustments in light of changing market conditions and new opportunities, while remaining cognizant of the cyclical nature of the oilfield services sector. To maintain or adjust its capital structure, the Company may revise its capital spending, adjust dividends paid to shareholders, issue new shares or new debt or repay existing debt.

The Company monitors its capital structure and financing requirements using, amongst other parameters, the ratio of long-term debt to cash flow. Cash flow for this purpose is defined as cash provided by operating activities before the net change in non-cash operating assets and liabilities as reflected in the consolidated statement of cash flows. The ratio of long-term debt to cash flow does not have any standardized meaning prescribed under GAAP and may not be comparable to similar measures used by other companies.

At December 31, 2009, the long-term debt to cash flow ratio was 4.93:1 (December 31, 2008 - 1.98:1) calculated on a 12-month trailing basis as follows:

As at December 31,	2009	2008
(000s)	($)	($)
Long-term debt (net of unamortized debt issue costs and debt discount) (note 4)	269,347	159,899
Cash flow	54,620	80,747
Long-term debt to cash flow ratio	4.93	1.98

The higher ratio at December 31, 2009 as compared to December 31, 2008 is partially due to the fact that additional long-term debt was assumed as part of the Century acquisition (note 9b). Also, the additional cash flow contributed as a result of this acquisition was only included in the Company's results for the period November 10, 2009 through December 31, 2009.

The Company is subject to certain financial covenants relating to working capital, leverage and the generation of cash flow in respect of its operating and revolving credit facilities. These covenants are monitored on a monthly basis. The Company is in compliance with all such covenants.

The Company's capital management objectives, evaluation measures and targets have remained unchanged over the periods presented.

11. CONTINGENCIES

Greek Operations

As a result of the acquisition and amalgamation with Denison Energy Inc. ("Denison") in 2004, the Company assumed certain legal obligations relating to Denison's Greek operations.

In 1998, North Aegean Petroleum Company E.P.E. ("NAPC"), a Greek subsidiary of a consortium in which Denison participated (and which is now a majority-owned subsidiary of the Company), terminated employees in Greece as a result of the cessation of its oil and gas operations in that country. Several groups of former employees have filed claims against NAPC and the consortium alleging that their termination was invalid and that their severance pay was improperly determined.

In 1999, the largest group of plaintiffs received a ruling from the Athens Court of First Instance that their termination was invalid and that salaries in arrears amounting to approximately $10,270 (6,846 euros) plus interest was due to the former employees. This decision was appealed to the Athens Court of Appeal, which allowed the appeal in 2001 and annulled the above-mentioned decision of the Athens Court of First Instance. The said group of former employees filed an appeal with the Supreme Court of Greece, which was heard on May 29, 2007. The Supreme Court of Greece allowed the appeal and sent the matter back to the Athens Court of Appeal for the consideration of the quantum of awardable salaries in arrears. On June 3, 2008, the Athens Court of Appeal rejected NAPC's appeal and reinstated the award of the Athens Court of First Instance, which decision has been further appealed to the Supreme Court of Greece, and on November 3, 2009 was postponed until March 16, 2010. Counsel to NAPC has obtained a judicial order entitling NAPC to obtain certain employment information in respect of the plaintiffs which is required in order to assess the extent to which the plaintiffs have mitigated any damages which may otherwise be payable. NAPC intends to vigorously defend the appeal decision before the Supreme Court of Greece both in relation to the merits of the plaintiffs' case as well as in respect of the quantum of any damages which may be awarded. In the event that an adverse ruling is issued by the Supreme Court of Greece, NAPC and the Company intend to assess available rights of appeal to any other levels of court in any jurisdiction where such an appeal is warranted.

Several other smaller groups of former employees have filed similar cases in various courts in Greece. One of these cases was heard by the Athens Court of First Instance on January 18, 2007. By judgment rendered November 23, 2007, the plaintiff's allegations were partially accepted, and the plaintiff was awarded compensation for additional work of approximately $53 (35 euros), plus interest. The appeal of this decision was heard on June 2, 2009, at which time an additional claim by the plaintiff seeking damages of $335 (223 euros), plus interest, was also heard. A decision in respect of the hearing has been rendered which accepted NAPC's appeal and rejected the additional claim of the plaintiff. Another one of the lawsuits seeking salaries in arrears of $192 (128 euros), plus interest, was heard by the Supreme Court of Greece on November 6, 2007, at which date the appeal of the plaintiffs was denied for technical reasons due to improper service. A rehearing of this appeal scheduled for September 22, 2009 was postponed until September 21, 2010. The remaining action, which is seeking salaries in arrears of approximately $659 (439 euros) plus interest, was scheduled to be heard before the Athens Court of First Instance on October 1, 2009, but was adjourned as a result of the recently held Greek elections. No date has been set for the adjourned hearing.

The Company has signed an agreement with a Greek exploration and production company pursuant to which it has agreed to assign approximately 90% of its entitlement under an offshore license agreement for consideration including a full indemnity in respect of the Greek legal claims described above. The completion of the transactions contemplated by such agreement is subject to certain conditions precedent, the fulfillment of which is not in the Company's control.

The direction and financial consequences of the potential decisions in these actions cannot be determined at this time and, consequently, no provision has been recorded in these financial statements.

12. SEGMENTED INFORMATION

The Company's activities are conducted in four geographic segments: Canada, Russia, the United States and Latin America. All activities are related to fracturing, coiled tubing, cementing and well stimulation services for the oil and natural gas industry.

	Canada	Russia	United States
(000s)	($)	($)	($)
Three Months Ended December 31, 2009			
Revenue	84,754	14,698	54,256
Operating income (loss)(1)	18,757	3,047	3,405
Segmented assets	447,889	110,372	240,975
Capital expenditures	11,487	4,663	1,668
Goodwill	7,236	979	2,308
Three Months Ended December 31, 2008			
Revenue	82,788	12,223	68,790
Operating income (loss)(1)	11,814	527	17,757
Segmented assets	299,487	110,207	262,266
Capital expenditures	19,342	4,596	7,229
Goodwill	7,236	979	2,308
Year Ended December 31, 2009			
Revenue	241,821	66,630	218,276
Operating income (loss)(1)	32,864	18,967	25,893
Segmented assets	447,889	110,372	240,975
Capital expenditures	35,196	7,798	56,558
Goodwill	7,236	979	2,308
Year Ended December 31, 2008			
Revenue	273,398	57,355	205,999

Operating income (loss)(1)	40,294	8,842	52,788
Segmented assets	299,487	110,207	262,266
Capital expenditures	36,585	6,343	37,534
Goodwill	7,236	979	2,308

	Latin America	Corporate	Consol-idated
(000s)	($)	($)	($)
Three Months Ended December 31, 2009			
Revenue	19,416	-	173,124
Operating income (loss)(1)	2,597	(4,649)	23,157
Segmented assets	41,654	-	840,890
Capital expenditures	427	-	18,245
Goodwill	-	-	10,523
Three Months Ended December 31, 2008			
Revenue	8,629	-	172,430
Operating income (loss)(1)	655	(5,095)	25,658
Segmented assets	19,812	-	691,772
Capital expenditures	1,066	-	32,233
Goodwill	-	-	10,523
Year Ended December 31, 2009			
Revenue	64,773	-	591,500
Operating income (loss)(1)	10,612	(17,201)	71,135
Segmented assets	41,654	-	840,890
Capital expenditures	2,624	-	102,176
Goodwill	-	-	10,523
Year Ended December 31, 2008			
Revenue	27,611	-	564,363
Operating income (loss)(1)	(1,817)	(18,167)	81,940
Segmented assets	19,812	-	691,772
Capital expenditures	4,345	-	84,807
Goodwill	-	-	10,523

(1) Operating income (loss) is defined as net income (loss) plus depreciation, interest, equity share of net income from long-term investments, foreign exchange gains or losses, gains or losses on disposal of capital assets, income taxes and non-controlling interest.

The following table sets forth consolidated revenue by service line:

	Three Months Ended Dec. 31,		Year Ended Dec. 31,	
	2009	2008	2009	2008
(000s)	($)	($)	($)	($)
Fracturing	151,391	145,101	504,441	468,274
Coiled tubing	11,422	16,062	47,667	56,386
Cementing	5,942	8,866	25,696	30,116
Other	4,369	2,401	13,696	9,587
	173,124	172,430	591,500	564,363

The Company's customer base consists of over 180 oil and natural gas exploration and production companies, ranging from large multinational public companies to small private companies. Notwithstanding the Company's broad customer base, Calfrac has four significant customers that collectively accounted for approximately 49 percent of the Company's revenue for the year ended December 31, 2009 (December 31, 2008 - three significant customers for approximately 35 percent) and of such customers, one customer accounted for approximately 17 percent of the Company's revenue for the year ended December 31, 2009 (December 31, 2008 - 12 percent).

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%SEDAR: 00002062E

/For further information: Douglas R. Ramsay, President and Chief Executive Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Laura A. Cillis, Senior Vice President, Finance and Chief Financial Officer, Telephone: (403) 266-6000, Fax: (403) 266-7381; Tom J. Medvedic, Senior Vice President, Corporate Development, Telephone: (403) 266-6000, Fax: (403) 266-7381/
(CFW.)

CO: Calfrac Well Services Ltd.

CNW 22:39e 03-MAR-10